As filed with the Securities and Exchange Commission on June 6, 1997. Registration No.333-19755

                         Amendment No. 3 to

                              FORM S-2

                 SECURITIES AND EXCHANGE COMMISSION

                       REGISTRATION STATEMENT

                                UNDER

                     THE SECURITIES ACT OF 1933

            METROPOLITAN MORTGAGE & SECURITIES CO., INC.
            A Washington Corporation--IRS No. 91-0609840


                       929 West Sprague Avenue
                      Spokane, Washington 99204
                           (509) 838-3111

                          Agent for Service
                  C. Paul Sandifur, Jr., President
            Metropolitan Mortgage & Securities Co., Inc.
                       929 West Sprague Avenue
                          Spokane, WA 99204
                    Telephone No. (509) 838-3111

     Approximate date of commencement of proposed sale to the public:
As  soon as practicable after the effective date of this Registration
Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for
the same offering.    /  /.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /.

     If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.    /  /.

                   CALCULATION OF REGISTRATION FEE

Title of each                    Amount      Proposed    Proposed     Amount
of
class   of                            to  be        maximum       maximum
registration
securities to                   registered    offering   aggregate      fee
be registered                                 price per   offering
                                                unit        price
Investment Debentures,
  Series II                   $96,500,000       $  1      $96,500,000  $32,168
Installment Debentures
  Series I                    $ 3,500,000       $  1      $ 3,500,000  $ 1,702

Preferred Stock
  Series E-7 Shares               250,000       $100      $25,000,000  $ 7,576


      The Registrant is hereby proposing to register Investment Debentures, Series II, in the amount of $26,500,000, Installment Debentures, Series I in the amount of $500,000, and 250,000 shares of Preferred Stock, Series E-7. The amount of the filing fee associated with such newly registered securities is $8,030, $667, and $7,576 respectively. The Registrant is hereby amending Registration No. 333-335 pursuant to Rule 429 of which approximately $70,000,000 of
Investment   Debentures,   Series  II,  $3,000,000   of   Installment
Debentures, Series I remain unsold. The amount of the filing fee associated with such previously registered securities, which fee was previously paid with prior Registration Statements, was $24,138 and $1,035 respectively (which fee was based upon the prior filing fee amount).The amount of the registration fee shown above is the combined fee for the previously registered securities (based on prior filing fees) and the fee for the newly registered securities.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

                               PART I

            METROPOLITAN MORTGAGE & SECURITIES CO., INC.


                        Cross Reference Sheet
         Showing Location in Prospectus of Items of the Form
Item

1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus........  Outside Front
                                                    Cover Page
2.  Inside Front and Outside Back Cover Pages of
      Prospectus..........................             Inside   Front
Cover
                                                    Page
3.  Summary Information, Risk Factors and Ratio
    of Earnings to Fixed Charges and Preferred Stock
    Dividends.....................................  Prospectus
                                                    Summary;
                                                    Summary
                                                    Consolidated
                                                    Financial Data;
                                                    Risk Factors
4.  Use of Proceeds...............................  Use of Proceeds
5.  Determination of Offering Price...............  *
6.  Dilution......................................  *
7.  Selling Security Holders......................  *
8.  Plan of Distribution..........................  Plan of
                                                    Distribution
9.  Description of Securities to be Registered....  Description of
                                                    Securities;
                                                    Description
                                                    of Debentures;
                                                    Summary of
                                                    Capital Stock
                                                    Description of
                                                    Common Stock;
                                                    Description of
                                                    Preferred Stock
10. Interest of Named Experts and Counsel.......    Legal Matters;
                                                    Experts
11. Information with Respect to the Registrant..    Front Cover Page;
                                                    Prospectus
                                                    Summary;
                                                    Capitalization;
                                                  Selected

                                                    Consolidated
                                                    Financial Data;
                                                    Management's
                                                    Discussion and
                                                    Analysis
                                                    of Financial
                                                    Condition
                                                    and Results of
                                                    Operations;
                                                    Business;
                                                    Management;
                                                    Principal
                                                    Shareholders;
                                                    Certain
                                                  Relationships and
                                                  Related
                                                  Transactions;
                                                    Financial
                                                    Statements

12.                                                Incorporation   of
Certain Information
   by Reference..................................   Available
                                                    Information
                                                    Incorporation of
                                                    Certain Documents
                                                    By Reference

13.                                                  Disclosure    of
Commission Position on Indem-
   nification for Securities Act Liabilities.....   Indemnification

*Not applicable or negative.

             SUBJECT TO COMPLETION, DATED June 6, 1997

                             PROSPECTUS

                METROPOLITAN MORTGAGE & SECURITIES CO., INC.
       $96,500,000    Investment Debentures, Series II
       $ 3,500,000    Installment Debentures, Series I
           250,000    Shares Variable Rate Cumulative Preferred
                      Stock, Series E-7 ($100 Per Share Offering
                      Price and Liquidation Preference)

     The Investment Debentures, Series II and Installment Debentures, Series I (collectively, Debentures) and the shares of Variable Rate Cumulative Preferred Stock, Series E-7 (Preferred Stock) are being offered separately and not as units. A holder of Investment Debentures, Series II may elect to receive interest monthly, quarterly, semi-annually or annually without compounding, or at the election of the holder of Investment Debentures, Series II if interest is left with Metropolitan it will compound semi-annually until maturity. Installment Debentures Series I will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Debentures are unsecured debt instruments, senior in liquidation to outstanding equity securities, subordinate to collateralized debt, on parity with unsecured accounts payable and accrued liabilities and on parity with all previously issued and outstanding debentures. At September 30, 1996, the Consolidated Group had approximately $1,033,190,000 of debt senior to and approximately $10,952,000 of debt in parity with the approximately $192,174,000 of outstanding debentures. The Debentures will be issued in fully registered form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) reserves the right to change prospectively, by way of a supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Debentures. The current provisions are set forth below. See "DESCRIPTION OF DEBENTURES".

      MINIMUM                      TERM TO                      ANNUAL
    INVESTMENT                    MATURITY                  INTEREST RATE
    _______________           ________________              _____________
                   INVESTMENT DEBENTURES, SERIES II
       $


       $
       $
       $
                     INSTALLMENT DEBENTURES, SERIES I

        $



                           PREFERRED STOCK, SERIES E-7

  PRICE                DISTRIBUTION FORMULA
  PER SHARE           (Applicable Rate)

$100               The greater per annum rate of
                            the Three-Month U.S. Treasury Bill Rate, or the Ten Year Constant Maturity Rate, or the Twenty Year Constant Maturity Rate,
                      plus .5% (Minimum 6%/Maximum 14%)

   The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions". Preferred Stock may be redeemed, in whole or in part, at the option of Metropolitan at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". In liquidation, Preferred Stock is subordinate to all debts of
Metropolitan including Metropolitan's Investment and Installment Debentures, Series II and I, and on parity with other preferred stock and senior to Metropolitan's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".

   There is no trading market for the Debentures or the Preferred Stock and none is expected to be established in the future. See " RISK FACTORS". A list of persons willing to sell or purchase Metropolitan's issued and outstanding shares of preferred stock has been maintained by Metropolitan Investment Securities, Inc. (MIS) as a convenience to holders of Metropolitan's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". This offering of Debentures and Preferred Stock is subject to withdrawal or cancellation by Metropolitan without notice.

   FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE DEBENTURES AND PREFERRED STOCK OFFERED HEREBY SEE RISK FACTORS ON PAGE ___ OF THIS PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                          UNDERWRITING DISCOUNTS        PROCEEDS TO
               PRICE            AND                  ISSUER OR OTHER
              TO PUBLIC     COMMISSIONS (1)              PERSONS(2)
Per
Debenture         100%      0% to 6%              100% to 94%
Total:       $100,000,000   None - $6,000,000     $100,000,000-$94,000,000
Per
Preferred
Share            $100       0% to 6%              100% to 94%

Total:       $25,000,000    None - $1,500,000     $25,000,000-$23,500,000



       (1) There is no direct sales charge to the investor. Debentures earn interest, and Preferred Stock distributions are calculated on their full respective offering prices, without deduction. Metropolitan will reimburse its underwriters, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION".

     (2)  Before deducting other expenses estimated at $190,000.

     The Debentures and Preferred Stock are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. See "PLAN OF DISTRIBUTION" & "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS". No offering will be made pursuant to this prospectus subsequent to January 31, 1998. The offering is subject to NASD Rule 2720 (formerly Schedule E). See "PLAN OF DISTRIBUTION".

     The date of this Prospectus is ____________________.

               INSIDE FRONT COVER PAGE OF PROSPECTUS

     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Debentures or Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                        AVAILABLE INFORMATION

     Metropolitan is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Metropolitan with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450
Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following address: (http:\\www.sec.gov).

       Metropolitan has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Debentures and Preferred Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The   following  documents  filed  with  the  Commission   are
incorporated herein by reference in this Prospectus:

  (a) Annual report on Form 10-K for the fiscal year ended September 30, 1996 (filed January 13, 1997);

(b) Quarterly report on Form 10-Q for the three month period ended December 31, 1996 (filed February 19, 1997).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Metropolitan will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

                                TABLE           OF           CONTENTS
PAGE

Available Information.........................................

Incorporation of Certain Documents by Reference...............

Prospectus Summary............................................
Summary  Consolidated Financial Data..........................
Risk Factors..................................................

Description of Securities.....................................
  Description of Debentures...................................
  Summary of Capital Stock....................................
  Description of Preferred Stock..............................
  Description of Common Stock.................................

Legal Matters.................................................
  Legal Opinion...............................................
  Legal Proceedings...........................................
Experts.......................................................

Plan of Distribution..........................................

Use of Proceeds...............................................

Capitalization................................................

Selected Consolidated Financial Data..........................

Management's Discussion and Analysis of
  Financial Condition and Results of Operations...............

Business......................................................
  Overview....................................................
  Receivable Investments......................................
  Real Estate Development.....................................
  Life Insurance and Annuity Operations.......................
  Method of Financing.........................................
  Competition.................................................
  Regulation..................................................

Management....................................................

Executive Compensation.......................................

Compensation Committee Interlocks

  And Insider Participation...................................

Certain Relationships and Related Transactions................

Ownership of Management ......................................

Principal Shareholders........................................

Indemnification...............................................

Index to Consolidated Financial Statements....................

                         PROSPECTUS SUMMARY


      This summary is qualified in its entirety by reference to, and should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Prospectus. This offering involves certain considerations to prospective investors which are set forth in "DESCRIPTION OF SECURITIES" & "RISK FACTORS".

          THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

      Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) was established and incorporated in the State of Washington in January, 1953. Its principal executive offices are located at 929 West Sprague Avenue, Spokane, WA. Its mailing address is P.O. Box 2162, Spokane, WA 99210-2162 and its telephone number is (509) 838-3111. Where reference herein is intended to include Metropolitan and its subsidiaries, they are jointly referred to as the "Consolidated Group". Where reference herein is intended to refer to Metropolitan, (e.g. the parent company) it is referred to individually as "Metropolitan".

      The Consolidated Group is engaged, nationwide, in the business of acquiring, holding, selling, originating and servicing receivables (hereinafter Receivables). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The Receivables collateralized by real estate are typically non conventional in that they were originated as the result of seller financing, or they were originated by institutional lenders who specialize in borrowers with impaired credit histories. See "Business-Receivable Investments". In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities. See "Business-Securities Investments".

      The Consolidated Group invests in Receivables using funds generated from Receivable cash flows, the sale of annuities, the sale and securitization of Receivables, the sale of debentures and preferred stock, collateralized borrowing, sale of real estate and securities portfolio earnings. See "Business-Method of Financing". Metropolitan provides Receivable acquisition services, for a fee, to its insurance subsidiary, Western United Life Assurance Company (Western United). Metwest Mortgage Services, Inc. (Metwest) services the Receivables for Metropolitan and Western United. Metropolitan and Metwest also provide Receivable acquisition, management and collection services, for a fee to Summit Securities, Inc. (Summit), Old Standard Life Insurance Company (Old Standard) and to Arizona Life Insurance Co. (Arizona Life). See "BUSINESS- Management and Receivable Acquisition Services" & "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS".

      The Consolidated Group also owns various other repossessed and other properties, all of which are held for sale and/or development, including a timeshare condominium resort in Hawaii. See "BUSINESS-Real Estate Development."

     At September 30, 1996, the Consolidated Group had 393 full time equivalent employees. No personnel are represented by any labor organization and the Consolidated Group considers relations with its employees to be satisfactory.

      Metropolitan's principal office and its subsidiaries' principal offices, are located in commercial buildings in downtown Spokane, Washington on property owned by Metropolitan consisting of a full city block with an aggregate rentable area of approximately 50,000 square feet.

Terms:

For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document. Also, See "Business".

Consolidated  Group:   This term refers to  the  combined  businesses
consisting of Metropolitan and all of its subsidiaries.

Debentures:    Where  this  term is capitalized,  it  refers  to  the
Installment  and Investment Debentures being offered  herein.   Where
not capitalized, it refers to debentures of Metropolitan generally.

Metropolitan:   This term refers to the parent company,  Metropolitan
Mortgage & Securities, Co., Inc., exclusive of its subsidiaries.

Metwest:     Metwest  Mortgage  Services,  Inc.,  a   subsidiary   of
Metropolitan.

Preferred Stock:   Where this term is capitalized, it refers  to  the
Series E-7 Preferred Stock being offered herein. Where it is not capitalized, it refers to preferred stock of Metropolitan generally.

Receivables: Investments in cash flows, consisting of obligations collateralized by real estate (both pre existing obligations purchased in the secondary market, and obligations originated by Metwest), structured settlements, annuities, lottery prizes and other investments.

Western United:   Western United Life Assurance Company, a subsidiary
of Metropolitan.

Affiliated Companies: The following companies are affiliated with Metropolitan through the common control of C. Paul Sandifur, Jr. Metropolitan and its subsidiaries provide services to these companies for a fee and engage in various business transactions with these companies:

Arizona Life:   Arizona Life Insurance Company

Summit:   Summit Securities, Inc.

MIS:   Metropolitan Investment Securities, Inc.

Summit PD:   Summit Property Development, Inc.

Old Standard:   Old Standard Life Insurance Company.

                        ORGANIZATIONAL CHART
            METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                      (as of December 31, 1996)
____________________________________|______________________________
          |                          |             |
         100%                        |            96.5%*
       Metwest                       |          Consumers
      Mortgage                       |            Group
     Services, Inc.                  |           Holding
                                     |          Co., Inc.
                                     |             |
                                     |             |
                                     |            100%
                                     |      Consumers Insurance
                                     |           Co., Inc.
                                     |             |
                                     |           75.5%
                                   24.5% ->   Western United
                                              Life Assurance
                                                  Company

Metropolitan  Mortgage & Securities Co., Inc. - Parent  organization, invests in Receivables and other investments, including real estate development, with proceeds from investments and securities offerings.
Consumers  Group  Holding  Co., Inc. - A holding  company,  its  sole business activity currently being that of a shareholder of Consumers Insurance Co., Inc.
Consumers  Insurance Co., Inc. -  Property and casualty insurer,  its principal business activity currently being that of a shareholder of Western United Life Assurance Company.
Western  United  Life  Assurance  Company  -  Metropolitan's  largest subsidiary and largest company within the Consolidated Group, is engaged in investing in Receivables and other investments principally funded by life insurance policy and annuity contract sales. Western United is domiciled in the State of Washington.
Metwest   Mortgage  Services,  Inc.  -  Performs  loan   origination,
  collection and servicing functions and is an FHA/HUD licensed servicer and lender.

Metropolitan  is  the  sole owner of several additional  subsidiaries
  which   own   certain  individual  development   properties.    See
  "Business - Real Estate Development".

* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit. See "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS"

                            THE OFFERING

DEBENTURES:

The  Offering . . . . This Debenture offering consists of  $3,500,000 in principal of Installment Debentures, Series I and $96,500,000 in principal of Investment Debentures, Series II issued at minimum investment amounts, terms, and rates set forth on the cover page of this Prospectus. There is no minimum amount of Debentures which must be sold. Debentures are issued in fully negotiable certificated form. See "DESCRIPTION OF DEBENTURES".

The  Debentures . . . . The Debentures are unsecured indebtedness  of
Metropolitan. At September 30, 1996, Metropolitan had outstanding approximately $192,174,000 (principal and compounded and accrued interest) of debenture debt, $38,601,000 (principal and accrued interest) of collateralized debt and similar obligations and had an obligation to purchase securities previously sold, but not owned, in an amount of $132,652,000 (market value). See "CAPITALIZATION".

Use  of Proceeds . . . . The proceeds of this Debenture offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies), or, retiring maturing debentures, preferred stock dividends, property development, and for general corporate purposes. See "USE OF PROCEEDS" & "BUSINESS".

Principal and Interest Payments . . . . Holders of Investment Debentures, Series II may elect to receive interest monthly, quarterly, semi-annually or annually (without compounding) or at the election of the Holder of Investment Debentures, Series II, if
interest is left with Metropolitan it will compound semi-annually until maturity. Holders of Installment Debentures, Series I, are paid equal monthly installments of principal and interest pursuant to an amortization schedule selected by the holder. The minimum investment amounts, terms and interest rates on unissued Debentures offered hereby may be changed from time to time by Metropolitan, by way of a supplement to this Prospectus. Any such change shall not affect the rate of interest of any Debentures issued prior to the change. See "DESCRIPTION OF DEBENTURES-Payment of Principal and Interest".

PREFERRED STOCK:

Offering . . . . The Preferred Stock offering consists of 250,000 shares of Variable Rate Cumulative Preferred Stock, Series E-7 (the Preferred Stock), offered at $100 per share, and sold in whole and fractional shares. There is no minimum amount of Preferred Stock which must be sold. Preferred stock is issued in book entry form.

Distributions  . . . . Distributions on the Preferred  Stock  offered hereunder are cumulative from the date of issuance, and, when and as declared, are payable monthly at the rates described on the cover page of this Prospectus based on the price of $100 per share. All preferred stock of Metropolitan including this Preferred Stock is entitled to receive distributions on the same basis. See "DESCRIPTION OF PREFERRED STOCK-Distributions".

Liquidation Rights . . . . In the event of liquidation of Metropolitan, the Preferred Stock liquidation rights are $100 per share of Preferred Stock, plus declared and unpaid dividends. The liquidation rights of the Preferred Stock is senior to those of the common stock of Metropolitan, on parity with the liquidation rights of all other previously issued and outstanding preferred stock and junior to all debts of Metropolitan, including Metropolitan's previously issued debentures and the Debentures offered herein. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".

Redemption: Upon Call by Metropolitan . . . The shares of Preferred Stock are redeemable, in whole or in part, at the option of Metropolitan, upon not less than 30 nor more than 60 days' notice by mail, at a redemption price of $100 per share plus, in each case, any declared but unpaid dividends to the date fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

Redemption: Upon Request of Holder . . . Subject to certain limitations, Metropolitan may, in its sole discretion and without any obligation to do so, accept share(s) of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of share(s) from any holder. Redemption prices in such event will be established by the Board of Director, in its sole discretion, plus any declared but unpaid dividends. Metropolitan may not redeem share(s) at the holder's request during the first three years after the initial sale of such share(s) except in those cases involving the death or major medical emergency of the holder ( as demonstrated to the satisfaction of Metropolitan's management) or any joint holder. Any such discretionary redemptions will also depend on Metropolitan's financial condition, including its liquidity position. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". Metropolitan, through MIS, intends to use its best efforts to maintain a trading list for holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares" & " RISK FACTORS".

Voting  Rights . . . . The holders of Preferred Stock have no  voting rights except (i) as expressly granted by the laws of the State of Washington and (ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four or more full monthly distributions, per share. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

Use of Proceeds . . . . The proceeds of this Preferred Stock offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies) retiring maturing debentures, preferred stock dividends, property development, and for general corporate purposes. See "USE OF PROCEEDS" & "BUSINESS".

Federal   Income  Tax  Considerations.  .  .  .  In  the  event   the
Consolidated Group has earnings and profits for federal income tax purposes in any future year, the distributions paid on Preferred Stock in that year will constitute taxable income, as dividends, to the recipient to the extent of such earnings and profits. Management is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions".

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The  consolidated financial data shown below as of September 30, 1996  and
1995 and for the years ended September 30, 1996, 1995, and 1994 (other than  the
Ratio  of  Earnings  to Fixed Charges and preferred stock dividends)  have  been
derived   from,   and  should  be  read  in  conjunction  with,   Metropolitan's
consolidated  financial  statements, related notes, and Management's  Discussion and  Analysis  of  Financial  Condition  and  Results  of  Operations  appearing elsewhere  herein.  The consolidated financial data shown as  of  September  30,
1994,  1993  and 1992 and for the years ended September 30, 1993 and  1992  have been  derived  from  audited  financial  statements  not  included  herein.  The consolidated  financial statements as of and for the years ended  September  30,
1996,  1995,  1994 and 1993 have been audited by Coopers & Lybrand  L.L.P.   The
consolidated  financial statements as of and for the year  ended  September  30,
1992 has been audited by BDO Seidman.

                          Six Months Ended
                             March 31,
                            (Unaudited)                   Year Ended September 30,
                        --------  ---------   ------------------------------------------------
                                              ---------
                          1997       1996       1996      1995      1994      1993      1992
                                                (Dollars in Thousands
                                              Except Per Share Amounts)
CONSOLIDATED
STATEMENTS OF INCOME
DATE
Revenues                 $74,349     $72,079   $156,672  $138,107  $138,186  $133,113  $121,22
                                                                                             1
                         =======     =======   ========  ========  ========  ========  =======
                                                                                             =
Income before minority
interest,
extraordinary item and
cumulative effect of
change in accounting      $5,063      $1,473   $  8,146  $  6,376  $  5,702  $  8,558        $
principle                                                                                3,290
Income allocated to
minority interests           (62)        (36)      (108)      (73)     (224)     (255)   (363)
                         --------    --------   --------  --------  --------  -------- -------
                                                                                             -
Income before
extraordinary item and
cumulative effect of
change in accounting       5,001       1,437      8,038     6,303     5,478     8,303    2,927
for income taxes

Extraordinary item (1)        --          --         --        --        --        --      651
Cumulative effect of
change in accounting
for income taxes (2)          --          --         --        --        --    (4,300)      --
                        --------    --------   --------  --------  --------   -------- -------
                                                                                             -
Net income                 5,001       1,437      8,038     6,303     5,478     4,003    3,578

Preferred stock           (2,037)     (1,824)    (3,868)   (4,038)   (3,423)   (3,313)  (3,399)
dividends                --------    --------   --------  --------  --------  --------  -------
                                                                                              -

Income (loss)
applicable to common      $2,964       $(387)    $4,170    $2,265    $2,055   $   690        $
stockholders            ========      =======  ========  ========  ========  ========      179
                                                                                       =======
                                                                                             =

Ratio of Earnings to
Fixed Charges               1.74        1.06       1.46      1.35      1.29      1.43     1.21
Ratio of Earnings to
Fixed Charges and
Preferred Stock             1.33                   1.14      1.03      1.04      1.17
Dividends (4)
PER COMMON SHARE DATA
(3):
Income (loss) before
extraordinary item and
cumulative effect of
change in accounting     $22,801     $(2,974)   $32,073  $ 17,288  $ 14,996  $ 37,239
principle                                                                              $(3,579)
Extraordinary items           --          --         --        --        --        --    4,932
(1)
Cumulative effect of
change in accounting
principle (2)                 --          --         --        --        --   (32,089)      --
                        --------    --------   --------  --------  --------   -------- -------
                                                                                             -
Income (loss)
applicable to common     $22,801     $(2,974)   $32,073  $ 17,288   $14,996   $ 5,150        $
stockholders (5)        ========     ========  ========  ========  ========  ========    1,353
                                                                                       =======
                                                                                             =
Weighted Average
Number of Common             130         130        130       131       137       134      132
Shares Outstanding(3)   ========    ========   ========  ========  ========  ========  =======
                                                                                             =




Cash Dividends Per
Common Share            $     --    $     --  $      --  $  3,800  $    675   $   675  $     -
                        ========    ========   ========  ========  ========  ========        -
                                                                                       =======
                                                                                             =
CONSOLIDATED BALANCE
SHEET DATA:

Total Assets            $1,132,8  $1,116,833  $1,282,65  $1,078,4  $1,063,2  $1,031,9  $982,25
                              28                      9        68        90        58        9
Debt Securities, Other
Debt Payable and
Securities Sold, Not     195,365     227,323    363,427   226,864   261,500   234,497  230,814
Owned
Stockholders' Equity      51,027      40,889     46,343    40,570    32,625    32,781   28,260





       (1)    Benefit   from   utilization   of   net   operating   loss   carry
forwards.

       (2)      Change  in  accounting  principles  reflects  the  adoption   of
Statement   of  Financial  Accounting  Standards  No.  109  -  "Accounting   for
Income Taxes."

       (3)      All  information  retroactively  reflects  the  reverse   common
stock   split   of  2,250:1  which  occurred  during  the  fiscal   year   ended
September 30, 1994.

       (4)    The   consolidated  ratio  of  earnings  to  fixed   charges   and
preferred dividends was 1.14, 1.03, 1.04 and 1.17 for the years ended September 30, 1996, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the year ended September 30, 1992, by approximately $783,000.

       Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was
1.11,   1.05,   1.34  and  1.06  for  the  years  ended  September   30,   1996,
1995,   1994  and  1993,  respectively.  Earnings  were  insufficient  to   meet
fixed charges and preferred dividends for the year ended September 30, 1992, by approximately $13,012,000.

       The   consolidated   ratio  of  earnings  to  fixed   charges   excluding
preferred stock dividends was as follows for the years ended September 30, 1996 - 1.46; 1995 - 1.35; 1994 - 1.29; 1993 - 1.43; and
1992   -   1.21.    The   ratio   of  earnings  to   fixed   charges   excluding
preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.48, 1.40, 1.36 and 1.31 for the years ended September 30, 1996, 1995, 1994 and 1993, respectively. Such "parent only" earnings of Metropolitan were insufficient to meet fixed
charges   for   the   year   ended   September   30,   1992   by   approximately
$7,701,000.

        (5)    Earnings   per   common   share   are   computed   by   deducting
preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.

                            RISK FACTORS

       Investment in the Debentures and Preferred Stock offered hereby involves a certain degree of risk. In the opinion of Metropolitan all material risks are discussed below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Consolidated Group and this offering before making an investment decision. This Prospectus contains forward-looking statements which involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the materials set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as in the Prospectus generally. Actual events or results may differ as a result of various factors, including without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

General

       1. Risk of Fluctuation in Interest Rates: During the twelve month period ending September 30, 1997, more of the
Consolidated Group's financial liabilities, principally annuities and debentures, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments. Consequently, in a falling interest rate environment such as has recently been experienced, the current level of profitability and the fair value of the Consolidated Group's equity would be expected to increase as the spread between interest revenues and expense improves. Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated
Group  would  likely  decline.   The  fair  value  of  equity  (as  opposed   to
book value)is the difference between the fair value of all assets less the fair value of all liabilities. The impact of a change in
rates  will  be  reflected  to  the  greatest  extent  in  the  fair  value   of
assets and liabilities having the longest maturities or time to their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and they may be able to
refinance  such  loans  at  lower  rates  of  interest.   This  factor   reduces
the amount of interest to be received over time as loans with higher rates of interest are prepaid more rapidly. The Consolidated Group purchases the majority of its Receivables collateralized by real estate at a discount. The yield on these Receivables is improved when recognition of the discount is accelerated through prepayments. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Asset/Liability Management". While interest rates evidenced a fairly stable trend as of the date of this prospectus, management is unable to forecast with any certainty the fluctuations in interest rates in the future.

     2.      Dependence    Upon    Securitization   and    Direct    Sales    of
Receivables: Metropolitan and Western United sold pools of Receivables through direct sales in increased volumes during fiscal 1996 compared to prior years. Also, Metropolitan and Western United sold Receivables through a securitization for the first time during 1996. The Consolidated Group's profits for fiscal 1996 were substantially benefited by these sales. See "BUSINESS-Receivable Sales". The Consolidated Group's future profits may be substantially impacted by its ability to sell Receivables. Adverse changes in the
markets   for   the   Consolidated  Group's  Receivables,  including   but   not
limited   to   fluctuations  in  interest  rates,  increased   competition   and
regulatory changes could impair its ability to sell Receivables. Any such impairment could have a material adverse effect upon the
Consolidated Group's results of operations and financial condition, including its profitability and liquidity position.

       As a result of securitizations, the Consolidated Group has acquired residual interests in the securitized loan pools aggregating approximately $3.5 million at September 30, 1996. These residual interests are valued by the Consolidated Group, and accrue interest, based upon assumptions regarding anticipated prepayments, defaults and losses on the securitized Receivables. Although management believes that it has made reasonable assumptions, actual experience may vary from its estimates. The value of the residual interests and
the    amount    of   interest   accrued   will   have   been   overstated    if
prepayments or losses are greater than anticipated. See "BUSINESS-Receivable Sales"

       3. Dependence Upon Insurance Subsidiary Earnings and Restrictions on Subsidiary Dividends: At September 30, 1996, 88% of the Consolidated Group's assets were invested in insurance related assets. Metropolitan is dependent upon its ability to receive dividends and charge fees for services to subsidiaries and affiliated companies in order to pay interest, retire debentures and pay preferred stock distributions. Insurance company regulations restrict transfers of assets and the amount of dividends that Western United may pay. Accordingly, to the extent of such restrictions, assets and earnings of Western United are not available to
Metropolitan without special permission from the insurance commissioner. This restriction on dividends could affect Metropolitan's ability to pay interest, retire debentures and pay preferred stock distributions. The total unrestricted statutory surplus of Western United was approximately $5,567,000 as of September 30, 1996. See "BUSINESS-Regulation" & "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS".

       Metropolitan and its subsidiaries charge Western United for facilities rental, general office services, and for their services in acquiring and servicing Receivables. Services are provided pursuant to agreements that are subject to approval by the Office of the Insurance Commissioner of the State of Washington. To the extent that such fees could be restricted by the Office of the Insurance Commissioner, Metropolitan's ability to meet its obligations could be adversely affected. See "BUSINESS-Life Insurance and Annuity Operations".

       4. Dependence Upon Leverage Financing and the Need for Additional Financing: The Consolidated Group's primary sources of new financing for its operations are sales of annuities, sale and securitization of Receivables, sales of debentures and preferred stock, and collateralized borrowing. See "BUSINESS-Method of Financing" & "MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS". The Consolidated Group's principal sources of cash flow include Receivable payments, proceeds from the sale of annuities, the sale and securitization of Receivables, the sale of debentures and preferred stock, collateralized borrowing, sale of real estate, and securities portfolio earnings. To the extent the Consolidated Group's cash flow is insufficient or unavailable for the repayment of debentures which mature  during  the  period  ending  January  31,  1998,  portions  of  the  net proceeds of this Debenture and Preferred Stock offering may be used for such purpose. See "USE OF PROCEEDS". Approximately $47,142,000 in principal amount of debentures will mature between February 1,
1997  and  January  31,  1998.   Historically,  approximately  40%  to  60%   of
maturing debentures are reinvested, although reinvestment levels for 1996 were approximately 30%, due in part to the limitation imposed by the state of Washington on total outstanding Debentures and Preferred Stock. See "Business-Regulation". Metropolitan's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent upon the success of future public offerings of debentures and preferred stock.
The   amount  of  Debentures  and  Preferred  Stock  that  may  be  issued   and
outstanding  may  be  limited  by  the  State  of  Washington   See   "BUSINESS-
Regulation".

       The following table summarizes anticipated cash requirements for principal and interest obligations of Metropolitan's debentures and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30, 2001 based on amounts outstanding at September 30, 1996 and assuming no reinvestment of maturing debentures:

                                          OTHER    PREFERRED
    Fiscal Year Ending    DEBENTURE        DEBT     STOCK
       September 30,        BONDS         PAYABLE   DIVIDENDS       TOTAL
   ___________________    _________       _______   _________      ______
                                        (Dollars in Thousands)
             1997          $ 56,377     $37,246      $3,880      $ 97,503
             1998            59,267         820       3,880        63,967
             1999            49,874         303       3,880        54,057
             2000            50,063         181       3,880        54,124
             2001             6,874         221       3,880        10,975
                           --------     -------     -------       --------
                           $222,455     $38,771     $19,400       $280,626
                           ========     =======     =======       ========

   5. Risk of Fluctuation in Life Insurance and Annuity Termination Rates: An increase in the number of life insurance and annuity policy terminations will tend to negatively impact the insurance subsidiary's earnings (and in turn the Consolidated Group's earnings) by requiring the expensing of unamortized deferred costs related to policy surrenders. At September 30, 1996, deferred policy acquisition costs on annuities were approximately 7.7% of annuity reserves. Surrender charges typically do not exceed 9% of the annuity contract balance at the annuity contract's inception, and such surrender charges decline annually from that rate. Annuity termination rates, adjusted for internal rollovers, for the calendar years 1995, 1994 and 1993 were 18.9%, 21.5%, and 15.3%, respectively.
Deferred policy acquisition costs on life insurance products were approximately 13% of life reserves at September 30, 1996. Life insurance termination rates were 7.7%, 9.8% and 8.0%, respectively, in calendar 1995, 1994, and 1993. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" & Note 13, Consolidated Financial Statements.

     6.     Risks Related to Investments in Receivables:

      Receivables Collateralized by Real Estate, Risk of Fluctuation in Collateral Value and Economic Conditions: The Consolidated Group is engaged in the purchase of Receivables and the origination of loans collateralized by real estate. See "BUSINESS-Receivable Investments". All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by changes in local economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. Metropolitan's investment underwriting procedure includes a review of demographics, market trends, property value, economy, and the buyer's credit. The Consolidated Group purchases Receivables nationwide, allowing it to diversify its investments geographically. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

     Investments in Other Receivables, Risks of Default: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments. All such Receivables are subject to the risk of default by the payor (generally an unrelated insurance company, or a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. Metropolitan's underwriting procedures vary with the type of investment and generally include a review of the credit rating of the payor, and other relevant factors designed to evaluate the risk of the particular investment. Management believes that its underwriting procedures minimize the risk of default and loss in the event of a default. However, there is no assurance that these procedures will be effective to minimize the occurrence of any default, or loss in the event of a default. See "Business-Receivable Investments".

      As of September 30, 1996, the Consolidated Group's Receivable investments consisted of the following:

  86%    Receivables collateralized by real estate
   1%    Annuities
  13%    Lotteries and loans collateralized by lotteries

      The following table demonstrates the relative concentration of the Consolidated Group's Receivable investments collateralized by real estate and other investments as a percentage of total assets.

                                                    September 30,
                                        -------------------------------------
                                         1996         1995          1994
                                         ----         ----          ---


                                              (Dollars in Thousands)
                                      (Percentage of Total Assets)
                                                   >C>
Carrying Value of Real Estate
     Held For Sale and/or
     Development                       $84,333    $   91,105   $   76,765
                                             7%            8%           7%
Face Value of Real Estate
     Receivables*                     $681,178    $  617,513   $  606,324
                                            53%           57%          57%

Other Receivable Investments          $107,494    $   41,591            -
                                             8%            4%           -
Face Value of
     Receivables in Arrears
     for Three Months or More          $26,500    $   17,500   $   19,000
                                             2%            2%           2%

Carrying value of
Securities
     Available for sale
     and Held to
     maturity                         $163,303    $  219,904   $  289,251
                                            13%           20%          27%

TOTAL ASSETS                        $1,282,659    $1,078,468   $1,063,290
                                           100%          100%         100%

      As of September 30, 1996, 99% of the Receivables collateralized by real estate were collateralized by first position liens on real estate and approximately 83% of the Receivables were non-conventional in the sense that they were not originated by a financial institution.

       7.        Risks   Related  to  Environmental  Conditions   and
Regulations: In the course of its business, the Consolidated Group acquires properties, generally through foreclosure. Various state and federal laws and regulations impose liability upon the owner and previous owner of property on account of hazardous waste or substances released onto or disposed of on property. As a result, the owner or former owner may be liable to the government or a third party for the clean up costs. The costs of investigation, remediation and removal can be substantial. While the Consolidated Group endeavors to avoid the acquisition of Receivables or properties which may be contaminated, there can be no assurance that significant losses could not be incurred due to environmental contamination.

      8. Conflicts of Interest: Metropolitan and various of its subsidiaries and affiliates engage in similar business activities which include investing in Receivables and other related activities. As a result, certain conflicts of interest may arise between or among these companies. A common management group directs the activities of all of the companies in the Consolidated Group. Metropolitan provides general management and Receivable acquisition services to Western United. Metwest provides receivable servicing and collection services to Metropolitan and Western United. Metropolitan and Metwest also provide these services to Summit, Old Standard, and
Arizona Life. Summit is controlled by C. Paul Sandifur Jr., President of Metropolitan and President of most of the companies within the Consolidated Group. On January 31, 1995, Summit purchased MIS from Metropolitan, and acquired the Metropolitan property development division. Also on May 31, 1995, Metropolitan sold Old Standard to one of Summit's subsidiaries. See "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS". As a result of these affiliated relationships, certain conflicts of interest may now exist and may arise between or among the Consolidated Group, Summit, Old Standard and Arizona Life. Investors in Metropolitan's securities must rely on the integrity and corporate responsibilities of Metropolitan and its subsidiaries' officers and directors in making business decisions and directing the operations of Metropolitan and its subsidiaries. See "BUSINESS-Competition".

       9.           Reliance  on  Management:   The  success  of  the
Consolidated Group's operations depends to a large degree on the business skills of its senior management (C. Paul Sandifur, Jr.,
President, CEO; Bruce J. Blohowiak, Executive Vice President, COO; Michael Kirk, Senior Vice President-Production; Steven Crooks, Vice President Controller, Acting CFO) in, among other things, underwriting, servicing and selling Receivables. If for some reason significant members of senior management were unable to perform their functions, or left the Consolidated Group's employ, there can be no assurance that the Consolidated Group could locate capable replacement(s) in a timely fashion. Currently, the Consolidated Group does not carry key-man insurance coverage, or have any employment agreements with any of the above identified senior management.

       10. Government Regulations: The Consolidated Group's business activities are subject to extensive regulation, including regulation of its Receivable origination, acquisition and servicing activities. Metropolitan's sale of debentures is regulated by the State of Washington pursuant to the Debenture Company Act. During the securities offering which expired January 31, 1997, Metropolitan's ability to sell securities was restricted by the state of Washington to an aggregate outstanding amount of $251,300,000, pending improvement in Metropolitan's ratio of earnings to fixed charges and preferred stock dividends. For the purposes of this calculation, the earnings of subsidiaries are excluded unless actually paid to Metropolitan as dividends. See "BUSINESS-Regulation". This limitation restricted Metropolitan's ability to sell debentures and preferred stock during the twelve month period ending January 31, 1997. Due in part to the small volume of Debentures that matured during this period, Metropolitan's cash position, and Metropolitan's borrowing ability, this restriction did not materially impair Metropolitan's liquidity position. However, management is unable to predict with any degree of certainty whether the state of Washington will impose similar or additional restrictions during this offering or future securities offerings or whether any such restrictions would impact the financial condition, including the liquidity, of Metropolitan. See "BUSINESS-Regulation".

Relative to Debentures

      1. Term Investment; Absence of a Trading Market, Lack of Liquidity: The Debentures offered hereby will be issued for specified terms and should not be considered liquid investments. See "DESCRIPTION OF DEBENTURES." Investors should be prepared to hold the Debentures until maturity. The Debentures are not traded on any stock exchange and there is no independent public market for the Debentures. At present, management does not anticipate applying for a listing for such public trading.

      2. Lack of Indenture Restrictions and Ability to Incur Additional Indebtedness: The Debentures are issued pursuant to an Indenture which does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. Debenture holders should not rely on the terms of the Indenture for protection of their investments, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations. Debentures will not be guaranteed or insured by any governmental agency. There is no sinking fund for the retirement of Debentures. On September 30, 1996, Metropolitan had outstanding approximately $192,174,000 (principal and compounded and accrued interest) of debentures, $38,601,000 (principal and accrued interest) of collateralized debt and had an obligation to purchase securities previously sold but not owned in an amount of $132,652,000 (market value). See Notes 1, 9 and 10 to the Consolidated Financial Statements. The Debentures are senior in liquidation to all outstanding equity securities of Metropolitan. Debentures are subordinate in liquidation only to Metropolitan's collateralized debt and Metropolitan's obligation to purchase securities previously sold, but not owned, as set forth above and are on parity with all other outstanding debentures, unsecured accounts payable and unsecured accrued liabilities. In the event of liquidation of the Consolidated Group, the policyholders and creditors of Metropolitan's subsidiaries would be paid prior to Debentureholders to the extent of the net assets of the subsidiaries.

Relative to Preferred Stock

      1. Subordination and Liquidation Rights: The offering price and liquidation preference of Preferred Stock offered herein is $100 per share. In the event of liquidation of Metropolitan, outstanding shares of Preferred Stock, including shares of additional sub-series which may subsequently be authorized and sold, are on parity with the liquidation preference of all other outstanding series of preferred stock of Metropolitan, and are subordinate to all outstanding debt of Metropolitan including its Debentures. In the event of liquidation of Metropolitan, the policy holders and creditors of Metropolitan's subsidiaries would be paid in priority to all preferred shareholders (including holders of the Preferred Stock offered herein) to the extent of the unencumbered assets of the subsidiaries. Preferred Stock is preferred in liquidation to Metropolitan's common stock. As of September 30, 1996, total assets of the Consolidated Group were approximately $1,282,659,000 and the total liabilities of the Consolidated Group ranking senior in liquidation preference to Preferred Stock were approximately $1,236,316,000. The total liquidation preference of the outstanding shares of previously issued series of preferred stock as of September 30, 1996, was approximately $49,496,000. Consequently, the liquidation rights of the outstanding preferred stock had a book value of $.94 for each $1.00 of outstanding liquidation rights as of September 30, 1996. As a result of unaudited first quarter earnings, during fiscal 1997, the liquidation rights of each outstanding preferred stock had a book value of $1.00 for each $1.00 of outstanding liquidation rights. There can be no assurance that future performance will be sufficient to maintain such $1.00 book value for the preferred stock liquidation preference.

       The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcomes thereof could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances, Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

      2. Prior Years' Net Income Insufficient to Cover Preferred Stock Distributions and Fixed Charges: Net income in 1996, 1995, 1994 and 1993 was sufficient to cover fixed charges including preferred stock dividend requirements, in contrast to shortfalls in 1992 and prior years. After considering the effects of potentially non-recurring income items such as the gains from the sale and securitization of Receivables and the sales of investments and real estate, the 1996 income would have been insufficient to cover fixed charges by approximately $9.7 million. Additionally, the elimination of similar items in 1994 and 1993 would have resulted in insufficient earnings to cover fixed charges by approximately $6.8 million and $4.2, respectively. SEE "RISK FACTORS" & "SELECTED CONSOLIDATED FINANCIAL DATA". Net income for the years 1984 through 1992 was not sufficient to meet preferred stock distribution requirements. During 1996, net income was approximately $8.0 million, from which preferred stock dividends of approximately $3.9 million were paid, which resulted in $8.7 million of retained earnings at September 30, 1996 compared to $4.6 million, $2.7 million, $778,000, and $179,000 of retained earnings at September 30, 1995, 1994, 1993 and 1992, respectively. See "SELECTED CONSOLIDATED FINANCIAL DATA", and
"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS"

      The ratios of earnings to fixed charges and preferred stock dividends for the Consolidated Group were as follows for the periods indicated: 1996:1.14, 1995:1.03, 1994:1.04 and 1993:1.17.
Accordingly, adjusted earnings (income before extraordinary items plus interest expense and income tax expense) were sufficient to cover fixed charges in 1996, 1995, 1994 and 1993 and insufficient to cover fixed charges (primarily interest and preferred stock dividend requirements) in 1992 by approximately $783,000. See "SELECTED CONSOLIDATED FINANCIAL DATA." No assurance can be given that earnings will be sufficient to cover preferred stock dividend requirements in the future.

      3. Federal Income Tax Considerations: To the extent that the Consolidated Group has no current or accumulated earnings and profits as computed for federal income tax purposes, Metropolitan believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. Metropolitan believes that distributions on its outstanding common and preferred stock in 1984 through 1992 and 1994 were tax free returns of capital, but were taxable in 1993, 1995 and 1996. Prior years' tax treatment should not be considered indicative of future years' tax treatment. Management is unable to predict the future character of its preferred stock distributions but will report annually to shareholders regarding the tax character of the prior years distributions. In addition, as each Preferred Shareholders' individual tax circumstance is unique, Preferred Shareholders are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

      4. Risk Relating to Lack of Liquidity and Limited Marketability of Shares: The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent
public  market  for  Preferred  Stock is  anticipated.   At  present,
management does not anticipate applying for a listing for such public
trading.   In order to provide shareholders with some liquidity,  MIS has  operated a trading list to match buyers and sellers of preferred
stock.   With  limited  exceptions, Metropolitan  has  established  a policy that all preferred shareholders must place their shares for sale on the MIS trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. During fiscal 1996, the average waiting time for a Metropolitan shareholder wishing to sell Metropolitan preferred shares on this trading list was twenty-five days. However, there can be no assurance that the shares will
be  sold  within  similar time periods in the future.   There  is  no
assurance that Metropolitan will redeem the shares if they have not sold within the 60 day period. There can be no assurance that this system will continue to operate, nor that it will provide liquidity comparable to securities traded on recognized public stock exchanges. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

      5.           Control by C. Paul Sandifur/Lack of Voting Rights:
The Class A Common Stock is the only class of Metropolitan's stock carrying voting rights. Class A Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of Metropolitan except as described below. C. Paul Sandifur, Jr., effectively controls Metropolitan through ownership and voting control. See "OWNERSHIP OF MANAGEMENT." The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock (including the Preferred Stock offered herein) are in arrears in an amount equal to twenty-four or more full monthly dividends per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of Metropolitan. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

      6.           Possible  Redemption/Call of Preferred  Shares  by
Metropolitan: The Preferred Stock is redeemable by Metropolitan, in its sole discretion, at any time at a price of $100 per share plus any declared and unpaid dividends. If fewer than all of the outstanding shares are redeemed, Metropolitan may determine the Shares to redeem in its sole discretion. See "Description of Preferred Stock-Redemption of Shares."

       7.        Limitations   on  Redemption  and  Restrictions   on
Distributions: Preferred Stock is designed as a long term investment in the equity of Metropolitan, not as a short term, liquid investment. The Preferred Stock is redeemable solely at the option of Metropolitan, and with limited exceptions is specifically not redeemable for three years following its purchase. In addition,
Metropolitan may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". Metropolitan is restricted from making distributions on Preferred Stock in the event that any distributions to which the holders of other series of preferred stock are entitled to have not been paid. See "DESCRIPTION OF PREFERRED STOCK-Distributions".

                      DESCRIPTION OF SECURITIES

DESCRIPTION OF DEBENTURES

      The Debentures will be issued under an Indenture dated as of July 6, 1979 and supplements thereto dated as of October 3, 1980 (with respect to Investment Debentures, Series II) and November 12, 1984 (with respect to Installment Debentures, Series I). The following statements relating to the Debentures and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement and is also available for inspection at the office of the Trustee.

General

      The Debentures will represent unsecured general obligations of Metropolitan and will be issued in fully negotiable form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amount requirements. The Debentures will be sold at 100% of the principal amount. The Debentures will have the minimum investment amounts, maturities and interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, and minimum investment amounts may be changed at any time by Metropolitan by way of a supplement to this Prospectus. Any such change will have no effect on the terms of the previously sold Debentures.

      Debentures may be transferred or exchanged for other Debentures of the same series of a like aggregate principal amount subject to the limitations set forth in the Indenture. No service charge will be made for any transfer or exchange of Debentures. Metropolitan may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The Debentures are not convertible into capital stock or other securities of Metropolitan.

      The Debentures are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, Metropolitan may, in its sole discretion, entertain a request for an early payout of a Debenture upon terms mutually agreed to by the holder of the Debenture and Metropolitan. Such early payout requests, when received, are reviewed in the order received.

Payment of Principal and Interest

      Investment Debentures, Series II: Interest will be paid to holders under one of several plans. The purchaser may elect to have interest paid on a monthly, quarterly, semi-annual or annual basis, without compounding, or may elect to leave the accrued interest with Metropolitan in which case it will compound semi-annually at the stated interest rate. Debentureholders may change the interest payment election at any time by written notice to Metropolitan. Under the compounding option, upon written notice to Metropolitan, the Debentureholder(s) may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date Metropolitan receives the notice. Amounts compounded prior to the last two compounding periods are available only at maturity.

       Installment Debentures, Series I: Holders of Installment Debentures, Series I will be paid monthly installments comprised of principal and interest until maturity. Payments will commence on the date specified by the purchaser, which date shall be no less than 30 days from the debenture issue date. The amount of each installment will be determined by the amortization term designated by the Debentureholder at the time the Debenture is purchased.

      Debentureholders are notified in writing between 15 and 45 days prior to the date their Debentures will mature. The amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. Metropolitan will pay the principal and accumulated interest due on matured Debentures to the registered owner(s) in cash at Metropolitan's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

Prepayment on Death

      In the event of the death of a Debentureholder, any party entitled to receive some or all of the proceeds of the Debenture may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, Metropolitan may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Metropolitan's discretion, it considers necessary to fulfill its obligations.

Related Indebtedness

      The Indenture pursuant to which the Debentures are issued does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the
Debentures. Debentures will not be guaranteed or insured by any governmental agency. The State of Washington regulates the amount of debt securities Metropolitan may issue, its debt to equity ratio, certain of its investments and various other aspects of its business. See "BUSINESS-Regulation". At September 30, 1996, Metropolitan, including obligations of subsidiaries, had outstanding approximately $192,174,000 (principal and compounded and accrued interest) of
Debentures, $38,601,000 (principal and accrued interest) of collateralized debt and had an obligation to purchase securities previously sold, but not owned, in an amount of $132,652,000 (market value). The Debentures offered hereby are senior in liquidation to all outstanding equity securities of Metropolitan. They are subordinate to Metropolitan's collateralized debt as set forth above and are on a parity with all other outstanding debentures and unsecured accounts payable and accrued liabilities. There are no limitations on Metropolitan's ability to incur additional collateralized debt. Debentureholders should not rely on the terms of the Indenture for protection of their investment, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations.

Concerning the Trustee

     Seattle First National Bank (Seafirst) was the Indenture Trustee until March 8, 1996 when Seafirst sold its trust activities to First Trust National Association which assumed all of the duties of the Trustee pursuant to the terms of the Trust Indenture, as amended. The Trustee is obligated under the Indenture to oversee and, if necessary, to take action to enforce fulfillment of Metropolitan's obligations to Debentureholders. The Trustee is a national banking association headquartered in Seattle, with a combined capital and surplus in excess of $100 million. Metropolitan and certain of its subsidiaries may maintain deposit accounts and from time to time, may borrow money from the Trustee and conduct other banking transactions with it. At September 30, 1996, and as of the date of this Prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of Metropolitan and its subsidiaries, and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

      Events of default include the failure of Metropolitan to pay interest on any Debenture for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Debenture when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to Metropolitan. Upon the occurrence of an event of default, either the Trustee or the holders of 25% or more in principal amount of Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately.

     The Trustee must give the Debentureholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Debentureholders, except if the default consists of failure to pay principal or interest on any Debenture.

      Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Debentures then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Debentures before acting at their direction.

      Within 120 days after the end of each fiscal year, Metropolitan must furnish to the Trustee a statement of certain officers of Metropolitan concerning their knowledge as to whether or not Metropolitan is in default under the Indenture.

Modification of the Trust Indenture

     Debentureholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of
Debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of Debentures required for modification is effective against any Debentureholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

      Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Metropolitan is the continuing corporation or the corporation formed by such consolidation, or into which Metropolitan is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Metropolitan under the Indenture and certain other conditions precedent are fulfilled.

SUMMARY OF CAPITAL STOCK

  The authorized capital stock of Metropolitan consists of 222 shares of Class A Common Stock ($2,250 par value), 222 shares of Class B Common Stock ($2,250 par value), 750,000 shares of Preferred Stock, Series A ($1 par value), 200,000 shares of Preferred Stock, Series B ($10 par value), 1,000,000 shares of Preferred Stock, Series C ($10 par value), 1,375,000 of Preferred Stock, Series D ($10 par value), 5,000,000 shares of Preferred Stock, Series E ($10 par value), and

1,000,000  shares of Subordinate Preferred Stock, no par  value.  See
Note 11 to the Consolidated Financial Statements.

DESCRIPTION OF PREFERRED STOCK

      This offering consists of 250,000 shares of Variable Rate Cumulative Preferred Stock, Series E-7 (hereinafter referred to as "Preferred Stock"). All of the outstanding shares of preferred stock and the shares of Preferred Stock offered by Metropolitan hereby, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of Metropolitan and are set forth in the Preferred Stock Authorizing Resolution (the Authorizing Resolution). Preferred Stock is issued in book entry form. Investments in Preferred Stock are evidenced by receipts and not by negotiable stock certificates.

      The following statements relating to the Preferred Stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the Authorizing Resolution a copy of which is filed with the Commission as an exhibit to the Registration Statement and is also available for inspection at the principal office of Metropolitan.

Distributions

      Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by
twelve.   The  distribution  rate will be the  "Applicable  Rate"  as defined herein subject to the authority of Metropolitan's Board of Directors to authorize, by resolution, a higher rate.

      The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the Three-Month U.S. Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate (each as more fully described in the Authorizing Resolution), plus (ii) one half of one percentage point. Each of the above rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on the Preferred Stock is being determined. Should Metropolitan determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate of such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Metropolitan determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practicable by Metropolitan. Metropolitan will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the Three-Month U.S. Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

      Prior to the effective date of this prospectus, Metropolitan's Board of Directors adopted a resolution to authorize a distribution rate on the Preferred Stock at one percentage point higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it. The Board may increase, decrease or eliminate the additional percentage point at any time, in its sole discretion.

Restrictions on Distributions

      Metropolitan may not declare or pay a distribution on any share of Preferred Stock offered herein for any distribution period unless, at the same time, a like distribution shall be declared or paid on all shares of preferred stock previously issued and outstanding and entitled to receive distributions. See "Capitalization".

      So long as any shares of the Preferred Stock offered herein are outstanding, and unless the full cumulative distributions on all previously issued outstanding preferred shares, including the Preferred Stock offered herein, shall have been paid or declared and set apart for all past distribution periods, Metropolitan may not:
(i) declare or pay or set aside for payment any distribution (other than a distribution in common stock or in any other stock ranking junior to Preferred Stock as to distributions and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation; or (iii) redeem, purchase or otherwise acquire common stock or any other stock of Metropolitan ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of Metropolitan ranking junior to Preferred Stock as to distributions and upon liquidation.

      Metropolitan may make distributions ratably on the shares of Preferred Stock and shares of any stock of Metropolitan ranking on a parity therewith with regard to the payment of distributions, in accordance with the sums which would be payable on such shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date hereof, no distributions on Metropolitan's preferred stock are in arrears. No interest will be paid for or on account of any unpaid distributions.

Liquidation Rights

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, the holders of shares of
Preferred Stock will be entitled to receive out of the assets of Metropolitan available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of Metropolitan ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid regular monthly distributions. Preferred Stock is junior in liquidation to outstanding debt of Metropolitan and on parity with all other issued and outstanding preferred stock to the extent of its liquidation preference of $100 per share. As of September 30, 1996, the total liabilities of Metropolitan (consolidated) ranking senior in liquidation preference to Preferred Stock were approximately $1,236,315,000. Obligations ranking on a parity with Preferred Stock upon liquidation (i.e. the total liquidation preference of the outstanding shares of all previous series of preferred stock) as of September 30, 1996 were approximately $49,496,000. The amount of additional unsecured indebtedness that Metropolitan may incur is regulated by Washington state law. See "BUSINESS Regulation". There are no limitations on Metropolitan's ability to incur additional secured indebtedness. See "Capitalization" & "Risk Factors".

      The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Metropolitan's property or assets to, or its consolidation  or  merger  with any other corporation  shall  not  be deemed to be a liquidation, dissolution or winding up of Metropolitan. If upon any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, the aggregate liquidation preference payable with respect to Preferred Stock and any other shares of stock of Metropolitan ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Metropolitan in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Metropolitan.

Redemption of Shares

      Upon call by Metropolitan: Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred Stock are redeemable, in whole or in part, only at the option of Metropolitan at a redemption price of $100 per share plus declared and unpaid dividends to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Metropolitan and the shares to be redeemed shall be determined by such method as Metropolitan in its sole discretion deems to be equitable.

      Discretionary Redemption Upon Request of the Holder: Preferred Stock is not redeemable at the option of the holder. If, however, Metropolitan receives an unsolicited written request for redemption of shares from any holder, Metropolitan may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider such shares for redemption. Such redemption requests, when received, are reviewed in the order received. Any shares so tendered, which Metropolitan in its discretion allows for redemption, shall be redeemed by Metropolitan directly, (and not from or through a broker dealer), at a price established by the Board of Directors, from time to time, in its sole discretion.

       There can be no assurance that Metropolitan's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Metropolitan will not redeem any such shares tendered for redemption if to do so would, in the opinion of Metropolitan's management, be unsafe or unsound in light of Metropolitan's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of Metropolitan ranking at least on a parity therewith is in arrears as to dividends. In the event that cumulative dividends on Preferred

Stock have not been paid in full, Metropolitan may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

     As provided in the Preferred Stock Authorizing Resolution, for a period of three years from the date of initial sale of each share of Preferred Stock, any redemption of such share, at the sole discretion of Metropolitan, shall occur only upon the death or major medical emergency, (as demonstrated to the satisfaction of Metropolitan's management) of the holder or any joint holder of the share requested to be redeemed. As further provided in the Authorizing Resolution, any optional redemption of a share in any calendar year after the third year from the date of sale of the share, not arising from the death or medical emergency of the holder or any joint holder shall occur only when the sum of all optional redemptions (including those arising out of the death or medical emergency of the holder or any joint holder) of shares of Preferred Stock during that calendar year shall not exceed ten percent of the number of shares of Preferred Stock outstanding at the end of the preceding calendar year. In the event the ten percent limit is reached in any calendar year, the only redemptions which may be considered during that calendar year shall be those arising from the death or medical emergency of the holder or any joint holder; provided, however, that to the extent that total optional redemptions in any calendar year do not reach the ten percent limit, the amount by which such optional redemptions shall fall short of the ten percent limit may be carried over into ensuing years; and provided further that to the extent that all redemptions, including those involving the death or medical emergency of the holder or any joint holder, exceed the ten percent limit in any year, the amount by which such redemptions exceed the ten percent limit shall reduce the limit in the succeeding year for limiting redemptions not involving the death or medical emergency of a holder or any joint holder. In no event, shall such optional redemptions of all types in any single calendar year exceed 20% of the number of shares of Preferred Stock outstanding at the end of the preceding calendar year.

     The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. In order to provide shareholders with some liquidity, MIS operates a trading list to match buyers and sellers of Metropolitan's preferred stock. Metropolitan does not participate as a buyer or seller on the trading list. With limited exceptions, Metropolitan has established a policy that all preferred shareholders (including holders of the Preferred Shares offered hereunder) must place their shares for sale on the trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. During 1996, the average waiting time for a Metropolitan shareholder wishing to sell Metropolitan preferred shares on this trading list was 25 days. However, there can be no assurance that the shares will be sold within similar time periods in the future. There is no assurance that the shares will be sold within the 60 day period. There is no assurance that Metropolitan will redeem the shares if they have not sold within the 60 day period. There can be no assurance that this system will continue to operate nor that it will provide liquidity comparable to securities traded on recognized public stock exchanges. See "RISK FACTORS".

Voting Rights

      The Preferred Stock has no voting rights except as provided in the Authorizing Resolution and except as required by Washington State law regarding amendments to Metropolitan's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of 66 2/3% of the outstanding shares entitled to vote.

      The Authorizing Resolution provides that holders of Preferred Stock, together with the holders of Metropolitan's other outstanding preferred stock and any other preferred stock thereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Metropolitan in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four or more full monthly dividends per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

      The following discussion of the federal income tax consequences of distributions is based upon the Internal Revenue Code of 1986 as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

     Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Metropolitan as calculated for federal income tax purposes. To the extent, if any, that distributions made by Metropolitan to the holders of Preferred Stock exceed current and accumulated earnings and profits of Metropolitan, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero), and thereafter, as capital gains (or ordinary gains if the Preferred Stock is not held by the holder as a capital asset).

       Metropolitan believes that distributions with respect to Metropolitan's preferred stock paid during the calendar years 1984 through 1992 and 1994 were a return of capital under Section 301 of the Code. Metropolitan has filed a Report of Nontaxable
Distributions for the years 1984 through 1992 and 1994 with the Service. Metropolitan believes that distributions paid during 1993, 1995 and 1996 were taxable. Metropolitan is currently unable to predict the character of its distribution for future years, but as required by the Code, will report annually to shareholders regarding the tax character of the prior years distributions.

      Each Preferred shareholder's individual tax circumstances is unique; accordingly, Preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

      Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Metropolitan as other payments of dividends. These distributions are not deductible by Metropolitan under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

Summary of Preferred Stock Attributes

       The following table sets forth several of the primary differences and relative rights of the various series of outstanding preferred stock of Metropolitan as of the date of this prospectus including the Preferred Stock, Series E-7 offered herein:

SERIES    OFFERING   LIQUIDATION  REDEMPTION  DIVIDEND
          PRICE      PREFERENCE   PRICE (1)   RATE (4)

C          $10       $10         $9.90        APPLICABLE RATE
D          $10       $10         $9.90        APPLICABLE RATE
E-1        $10       $10         $9.90        APPLICABLE RATE
E-2        $100      $10 (2)     $99          APPLICABLE RATE
                                                PLUS .5 PERCENT


E-3        $100      $10 (2)     $99          APPLICABLE RATE
                                                PLUS .5 PERCENT
E-4        $100      $100        $99 (3)      APPLICABLE RATE
                                                PLUS .5 PERCENT
E-5        $100      $100        $99 (3)      APPLICABLE RATE
                                                PLUS .5 PERCENT
E-6        $100      $100            (3)      APPLICABLE RATE
                                                PLUS .5 PERCENT
E-7        $100      $100            (5)      APPLICABLE RATE
                                                PLUS .5 PERCENT


(1) The Redemption Price shown, is for redemption's at the request of the shareholder. Redemption of such shares is at the sole discretion of Metropolitan. In the event of a redemption at the request of Metropolitan, the redemption price per share for authorized shares of Series C, D, and E-1 preferred stock is $10 and for Series E-2 through E-6 preferred stock is $100.

(2) The liquidation preference for classes E-2 and E-3 is $10. In addition, Metropolitan's Articles of Incorporation, as amended, provide that the E-2 and E-3 shareholders will receive liquidation distributions of up to $90 per share prior to any distribution to the common shareholders.

  (3) E-4, E-5, E-6 and E-7 stock are not redeemable during the first three years after their respective issuance except for instances of death or medical emergency. See "Description of Preferred Stock-Redemption Rights". If redeemed during the first year after initial issuance, the redemption price is $97, and thereafter it is $99.

(4) The Board has authorized, for an indefinite period, a distribution payment on all series of Preferred Stock of an additional one percentage point above the Applicable Rate. The Board may at its sole discretion eliminate the additional percentage point above the Applicable Rate.

(5) Redemption at the request of a shareholder, and the redemption price upon such a request, are at the sole discretion of Metropolitan. In the event of redemption at Metropolitan's request, the price is $102 until December 31, 1997 and $100 thereafter.

DESCRIPTION OF COMMON STOCK

      Holders of shares of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to the rights of holders of outstanding shares of preferred stock, if any, and the Preferred Stock sold hereunder, if any, the holders of Common Stock are entitled to receive such dividends, as may be declared from time to time by the Board of Directors in its discretion from funds legally available, and upon liquidation or dissolution of Metropolitan are entitled to receive all assets available for distribution to shareholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Certain Class A and B Common Shares, which are held by certain officers and board members of Metropolitan, are subject to resale restrictions and subject to Metropolitan's right to repurchase in the event of termination of employment. All outstanding shares of Common Stock are fully paid and nonassessable.

      There is no redemption provision for either series of common stock. Each series of common stock receives dividends in such amounts as may be declared from time to time by the Board of
Directors. The liquidation preference of Common Stock Series A is $2,250 per share. It is junior in liquidation preference to Series
B. The liquidation preference of Common Stock Series B is the amount originally paid for the shares. All series of Common Stock are subordinate in liquidation to all series of preferred stock, including the Preferred Stock offered herein.

Transfer Agent and Registrar

        Metropolitan acts as its own transfer agent and registrar of Metropolitan's capital stock.

                            LEGAL MATTERS

                           LEGAL OPINION

      The legality of the Debentures and Preferred Stock offered hereby is being passed upon for Metropolitan by Susan A. Thomson, who is employed by Metropolitan as its Assistant Corporate Counsel and Vice President. She is also Assistant Corporate Counsel for Metropolitan's subsidiaries. In addition, she is Assistant Corporate Counsel for Summit and its subsidiaries.

                         LEGAL PROCEEDINGS

      There are no material legal proceedings or actions pending or threatened against any of the companies within the Consolidated Group or to which its property is subject.

                               EXPERTS

       The consolidated balance sheets of Metropolitan and its subsidiaries as of September 30, 1996 and 1995 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996 included in this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph describing changes in the method of accounting for impaired loans in fiscal 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                        PLAN OF DISTRIBUTION

      The Debentures and Preferred Stock are offered directly to the public on a continuing best efforts basis through MIS, which is affiliated with Metropolitan through the common control of C. Paul Sandifur Jr. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ". Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Debentures or Preferred Stock. A commission will, however, be paid by Metropolitan on most Debenture purchases up to a maximum amount of 6% of the Debenture price, depending  on  the  term  of the Debenture and  whether  or  not  the transaction is a reinvestment or new purchase. A commission in the maximum amount of 6% of the offering price will also be paid by Metropolitan on most Preferred Stock purchases. Debentures are offered only for cash or cash equivalents. Preferred Stock is offered for cash or other consideration (tangible or intangible property) which is acceptable to Metropolitan as determined in good faith by the Board of Directors. MIS will transmit such funds or other consideration directly to Metropolitan by noon of the next business day after receipt. Where cost efficiencies can be achieved through the joint use of staff or resources, Metropolitan may also reimburse MIS for certain other expenses in connection with the
offering  (not  expected to exceed $50,000).       Such  expenses  if
reimbursed would consist of postage, supplies, shared staff or  other
miscellaneous  administrative or office related costs.         During
the three fiscal years ended September 30, 1996, MIS has received commissions of $2,954,117 from Metropolitan on sales of approximately $117,260,000 of Metropolitan's debentures and preferred stock.

      MIS is a member of the National Association of Securities Dealer's, Inc. (NASD). As such, NASD Rule 2720 (formerly Schedule E) applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Debentures and the fairness of the pricing of the Preferred Stock offered through this Prospectus. Accordingly, MIS has obtained an opinion from Welco Securities, Inc., an NASD member, ("Welco") that the interest rates on the Debentures using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. A similar opinion has been obtained from Welco, which states that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances, existing as of the date of the Prospectus. Metropolitan undertakes to maintain the interest rates on Debentures no lower than those recommended by Welco based on the formula. Accordingly, the yield at which the Debentures will be distributed will be no lower than that recommended by Welco and the price offered for the Preferred Stock will be no higher than Welco would have independently recommended. Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Debentures and Preferred Stock offered hereunder, Welco is to be paid $44,000 in fees and $15,000 in non-accountable expenses plus its accountable expenses, which are not expected to exceed $2,500.

      The Registrant has agreed to indemnify Welco against, or make contributions to Welco with respect to certain liabilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

      There is not now and Metropolitan does not expect that there will be a public trading market for the Debentures or Preferred Stock in the future. MIS does not intend to make a market for the Debentures or Preferred Stock. Metropolitan, through MIS, undertakes to maintain a list of holders of preferred stock who wish to sell their preferred stock and buyers who wish to purchase previously issued and outstanding shares of preferred stock. See "Risk Factors-Risk Related to Lack of Liquidity and Limited Marketability of Shares & Description of Preferred Stock-Redemption of Shares."

      MIS may enter into selected dealer agreements with and reallow to certain dealers, who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Debentures and Preferred Stock sold by such dealers. After the commencement of the offering the commissions and reallowances, if any, may be lowered.

                          USE OF PROCEEDS

      Debenture  Proceeds . . . .  If all the Debentures offered  are sold, Metropolitan expects net proceeds from this Debenture offering of $100,000,000 to $94,000,000 before deducting other expenses estimated at $190,000 (combined total for both Debentures and Preferred Stock) and after sales commissions. There can be no assurance, however, that any of the Debentures can be sold. Sales commissions will range up to a maximum of $6,000,000 (6%) depending on maturities of Debentures sold and whether sales are reinvestments or new purchases. See "BUSINESS - Method of Financing."

      Preferred  Stock  Proceeds . . . .If all  the  Preferred  Stock
offered is sold, Metropolitan expects net proceeds from this Preferred Stock offering of $25,000,000 to $23,500,000 before deducting other expenses estimated at $190,000 (combined total for both Debentures and Preferred Stock) and after sales commissions of up to $1,500,000 (6%). There can be no assurance, however, that any of the Preferred Stock can be sold. See "BUSINESS-Method of Financing."

      In conjunction with the other funds available to it through operations and/or borrowings, Metropolitan will utilize the proceeds of the Debenture and Preferred Stock offerings for the following purposes, shown in their descending order of priority: Funding investments in Receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business  ventures;  or  the  acquisition  of  other  companies,  and development of real estate now held or which may be acquired. The Consolidated Group continues to evaluate possible acquisition candidates. Presently there are no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures through the period ending January 31, 1998, proceeds of this offering may be used for retiring maturing debentures, preferred stock dividends and for general corporate purposes (debt service and other general operating expenses.) Approximately $47.1 million in principal amount of debt securities will mature between February 1, 1997 and January 31, 1998 with interest rates ranging from 5.75% to 10.25% and averaging approximately 8.1% per annum. See Note 10 to the Consolidated Financial Statements & "RISK FACTORS".

      Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. See "BUSINESS-Securities Investments". Due to Metropolitan's inability to accurately forecast the total amount of Debentures or Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

     In the event substantially less than the maximum proceeds are obtained, Metropolitan does not anticipate any material changes to its planned use of proceeds from those described above.

                           CAPITALIZATION

       The   following   table  sets  forth  the  capitalization   of
Metropolitan  and  its  consolidated  subsidiaries  at     March  31,
1997.

                                                              Amount
          Class                                             Outstanding
                                                        (Dollars in thousands)
Debt Payable
     Collateralized borrowing with ContiTrade
        Services L.L.C., secured with time-share
        receivables, interest at Libor (1-mo.)
        plus 250 basis points, due August 31, 1997..        $ 10,000

Real estate contracts and mortgage notes
        payable, interest rates ranging from 3%
        to 10.9% per annum, due through 2016........           1,802
                                                            --------
            Total Debt Payable......................          11,802
                                                            --------
Debenture Bonds
     Investment Debentures, Series II, maturing
        1997 to 2002, at 5% to 11%..................         157,337
     Investment Debentures Series I, maturing
        in 1997 to 2006 at 7.5% to 10.25%...........             563
     Compound and accrued interest..................          25,597
                                                            --------
            Total Debenture Bonds...................         183,497
                                                            --------
Stockholders' Equity
     Preferred Stock................................          21,552
     Common Stock...................................             293
     Additional paid-in capital.....................          17,780
     Net unrealized losses on investments...........            (543)
     Retained earnings..............................          11,945
                                                       --------
     Total Stockholders' Equity.....................          51,027
                                                            --------
Total Capitalization................................        $246,326
                                                            ========



                      SELECTED CONSOLIDATED FINANCIAL DATA

               The  consolidated financial data shown below as of September  30,
1996  and 1995 and for the years ended September 30, 1996, 1995, and 1994 (other than  the Ratio of Earnings to Fixed Charges and preferred stock dividends) have been  derived  from,  and  should  be read in conjunction  with,  Metropolitan's consolidated  financial  statements, related notes, and Management's  Discussion and  Analysis  of  Financial  Condition  and  Results  of  Operations  appearing elsewhere  herein.  The consolidated financial data shown as  of  September  30,
1994,  1993  and 1992 and for the years ended September 30, 1993 and  1992  have been  derived  from  audited  financial  statements  not  included  herein.  The consolidated  financial statements as of and for the years ended  September  30,
1996,  1995,  1994 and 1993 have been audited by Coopers & Lybrand  L.L.P.   The
consolidated  financial statements as of and for the year  ended  September  30,
1992 has been audited by BDO Seidman.

                          Six Months Ended
                             March 31,
                            (Unaudited)                   Year Ended September 30,
                        --------  ---------   -----------------------------------------------
                                              ----------
                          1997       1996       1996      1995      1994      1993      1992
                                                (Dollars in Thousands
                                              Except Per Share Amounts)
CONSOLIDATED
STATEMENTS OF INCOME
DATE
Revenues                 $74,349     $72,079   $156,672  $138,107  $138,186  $133,113  $121,22
                                                                                             1
                         =======     =======   ========  ========  ========  ========  =======
                                                                                             =
Income before minority
interest,
extraordinary item and
cumulative effect of
change in accounting      $5,063      $1,473   $  8,146  $  6,376  $  5,702  $  8,558        $
principle                                                                                3,290

Income allocated to
minority interests           (62)        (36)      (108)      (73))    (224)     (255)   (363)
                         --------    --------   --------   -------- --------  -------- -------
                                                                                             -
Income before
extraordinary item and
cumulative effect of
change in accounting
for income taxes           5,001       1,437      8,038     6,303     5,478     8,303    2,927
Extraordinary item (1)        --          --         --        --        --        --      651
Cumulative effect of
change in accounting
for income taxes (2)          --          --         --        --        --    (4,300)      --
                        --------    --------   --------  --------  --------   -------- -------
                                                                                             -
Net income                 5,001       1,437      8,038     6,303     5,478     4,003    3,578

Preferred stock           (2,037)     (1,824)    (3,868)   (4,038)   (3,423)   (3,313) (3,399)
dividends                --------    --------   --------  --------  --------  -------- -------
                                                                                             -

Income (loss)
applicable to common      $2,964       $(387)    $4,170    $2,265    $2,055   $   690        $
stockholders            ========      =======  ========  ========  ========  ========      179
                                                                                       =======
                                                                                             =

Ratio of Earnings to
Fixed Charges               1.74        1.06       1.46      1.35      1.29      1.43     1.21
Ratio of Earnings to
Fixed Charges and
Preferred Stock             1.33                   1.14      1.03      1.04      1.17
Dividends (4)
PER COMMON SHARE DATA
(3):
Income (loss) before
extraordinary item and
cumulative effect of
change in accounting     $22,801     $(2,974)   $32,073  $ 17,288  $ 14,996  $ 37,239  $(3,579
principle                                                                                    )
Extraordinary items           --          --         --        --        --        --    4,932
(1)

                              --          --         --        --        --   (32,089)      --
                        --------    --------   --------  --------  --------   -------- -------
Cumulative effect of                                                                         -
change in accounting
principle (2)
Income (loss)
applicable to common     $22,801     $(2,974)   $32,073  $ 17,288   $14,996   $ 5,150        $
stockholders (5)        ========     ========  ========  ========  ========  ========    1,353
                                                                                       =======
                                                                                             =
Weighted Average
Number of Common             130         130        130       131       137       134      132
Shares Outstanding(3)   ========    ========   ========  ========  ========  ========  =======
                                                                                             =

Cash Dividends Per
Common Share            $     --    $     --   $     --  $  3,800  $    675  $    675  $     -
                        ========    ========   ========  ========  ========  ========        -
                                                                                       =======
                                                                                             =
CONSOLIDATED BALANCE
SHEET DATA:

Total Assets            $1,132,8  $1,116,833  $1,282,65  $1,078,4  $1,063,2  $1,031,9  $982,25
                              28                      9        68        90        58        9
Debt Securities, Other
Debt Payable and
Securities Sold, Not     195,365     227,323    363,427   226,864   261,500   234,497  230,814
Owned
Stockholders' Equity      51,027      40,889     46,343    40,570    32,625    32,781   28,260





      (1) Benefit from utilization of net operating loss carry forwards.

     (2)    Change in accounting principles reflects the adoption
of  Statement  of  Financial  Accounting  Standards  No.  109   -
"Accounting for Income Taxes."

      (3) All information retroactively reflects the reverse common stock split of 2,250:1 which occurred during the fiscal year ended September 30, 1994.

     (4) The consolidated ratio of earnings to fixed charges and preferred dividends was 1.14, 1.03, 1.04 and 1.17 for the years ended September 30, 1996, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the year ended September 30, 1992, by approximately $783,000.

      Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.11, 1.05, 1.34 and 1.06 for the years ended September 30, 1996, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the year ended September 30, 1992, by approximately $13,012,000.

       The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was as follows for the years ended September 30, 1996 - 1.46; 1995 - 1.35; 1994 - 1.29; 1993 -
1.43; and 1992 - 1.21. The ratio of earnings to fixed charges, excluding preferred stock dividends, for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.48, 1.40, 1.36 and
1.31 for the years ended September 30, 1996, 1995, 1994 and 1993, respectively. Such "parent only" earnings of Metropolitan were insufficient to meet fixed charges for the year ended September 30, 1992 by approximately $7,701,000.

      (5) Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

Introduction

      Consolidated Group net income after income taxes and minority interest was approximately $8.0 million for the fiscal year ended September 30, 1996 as compared to $6.3 million for the comparable 1995 period and $5.5 million for the comparable 1994 period. The increase in 1996 over 1995 was primarily attributable to a net increase of $7.4 million in realized gains from the sales of investments and Receivables, an increase of $1.3 million in net interest sensitive income and expense, being offset by a $1.2 million decrease in gains from real estate sales, a decrease of $1.5 million in fees, commissions, service and other income, an increase of $2.2 million in the provision for losses on real estate assets, a $.8 million increase in other operating expenses, including salaries and benefits, commissions to agents, general operating expenses and capitalized costs, net of amortization and an increase of $1.2 million in income taxes and income allocated to minority stockholders. The increase in 1995 over 1994 was primarily attributable to a net increase of $1.4 million in net gains from real estate sales, a decrease of $1.4 million in the provision for losses on real estate assets, an increase of $1.3 million in realized net gains from the sales of investments and Receivables, an increase of $1.6 million in expenses capitalized as deferred costs, net of amortization, and an improvement of $.8 million in fees, commissions, service and other income, all which were partially offset by a decline of $1.6 million in net interest sensitive income and expense and an increase of $4.2 million in commissions to agents.

      The Company implements its primary investment goal to maximize its risk adjusted rate of return by investing in non-conventional real estate Receivables. Non-conventional Receivables are typically Receivables not originated by a regulated financial institution and not underwritten to FNMA or FHA underwriting guidelines. Normally, either the borrower or the collateral will not meet sufficient FNMA or FHA underwriting guidelines to qualify for conventional financing and the seller will be required to provide the financing to complete the sale.

These "seller financed Receivables" or "seller take-back Receivables" are the types of non-conventional Receivables normally acquired by the Company. Because borrowers in this market generally have blemished credit records, the Company's underwriting practices focus more strongly on the collateral value as the ultimate source for repayment. In conjunction with its investment in non-conventional Receivables, while higher delinquency rates are expected, the Company believes this risk is generally offset by the value of the underlying collateral and the superior yields over conventional financing.

      During the three year period ended September 30, 1996, the Consolidated Group operated in an environment of somewhat narrow fluctuations in interest rate levels with rates trending up in 1996 after declining in late 1995 and with a generally increasing trend in late 1994. Over the three year period, the general decrease in interest rate levels positively impacted earnings and increased the fair value of the portfolio of predominantly fixed rate investments. A portion of this improvement in value was recognized with the realization of gains from the sale of investment securities and Receivables of $11.9 million, $4.4 million and $3.1 million in 1996, 1995 and 1994, respectively. The net effect of the sales was to recognize the present value of future income from the Receivables sold and to reduce future income to the extent that the proceeds from sales were invested at lower rates of return. For further information concerning the investment portfolio, See "BUSINESS-Life Insurance and Annuity Operations" & "BUSINESS-Securities Investments". The Receivable portfolio also experienced higher than normal prepayments during the periods of declining rates which increased income by triggering the recognition of unamortized discounts at an accelerated rate.

      Although the national economy has experienced moderate growth over the past three years, the Consolidated Group's financial results were not adversely impacted in any material way because of: (1) the wide geographic dispersion of its Receivables; (2) the relatively small average size of each Receivable; (3) the primary concentration of investments in residential Receivables where market values have been more stable than in commercial properties; and (4) a continuing strong demand for tax-advantaged products, such as annuities.

      During 1995, the Consolidated Group sold two of its subsidiary operating companies and discontinued its property development division. In January 1995, the Consolidated Group sold its broker/dealer subsidiary, MIS, to Summit and discontinued its property development activities. Old Standard was sold to Summit in May, 1995. The financial results of these transactions were not material to the Consolidated Group. Also, See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

      During 1996, construction on a major timeshare development project in Kauai, Hawaii was completed. At completion, approximately $21.4 million had been invested. The sales price of each timeshare week is projected to range between $14,000 and $18,000 with an expected sellout in approximately early 1998. See "Business-Real Estate Development-Lawai Beach Resort".

      Net income in 1996, 1995, 1994 and 1993 was sufficient to cover fixed charges including preferred stock dividend requirements, in contrast to shortfalls in 1992 and prior years. After considering the effects of potentially non-recurring income items such as gains from insurance settlements and the gains from sales of investments, Receivables and real estate, the 1996 income would have been insufficient to cover fixed charges by approximately  $9.7  million.  Additionally, the  elimination  of similar items in 1995 and 1994 would have resulted in insufficient earnings to cover fixed charges by approximately $6.8 million and $4.2 million, respectively. See "RISK FACTORS" & "SELECTED CONSOLIDATED FINANCIAL DATA".

Revenues and Expenses

      Revenue for the Consolidated Group of $156.7 million for 1996 showed a substantial increase from the $138.1 million reported in the prior year. Revenues of $138.1 million for the fiscal year ended September 30, 1995 was relatively unchanged from the $138.2 million reported for the same period in 1994. The $18.6 million increase in 1996 was primarily attributable to an increase of $6.5 million from interest related revenues, a $6.3 million increase in real estate sales and a $8.3 million increase in realized gains on sales of Receivables. The modest decline in 1995 included a reduction of $1.7 million in other investment interest and a decrease of $1.1 million in realized net gains on sales of investments, offset by an increase of $2.4 million in net gains from the sale of Receivables.

     Expenses of operation for the Consolidated Group were $144.3 million, $128.6 million and $129.5 million for fiscal years ended September 30, 1996, 1995 and 1994, respectively. The increase in expenses in 1996 over 1995 included an increase of $2.8 million in the cost of insurance policy and annuity benefits, an increase of $2.4 million in interest expense, an increase of $2.2 million in the provision for losses on real estate assets and a $.8 million increase in other operating expenses, including salaries and benefits, commissions to agents, general operating expenses and capitalized costs, net of amortization. The slight decline in expenses in 1995 as compared to 1994 included an increase of $3.6 million in the cost of insurance policy and annuity benefits and an increase of $4.2 million in recognized commissions to agents due to an increase in volume. These increases were offset by a $3.5 million decrease in interest expense, a $2.0 million decrease in the cost of real estate sold, a $1.4 million decrease in the provision for losses on real estate, and an increase of $1.6 million in the amount of expenses capitalized as deferred costs, net of amortization.

Interest Sensitive Income and Expense

     Management monitors interest sensitive income and expense as it manages objectives for the financial results of operations. Interest sensitive income consists of interest on Receivables, earned discount on Receivables, insurance revenues and other investment interest. Interest sensitive expense consists of interest expense on borrowed money and insurance policy and annuity benefits.

      The Consolidated Group is in a "liability sensitive" position in that its interest sensitive liabilities reprice or mature more quickly than do its interest sensitive assets. Consequently, in a rising interest rate environment, the net return from interest sensitive assets and liabilities will tend to decrease. Conversely, in a falling interest rate environment, the net return from interest sensitive assets and liabilities will tend to improve. As with the impact on operations from changes in interest rates, the Company's NPV (the Net Present Value) of financial assets and liabilities is subject to fluctuations in interest rates. The Company continually monitors the sensitivity of net income and NPV of its financial assets and liabilities to changes in interest rates.

      The following table presents, as of September 30, 1996, the Consolidated Group's estimate of the change in its NPV of financial assets and liabilities if interest rate levels generally were to increase or decrease by 1% and 2%, respectively. These calculations, which are highly subjective and technical, may differ from actual results. See "Asset/ Liability Management".


                                                                 Interest Rate Change
                            Carrying    Fair Value   Decrease   Decrease   Increase 1%   Increase
                            Amounts                     1%         2%                       2%
                                                    (Dollars in Thousands)
Financial Assets:
Cash and cash equivalents     $167,879    $167,879    $167,879    $167,879    $167,879    $167,879
Investments                    163,303     157,755     170,612     178,393     156,442     149,990
Real estate contracts
 and mortgage notes            642,571     668,373     691,541     716,159     646,543     625,954
Other receivable               107,494     109,258     114,885     120,916     104,077      99,232
 investments                ----------  ----------  ----------  ----------  ----------  ----------
                            $1,081,247  $1,103,265  $1,144,917  $1,183,347  $1,074,941  $1,043,055
                            ==========  ==========  ==========  ==========  ==========  ==========

Financial Liabilities:
Annuity reserves              $837,366    $837,366    $865,487    $894,936    $810,506    $784,842
Debentures payable             189,321     191,631     193,584     195,566     189,703     187,803
Debt payable                    38,450      38,486      39,822      41,266      37,141      35,895
Securities sold-not owned      132,652     132,652     137,386     142,363     128,135     123,836
                            ----------  ----------  ----------  ----------  ----------  ----------
                            $1,197,789  $1,200,135  $1,236,279  $1,274,131  $1,165,485  $1,132,376
                            ==========  ==========  ==========  ==========  ==========  ==========




      Net  interest  sensitive income was $27.8 million  for  the fiscal  year  ended September, 30, 1996.  The comparable  results
for   1995  and  1994  were  $26.5  million  and  $28.1  million, respectively.  Interest rates in 1996 remained relatively  stable with  slightly  increasing  rates  as  the  fiscal  year  closed.
Interest  rates  were  generally  increasing  over  1995   before
declining later in the year which contributed to the decrease  of
$1.6  million in net interest sensitive income. Also contributing
to   the  changes  in  net  interest  sensitive  income  was  the capitalization  of approximately $2.5 million, $2.7  million  and
$2.2 million for the years 1996, 1995, and 1994, respectively, of interest associated with various real estate development projects owned by the Consolidated Group.

Real Estate Sales

      The  Consolidated  Group is in the real estate  market  due primarily  to its repossession of properties following Receivable defaults  and  its  investment in a major  timeshare  development
project   in   Kauai,   Hawaii.    See   "BUSINESS-Real    Estate
Development."

      At  September  30,  1996, excluding  timeshare  development
property,  approximately  80%  of  real  estate  owned   by   the
Consolidated  Group is located in the Pacific Northwest  (Alaska,
Washington,  Oregon,  Idaho, Montana), which  has  experienced  a stronger more stable economy than many areas of the nation in the past  several years. Consequently, management believes  that  the
sale   of  these  assets  will  be  largely  dependent   on   the
attractiveness  of  the  Pacific Northwest  marketplace.  Of  the property  owned  in  the  Pacific  Northwest,  approximately  $13 million is invested in commercial developments with approximately
$35 million in undeveloped land.

      The  Consolidated  Group is engaged in the  development  of various  properties  acquired in the course of  business  through
repossession  and  as investment property.   The  development  or
improvement  of  properties  is undertaken  for  the  purpose  of enhancing  values to increase salability and to  maximize  profit potential.

      Real  estate  sales exceeded cost of those  sales  by  $1.7 million in 1996, $2.9 million in 1995, and $1.5 million in  1994.
Included in these results are sales of timeshare units with a net

loss   of  $.7  million  and  $.3  million  in  1996  and   1994,
respectively,  and a net gain of $.9 million 1995.   Metropolitan
has  engaged an affiliate of the Shell Group, Chicago,  Illinois,
Shell-Lawai  ("Shell") to provide management  services  and  sell
timeshare  units  at  Lawai  Beach.   See  "BUSINESS-Real  Estate
Development-Lawai Beach Resort".   This agreement provides for  a
fixed  fee to Shell plus an incentive fee based upon future sales after  a  base amount of cash flow is generated by the  property.
Sales   of   timeshare  units  in  1996,  1995  and   1994   were
approximately  $22.8 million, $23.6 million  and  $17.6  million, respectively.

      Real  estate sales, including timeshare unit sales, totaled
$45.6  million for 1996, $39.4 million for 1995 and $40.0 million
for  1994.   Sales of repossessed properties have more than  kept
pace  with  yearly additions resulting in a total  investment  in repossessed real estate of $36.2 million at September  30,  1996,
$38.0  million  at  September  30,  1995  and  $39.0  million  at
September 30, 1994.  The aggregate investment in real estate held for  sale and development decreased to $84.3 million at September
30,  1996,  from  $91.1  million at  September  30,  1995,  which increased from $76.8 million at September 30, 1994.  The decrease from 1995 to 1996 is attributable to the final completion of  the timeshare project in Kauai, Hawaii in October 1995 and  the  sale
of  several  large  commercial properties throughout  1996.   The
increase  of  $14.3  million  in  1995  over  1994  is  primarily attributable  to  the  continuing development  of  the  timeshare project  and the development of a factory outlet mall  in  Pasco,
Washington.    In  addition to timeshare  unit  development,  the
Consolidated  Group  is in the general business  of  holding  and developing  property for sale.  The largest investments  in  such activities at September 30, 1996 were a $11.6 million development located  in  downtown  Spokane adjacent to the  central  business district  and  a  $10.5 million factory outlet  mall  development located  in  Pasco, Washington.  See "BUSINESS-Other  Development
Properties".

      Gains  or  losses on real estate sold (excluding  timeshare
units)   are   a   function  of  several  factors.   Management's
experience with the most significant of these factors during  the last three fiscal years is set forth below:


                                    For the Fiscal Year Ended
                                           September 30,
                                       1996       1995     1994


                                         (Dollars in Thousands)
  Amount of delinquencies over
    three months at fiscal year end   $26,500    $17,500 $19,000

  Amount of foreclosures during
    the fiscal year                   $14,271    $13,834 $19,117

  Amount of foreclosed real estate
    held for sale at fiscal year end  $36,158    $38,004 $39,037

  Gain (loss) on sale of the property
    during the fiscal year             $2,469    $1,992  $ 1,793

     The principal amount of Receivables in arrears for more than ninety days as of September 30, 1996, 1995 and 1994 was 3.9%, 2.8% and 3.1%, respectively, stated as a percentage of the total outstanding principal amount of Receivables. See Note 2 to the Consolidated Financial Statements. Improving the Consolidated Group's collection procedures, reducing delinquencies and reducing real estate held for sale and development, including repossessed property, continue to be ongoing goals of management.

      The increase in three month delinquencies from 1995 to 1996 of approximately $9 million was primarily the result of an increase in the outstanding principal amount of Receivables, a higher delinquency rate on timeshare Receivable and an overall increase in the general delinquency rate for all Receivables. Additionally, as only current Receivables could be sold in the securitizations, the Consolidated Group focused more closely on the Receivables to be included in the Receivable securitizations. Subsequent to the second securitization, which closed in November 1996, the Consolidated Group has renewed its efforts on controlling the delinquency in its Receivables portfolio. Also, effective February 1997, the Consolidated Group will bring in-house the servicing of timeshare Receivables which were previously serviced by a third party in Hawaii. The Consolidated Group believes the increased delinquency rates were adequately reserved as the Consolidated Group has increased the allowance for loss on real states assets associated with Receivables from $6.3 million in 1995 to $7.9 million 1996.

Provision for Losses on Real Estate Assets

      During the years ended September 30, 1996, 1995 and 1994, the Consolidated Group provided $6.4 million, $4.2 million and $5.5 million, respectively, for losses on real estate assets. At September 30, 1996, 1995 and 1994, the Consolidated Group had aggregate allowances for losses on real estate assets of $10.2 million, $8.1 million and $9.1 million, respectively, on real estate assets of $735 million, $679 million and $644 million, respectively. See Notes 3 and 6 to the Consolidated Financial Statements.

Non-Interest Income and Expense

       Non-interest income, composed of "Fees, Commissions, Services, and Other Income" on the income statement, was $4.3 million for the fiscal year ended September 30, 1996, $5.8 million for the fiscal year ended September 30, 1995, and $5.0 million for the comparable period in 1994. Income sources include service fees and late charges in connection with Receivables, charges for loan servicing and other services provided to outside affiliated companies, and rents, commissions and other revenues primarily associated with the Lawai Beach Resort, Kauai, Hawaii. The decrease of $1.5 million in 1996 from 1995 was primarily the result of ceasing the operations of a restaurant at Lawai Beach Resort and converting it to a leased operation, thereby reducing both revenues and related expenses, while the increase of $.8 million in 1995 over 1994 was primarily attributable to charges for services rendered to three former subsidiary companies which were sold in September of 1994, and in January and May of 1995.

      Non-interest expense consists of all non-interest expenses except the cost of real estate sold and the provision for losses on real estate assets. Non-interest expense was $26.9 million for the year ended September 30, 1996 compared to $26.1 million for the fiscal year ended September 30, 1995 and $23.6 million for the comparable period in 1994. The increase in cost of $.8 million in 1996 over 1995 was primarily attributable to an increase of $1.4 million in salaries and benefits and a decrease of $1.9 million in capitalized costs, net of amortization being only partially offset by a $2.0 million reduction in commissions to agents and a $.5 million decrease in other operating expenses. The increase in cost of $2.5 million in 1995 over 1994 was primarily attributable to an increase of $4.2 million in the recognition of commissions paid to insurance agents and other agents which were offset only partially by an increase in the amount capitalized as deferred costs, net of amortization. See Note 13 to the Consolidated Financial Statements.

Realized   Net  Gains  (Losses)  on  Sales  of  Investments   and
Receivables

       The   Consolidated   Group  invests  in   securities   and
Receivables as well as real estate investment properties. The Consolidated Group adopted SFAS No. 115 on September 30, 1993 and since that time has classified its investments in debt and equity securities as either "trading", "available-for-sale" or "held-to-maturity". From time to time, gains or losses are recognized on trading positions and securities classified as "available-for-sale" may be sold at a gain or a loss. Net losses from the sale of investments was $.8 million in 1996 with net gains of $.03 million and $1.1 million for the fiscal years ended September 30, 1995 and 1994, respectively. See "BUSINESS-Securities Investments". The Consolidated Group purchases Receivables collateralized by real estate, lottery prizes structured settlements, and annuities. See "BUSINESS-Receivable Investments" and Notes 2 and 4 to the Consolidated Financial Statements. Such assets are generated through the ongoing production operations of the Consolidated Group. At times, Receivables which have increased in value, primarily from a decreasing interest rate environment, or which exceed internal demand, may be remarketed either through whole loan sales or securitizations. See "BUSINESS-Receivable Sales" and "RISK
FACTORS". Net gains from the sale of Receivables were $12.7 million, $4.4 million and $2.0 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

Asset/Liability Management

      The Consolidated Group is subject to interest rate risk because most of its assets and liabilities are financial in nature. Generally, the Consolidated Group's financial assets (primarily cash and cash equivalents, Receivables and fixed income investments) reprice more slowly than the Consolidated Group's financial liabilities (primarily securities sold, not owned, debentures and annuities). In a rising rate environment, this mismatch will tend to reduce earnings, while in a falling rate environment, earnings will tend to increase. During fiscal 1997, approximately $256 million of interest sensitive assets are expected to reprice or mature. These assets consist of approximately $42 million of Receivables, $46 million of fixed income investments and $168 million of cash and cash equivalents. For liabilities, most of the balance of life insurance and annuity contracts may be repriced during 1997. Management estimates this amount at $628 million. In addition, approximately $50 million of debentures, $37 million of other debt and $133 million of securities sold, not owned, will mature or reprice during that period. At September 30, 1996, these estimates result in interest sensitive liabilities in excess of interest sensitive assets of approximately $592 million, or a ratio of interest sensitive assets to interest sensitive liabilities of approximately 330%.

      The Consolidated Group is able to manage this liability to asset mismatch of approximately 3.3:1 by the fact that approximately 74% of the interest sensitive liabilities are life insurance and annuity contracts which are subject to surrender charges. These contracts have maturities which extend for as long as nine years with surrender charges of decreasing amounts during their term. At the option of the Consolidated Group, these contracts are subject to annual repricing. In periods of declining interest rates, this feature is beneficial as it allows the Consolidated Group to reprice its liabilities at lower market rates of interest. In periods of increasing interest rates, such liabilities were protected by surrender charges of approximately $20 million at September 30, 1996. Depending on the remaining surrender charges, the Consolidated Group has the option to extend any interest rate increase over a two to three year period, thereby making it not generally economical for an annuitant to pay the surrender charge in order to receive payment in lieu of accepting a rate of interest that is lower than current market rates of interest. As a result, the Consolidated Group may respond more slowly to increases in market interest rate levels thereby diminishing the impact of the current mismatch in the interest sensitivity ratio. Additionally, through Receivable securitizations, the Consolidated Group has increased its ability to raise necessary liquidity to manage the liability to asset mismatch. If necessary, the proceeds from the securitization could be used to payoff maturing liabilities.

Effect of Inflation

      During the three year period ended September 30, 1996, inflation has had a generally positive impact on the Consolidated Group's operations. This impact has primarily been indirect in that the level of inflation tends to impact interest rates on both the Consolidated Group's assets and liabilities. See "Interest Sensitive Income and Expense". However, both interest rate levels in general and the cost of the Consolidated Group's funds and the return on its investments are influenced by additional factors such as the level of economic activity and competitive or strategic product pricing issues. The net effect of the combined factors on the earnings of the Consolidated Group has been a slight improvement over the three year period in the positive spread between the rate of return on interest earning assets less the cost of interest paying liabilities. Inflation has not had a material effect on the Consolidated Group's operating expenses. Increases in operating expenses have resulted principally from increased product volumes or other business considerations.

      Revenues from real estate sold are influenced in part by inflation, as, historically, real estate values have fluctuated with the rate of inflation. However, management is unable to quantify the effect of inflation in this respect with any degree of accuracy.

New Accounting Rules

      In May, 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114) "Accounting by Creditors for Impairment of a Loan" was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. The Consolidated Group adopted this new standard on October 1, 1995. The adoption of SFAS No. 114 did not have a material effect on the consolidated financial statements. See Note 1 to the Consolidated Financial Statements.

      In March 1995, Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued. SFAS No. 121 requires certain long-lived assets, such as the Consolidated Group's real estate assets, be reviewed for impairment in value whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review, if expected future undiscounted cash flows from the use of the asset or the fair value, less selling costs, from the disposition of the asset is less than its carrying value, an impairment loss is to be recognized. The Consolidated Group is required to adopt this new standard on October 1, 1996. The Consolidated Group does not anticipate that the adoption of SFAS No. 121 will have a material effect on the consolidated financial statements.

      In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS 125 provides accounting and reporting standards based on a consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial asset when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not expect that the application of the provisions of SFAS 125 will have a material effect on the Company's financial condition, results of operations or cash flows.

Liquidity and Capital Resources

      The Consolidated Group's sources of liquidity are tied to its ability to renew, maintain or obtain existing and additional sources of cash. The Consolidated Group has successfully met these requirements during the past three years and has continued to invest funds generated by operations, financing activities, Receivables and investments.

      Cash provided from operating activities was $185.9 million in 1996, $40.8 million in 1995 and $46.0 million in 1994. Cash utilized by the Consolidated Group in its investing activities was $54.1 million in 1996, $43.6 million in 1995 and $106.8 million in 1994. Cash provided to the Consolidated Group from its financing activities was $3.3 million in 1996, $6.3 million in 1995 and $17.2 million in 1994. These cash flows have resulted in year end cash and cash equivalent balances of $167.9 million in 1996, $32.8 million in 1995 and $29.3 million in 1994. The increase in cash and cash equalivents of $137.1 million in 1996 over 1995 was almost entirely the result of the proceeds from the sale of securities, not owned of $132.7 million. These securities were sold "short" as an economic hedge to protect the profits in the Receivable securitization which closed in November 1996. In 1996, Receivable acquisitions of $382.1 million and $28.5 million in acquisition and costs associated with real estate held for sale and development were financed by proceeds from Receivable sales, securitizations and principal payments of $245.9 million, $55.5 million in proceeds from maturities and sales less purchases of investments and other cash proceeds of $53.2 million from operating activities. Proceeds from operating activities were primarily from net income of $8.0 million and $45.8 million from increases in life insurance and annuity reserves. At September 30, 1996, management considers its cash and cash equivalent funds combined with its other sources of funds to be adequate to finance any required debt retirements or planned asset additions.

      The State of Washington is responsible for regulating the total amount of debentures and preferred stock that Metropolitan can have outstanding. During 1994, 1995 and through September 30, 1996, Metropolitan was authorized to have no more than an aggregate total of approximately $202.3 million in outstanding debentures (including accrued and compound interest) and aggregate outstanding preferred stock (based on original sales price) of approximately $49.5 million. Outstanding preferred stock was limited to the amount outstanding as of June 30, 1996 ($49.0 million) plus reinvested dividends ($.5 million) after that date. See "BUSINESS-Regulation". At September 30, 1996, Metropolitan had total outstanding debentures of approximately $192.2 million and total outstanding preferred stock of approximately $49.5 million. These regulatory limitations did not cause the Company to incur any material adverse impact on liquidity during 1993 through 1996, however, the Company did forgo various investment opportunities which could have been made if able to be funded by the additional sales of debentures and preferred stock.

      During 1997, anticipated principal, interest and dividend payments on outstanding debentures, other debt payments and preferred stock distributions are expected to be approximately $97.5 million. During 1996, the principal portion of the payments  received  on the Consolidated Group's  Receivables  and proceeds from
sales of real estate and Receivables was $302.5 million. A decrease in the prepayment rate on these Receivables or the ability to sell or securitize Receivables would reduce future cash flows from Receivables and might adversely affect the Consolidated Group's ability to meet its principal, interest and dividend payments.

      The Consolidated Group expects to maintain high levels of liquidity in the foreseeable future by continuing its securities offerings, annuity sales and the sale and securitization of Receivables. At September 30, 1996, cash or cash equivalents were $168 million, or 13.1% of assets. Of the $168 million of cash and cash equivalents, approximately $131 million was restricted from general use by the Consolidated Group until such time as the obligation for securities sold, not owned, was satisfied. Including securities that are available for sale and excluding restricted cash equivalents, total liquidity was $75 million, $65 million and $118 million as of September 30, 1996, 1995 and 1994, respectively, or 5.9%, 6.0% and 11.1% of total assets, respectively.

       Access to new "capital markets" through Receivable securitizations has allowed the Consolidated Group to both increase liquidity and accelerate earnings through the gains recorded on the securitizations. The increased ability to raise liquidity will enable the Consolidated Group to accept certain asset/liability mismatches which have historically been beneficial to the Consolidated Group when they have been able to finance higher earning longer term assets with lower cost of funds associated with shorter term liabilities.

      For statutory purposes, Western United performs cash flow testing under seven different rate scenarios. The results of these tests are filed annually with the Insurance Commissioner of the State of Washington. At the end of calendar year 1995, the results of this cash flow testing process were satisfactory.

      Metropolitan alone generated approximately $20.8 million in cash from operations in 1996. Net cash of approximately $23.5 million was used in investing activities. Funds used included $32.2 million for the purchase of Receivables, $11.7 million for the purchase of investments and $17.2 million in additions to real estate held. An additional $16.3 million was used for investment in and advances to subsidiaries. Funds provided from investing activities included $24.3 from the sale of Receivables and $12.5 million of principal payments on such Receivables. Additional funds of $9.2 million from proceeds on sales of real estate and $9.1 million from the sale and maturities of investments were received. Net cash used in financing activities in 1996 of $8.4 million included $22.9 million repayment of debentures and $3.9 million in preferred dividend payments, which were offset by new debenture sales of $9.1 million, issuance of preferred stock, net of redemption, of $1.8 million.

      Metropolitan alone generated approximately $2.4 million in cash from operations in 1995. Net cash of approximately $3.9 million was used in investing activities. Funds used included $18.4 million, $12.1 million, and $12.5 million for the purchase of Receivables, investments, and additions to real estate held, respectively. An additional $9.6 million was used for investment in and advances to subsidiaries. Funds provided from investing activities included $34.9 million from the sale of Receivables collateralized by real estate and $5.1 million of principal payments on such Receivables. Additional funds of $1.9 million and $7.6 were provided from the sale of real estate and investments, respectively. Net cash of $8.0 million provided from financing activities in 1995 included $53.1 million in proceeds from the sale of debentures which was partially offset by $49.0 million in repayment of debentures. Additionally, $4.5 million was obtained from the issuance of preferred stock and $4.2 million was obtained in net borrowings while $4.5 million was distributed in cash dividends.

      Metropolitan alone generated approximately $1.8 million in cash from operations in 1994. Investing activities, which provided approximately $4.8 million, were primarily: (1) investments in and advances to subsidiaries which provided $6.3 million; (2) changes in investments and Receivables, which provided $4.0 million; less (3) capital expenditures and the net change in real estate held of $5.5 million. Cash used in financing activities of $11.0 million were primarily used for:
(1) net redemption of debenture bonds of $5.2 million; (2) repayment of borrowings from banks and others of $3.3 million;
(3) cash dividends of $3.5 million: which were offset by (4) net issuance of preferred stock less redemption and retirement of common stock of approximately $1.0 million. For 1994, Metropolitan had a decrease in cash and cash equivalents of approximately $4.4 million  resulting  in a year end balance of  approximately  $9.4 million.

      At September 30, 1996, Metropolitan had approximately $1.6 million in construction commitments associated with its real estate development projects. Additionally, Metropolitan had no knowledge of any environmental liabilities associated with any of its real estate asset investments. Metropolitan anticipates other capital expenditures in the normal course of business of up to $1.5 million including a new telephone system costing approximately $.6 million. Metropolitan anticipates funding these commitments through cash provided by operating activities or cash provided by financing activities including potential leasing contracts.

    The Company will be required to make further enhancements to its computer software operating systems to enable recognition of the new century. The program codes within the operating systems currently store only a two digit character for the year in which transactions occur. The modification of these program codes to store four digit years will occur in the near term. The Company expects that the costs of these modifications will not be material and all changes will be made by existing personnel during routine program maintenance. All expenses will be charged to operations as incurred.

      Management believes that cash flow generated from the Consolidated Group's operating activities and financing activities will be sufficient to conduct its business and meet its anticipated obligations as they mature during the next fiscal year. Included in the anticipated obligations for the Consolidated Group during the next fiscal year is the repayment of approximately $133 million in debt associated with the short sale of securities. With approximately $131 million in cash and cash equivalents at September 30, 1996 restricted from general corporate use and being held for the specific purpose of paying-off debt associated with the short sale of securities, the Consolidated Group expects no material effect on corporate liquidity from this obligation. Metropolitan has never defaulted on any of its obligations since its founding in 1953.

        Management's Discussion and Analysis of Financial
               Condition and Results of Operations

      For the Interim Periods Ended March 31, 1997 and 1996

Significant Transactions:

      In November 1996, Metropolitan Mortgage & Securities Co., Inc. (Metropolitan or the Company) and its subsidiary Western United Life Assurance Company (WULA) participated as two of the four co-sellers in a receivable securitization sponsored by
Metropolitan   Asset   Funding,  Inc.,  an  affiliated   company.
Approximately $126.7 million of receivables, with $115.5 million provided by Metropolitan and WULA, were sold in a securitization transaction with proceeds, after costs, of approximately $121.1 million, which $110.4 million was allocated to Metropolitan and
WULA.   With an amortized carrying value of approximately  $101.5
million   in   the   receivables  sold  in  the   securitization,
Metropolitan and WULA recorded approximately $8.9 million in pre-tax gains from their portion of the sale. Metropolitan Asset Funding, Inc. sold approximately $113.4 million in varying classes of mortgage pass-through certificates. In addition to the certificates sold to the public, approximately $13.3 million in support class certificates and residual class certificates were returned to the various co-sellers of the receivables included in the securitization. Metropolitan and WULA received
approximately   $101.6   million,   after   costs,    from    the
securitization   and   received   approximately   $12.0   million
(estimated  fair  value)  in support  class  and  residual  class
certificates.    As  an  economic  hedge  for   this   receivable
securitization sale, the Company had previously sold short approximately $128 million of U.S. Treasury securities of varying maturities. Concurrent with the completion of the securitization transaction, the Company purchased and delivered the borrowed securities. The Company lost approximately $2.5 million on this
short  sale,         but had made an approximate 8.9  million  on
the  securitization.  Therefore     from an economic  standpoint,
the  Company realized an approximate     net of      $6.4 million
in pre-tax gains on the securitization sale.

     On January 31, 1995, the Company concluded an agreement with Summit Securities, Inc. (Summit), whereby it sold Metropolitan Investment Securities, Inc. (MIS) to Summit, at a sale price of $288,950, which approximated the current book value of MIS at date of sale. On May 31, 1995, the Company concluded an agreement with Summit, whereby it sold Old Standard Life

Insurance Company (OSL) to Summit effective May 31, 1995, at a sale price of $2,722,000, which approximated the current book value of OSL at date of sale, with future contingency payments based on earnings of OSL. The sales price plus estimated future contingency payments approximates the actuarial appraised valuation of OSL. During the three months ended March 31, 1997, the Company received approximately $250,000 of contingent consideration from Summit.

      On February 21, 1997, WULA entered into a reinsurance agreement with OSL, whereby WULA agreed to reinsure 75% of certain single premium deferred annuity contracts. The amount of deferred annuity contracts coinsured with OSL totaled approximately $8.2 million at March 31, 1997.

Financial Condition and Liquidity:

      As of March 31, 1997, the Company had cash or cash equivalents of $20.1 million and liquid investments (trading or available-for-sale securities) of $76.0 million compared to $63.2 million in cash and cash equivalents and $56.7 million in liquid investments at December 31, 1996 and $35.2 million in cash and cash equivalents and $38.6 million in liquid investments at September 30, 1996. Management believes that cash, cash equivalents and liquidity provided by other investments are adequate to meet planned asset additions, debt retirements or other business operational requirements during the next twelve months. At March 31, 1997, total cash and investments, including restricted cash and held-to-maturity securities, were $218.9 million as compared to $332.7 million at September 30,
1996. During the six month period ended March 31, 1997, the Company used approximately $108.2 million in its operating activities including $132.7 million to close the previously described short sale of U.S. Treasury securities. Funds provided by investing activities of $144.7 million resulted primarily from changes in restricted cash of $132.7 million, sale proceeds and collections of receivables of $240.0 million, investment maturities of $11.1 million, real estate sales proceeds of $3.1 million and proceeds from investment securities of $1.3 million being offset by new receivable acquisitions of $185.3 million, purchase of investment securities of $46.1 million, addition to real estate held of $10.9 million and other capital expenditures of $1.1 million. Funds used in financing activities of $51.6 million, which included a $1.0 million net cash inflow from preferred stock sales less redemptions, were used primarily to payoff short-term borrowings of $25.5 million, finance a net cash outflow of $18.2 million in life and annuity products, finance a net cash outflow of $5.1 million in debenture bonds, repayments to banks and others of $2.0 million and payment of preferred stock dividends of $2.0 million.

     The receivable portfolio totaled $720.7 million at March 31, 1997 compared to $703.2 million December 31, 1996 and $758.4 million at September 30, 1996. During the six months ended March 31, 1997, the decrease primarily resulted from the acquisition of receivables totaling $185.3 million plus an additional $11.0 million  in  loans  to facilitate the sale of real  estate  being totally offset by principal collections on receivables of $67.8 million, reduction for the cost basis of receivables sold of $160.7 million and reductions due to foreclosed receivables of approximately $5.4 million.

     Real estate held for sale and development decreased to $82.2 million at March 31, 1997 from $84.2 million at December 31, 1996 and $84.3 million at September 30, 1996. For the six months ended March 31, 1997, real estate additions of $16.8 million, including $5.9 million of foreclosed receivables, which were offset by costs of real estate sold of $15.1 million, depreciation of $2.2 million and charge-offs to the allowance for losses of $1.5 million.

      Life insurance and annuity policy reserves increased $4.9 million during the six months ended March 31, 1997 to approximately $842.3 million from $837.4 million at September 30, 1996. This increase resulted from credited earnings of $23.2 million offset by a $18.2 million of cash outflow as receipts from sales of new life and annuity products of $36.3 million were exceeded by withdrawals of $54.5 million from existing policies. Net debenture bonds outstanding decreased by $8.7 million to $183.5 million at March 31, 1997 from $192.2 million at September 30, 1996. Net cash inflow from issuance less maturities of debentures was approximately $5.1 million plus an additional $3.6 million decrease in credited interest held. Additionally, the Company had cash flow, net of redemptions, of approximately $1.0 million from the sale of preferred stock and reinvestment of preferred stock dividends during the six months ended March 31, 1997. During the six month period ended March 31, 1997, the Company decreased the portion of its other debt payable represented by short term borrowings by $25.5 million to an approximate outstanding amount of $10.0 million on March 31, 1997.

     Total assets decreased by $149.9 million to $1,132.8 million at March 31, 1997 from $1,282.7 million at September 30, 1996.
At March 31, 1997, the Company had net unrealized losses on securities available-for-sale in the amount of $543,000 as compared to unrealized losses of $1.0 million at September 30, 1996. Net unrealized losses on securities available-for-sale is presented as a separate component of stockholders' equity.

Results of Operations:

      The Company recorded net income before preferred dividends for the six months ended March 31, 1997 of $5,001,000 compared to $1,437,000 in the prior year's period. Comparing the current year's six month period with the prior year's similar period, increases in gains from sales of receivables, increases in other fees and commission revenues, a reduction in the provision for losses on real estate assets and a reduction in commission expense were only partially offset by a reduction in the net interest spread, increased losses from the sale of real estate, increased losses from the sale of investment securities, increases in salaries, benefits and other operating expenses and related provision for income taxes.

      For the six month period ended March 31, 1997, the Company reported a positive spread on its interest sensitive assets and liabilities of $13.5 million as compared to $14.3 million in the prior year's period. The Company calculates its net interest spread by deducting the costs for insurance policy and annuity benefits and interest expense from insurance premiums and interest and earned discounts revenue. The reduction was primarily the result of a reduction in the receivable portfolio due to the securitization sale in November 1996. While there has been some contraction in portfolio investment earnings rates in the current year's period as new investment yields are slightly lower than previous investments, the Company has also experienced reduced renewal rates on some of its life and annuity policies. Currently, the Company continues to control life and annuity policy surrenders by maintaining current market credited rates. Normally, the Company's investment earnings rates are not as sensitive to market conditions as is its life and annuity policy rates and thus a sustained rise in interest rates could have a negative impact on its net interest spread as its liabilities reprice faster than its assets.

      During the six months ended March 31, 1997, the Company realized net losses from the sale of investments of $2.1 million compared to net gains of $24,000 in the prior year's period. The current period loss was primarily the result of a short sale of U.S. Treasury securities. The short sale was used by the Company as an economic hedge of its receivable securitization in November 1996. Additionally, in the current year's period, the Company realized gains of $11.5 million from the sale of approximately $160.7 million of receivable investments, while in the prior year, sales of approximately $17.2 million of receivable investments produced realized gains of $1.1 million. The Company realized losses of $1.0 million on sales of $14.2 million of real estate in the current year's period compared to net gains of $762,000 on sales of $23.3 million in the prior year. Significant in the current year compared to the prior year had been the result of the Company's timeshare sales at its resort in Hawaii. In the current year, the Company has recorded timeshare sales of approximately $7.0 million with losses of $1.6 million as compared to sales of $11.9 million and losses of $.7 million in the prior year. The Company expects future timeshare operations to improve as an off-site sales office has been closed which should reduce operating expenses and the Company's selling agent has replaced the project and sales managers. The Company anticipates that these changes will improve the results from timeshare operations in the future. It has been the policy of management to actively sell its real estate in order to return the investment to an earning asset. In addition to returning these assets to earning status, the Company has been able to reduce other operating expenses associated with its real estate, such as insurance, taxes, maintenance and amenities.

     In the six months ended March 31, 1997, the Company recorded other fees and commission revenues of $2.4 million as compared to $1.5 million in the prior year. The increase in the current year is primarily the result of net servicing revenues related to the receivable securitizations.

      In the six months ended March 31, 1997, the Company made provisions for losses on receivables and real estate assets of approximately $2.0 million as compared to $2.3 million in the prior year's period. The decreased provision in the current year is the result of the decrease in the receivable portfolio and the real estate asset portfolio. The Company has experienced a slight increase in receivable delinquency rates, however, a stable to improving real estate market has offset the effects of the delinquency rate increases.

      In comparing the three months ended March 31, 1997 with the prior year's similar period, net income was $1.1 million on revenues of $33.8 million as compared to net income of $1.1 million on revenues of $38.0 million. The reduction in revenues was primarily the result of a $5.4 million reduction in real estate sales, with sales of $7.3 million in 1997 as compared to $12.7 million in 1996, being partially offset by increased gains on the sale of receivables of approximately $661,000 and increased revenues from fees, commissions, service and other income of approximately $416,000.

      Net income for the comparative three months was almost identical as improvements from (1) an increased spread between interest sensitive income and interest sensitive expense, (2) an increase in overall gains from the sale of receivables and investments, and (3) an increase in fees, commissions and service income were totally offset by (1) increased losses on the sale of real estate, (2) an increase in the provision for loss on real estate assets, (3) a net increase in expenses, including salaries, commissions, operating expenses and deferred acquisition expenses.

      For the three months ended March 31, 1997, the net interest spread was $7.5 million compared to $7.4 million in the prior year's similar period. The increase of only $100,000 was primarily the result of the timing of the reinvestment of the proceeds from its November 1996 receivable securitization.

      During the three months ended March 31, 1997, the Company recorded gains on the sale of investments of $44,000 and $1.7 million on the sale of receivables. In the prior year, the Company recorded gains on the sale of investments of $21,000 and $761,000 on the sale of receivables. Receivable sales in 1997 were approximately $51 million as compared to $15 million in 1996.

      During the three months ended March 31, 1997, the Company generated approximately $1.2 million of fee revenues as compared to $761,000 in the prior year. The increase is primarily service fee income associated with the two securitizations which the Company participated in during May 1996 and November 1996.

      The Company realized losses of $400,000 on sales of $7.3 million of real estate in the current year's three month period as compared to gains of $600,000 on sales of $12.7 million of real estate in the prior year's period. The Company continues to actively sell its real estate in order to return the investment to an earning asset and reduce operating expenses associated with the holding of real estate. Included in the current year were approximately $800,000 in losses on sales of approximately $3.2 million in timeshare sales, while the prior year included losses of $600,000 on sales of $5.6 million.

      In conjunction with the Company's evaluation of its real estate assets, the Company provided for loss on these assets of $1.4 million in the current year's three month period as compared to $1.3 million in the prior year.

New Accounting Rules:

      In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS 125 provides accounting and reporting standards based on a consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company applied this new statement effective January 1, 1997, and it did not have a material effect on the Company's financial position, results of operations or cash flows.

       In February 1997, Statement of Financial Accounting Standards No.128 (SFAS 128), "Earnings per Share" was issued. SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and simplifies the existing standards. This standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods and requires restatement of all prior-period EPS data presented. The Company does not believe that the application of this standard will have a material effect on the presentation of its earnings per share disclosures.



                            BUSINESS

OVERVIEW

      Metropolitan was established in 1953. Through growth and acquisitions, it has developed into a diversified institution, with assets exceeding one billion dollars. Its subsidiaries include an annuity and life insurance company, Western United, and a Receivable servicer and loan originator, Metwest.

      The  Consolidated  Group's principal business  activity  is investing in Receivables. The Receivables primarily consist of real estate contracts and promissory notes collateralized by liens on real estate. The Consolidated Group predominantly invests in Receivables where the borrower or the collateral does not qualify for conventional financing. This market is commonly
referred  to  as  the non conventional or "B/C" market.   Because
borrowers in this market generally have blemished credit records, underwriting practices focus more strongly on the collateral value as the ultimate source for repayment. This contrasts to the conventional or "A" credit market which focuses on borrowers
with   stronger   credit   records.    See   "BUSINESS-Receivable
Investments.   In addition to investing in existing  Receivables,
the Consolidated Group began originating "B/C" loans during late fiscal 1996 through Metwest. See "BUSINESS-Receivable Investments-Loan

Originations". Metropolitan and its subsidiaries also acquire other types of Receivables, including but not limited to lottery prizes, structured settlements and annuities. See "BUSINESS-Receivable Investments-Lotteries, Structured Settlements & Annuities"

      All Receivables are purchased at prices calculated to provide a desired yield. Often, in order to obtain the desired yield, the Receivables will be purchased at a discount from their face amount, or at a discount from their present value. See "BUSINESS-Yield and Discount Considerations ". The Consolidated Group strives to achieve a positive spread between its investments and its cost of funds.

       In addition to the Consolidated Group's Receivable investments, Western United and to a lesser extent Metropolitan invest funds in securities which predominantly consist of investment grade corporate bonds, U.S. Treasury, and government agency obligations, mortgage backed securities, and other securities including security hedging investments, and the subordinate certificate and residual interests created out Receivable securitizations. See "BUSINESS-SECURITIES INVESTMENTS" & "BUSINESS-Receivable Sales and Securitizations."

       The Consolidated group has developed several funding sources. These sources include Receivable investment income; the issuance of annuity and life insurance policies; the sale of assets including sales through securitizations; the sale of debentures, and preferred stock; collateralized borrowing; the sale of real estate and securities portfolio earnings. See "BUSINESS-Method of Financing".

      Metropolitan also sells and develops real estate primarily as the result of repossessions of Receivables. In addition, Metropolitan is the developer of a timeshare resort, Lawai Beach Resort, located on Kauai, Hawaii. See "BUSINESS-REAL ESTATE DEVELOPMENT".

RECEIVABLE INVESTMENTS

Introduction

      Metropolitan has been investing in Receivables for its own account for over forty years. Metropolitan also provides

Receivable   acquisition  and  underwriting   services   to   its
subsidiary, Western United, and to Old Standard, Summit and Arizona Life. See "BUSINESS-Receivable Investments-Management & Acquisition Services" & "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS". The evaluation, underwriting, and closing is performed at Metropolitan's headquarters in Spokane, Washington. The following information describes the Consolidated Group's Receivable acquisition and underwriting procedures as of the date of this prospectus. These practices may be amended, supplemented and changed at any time at the discretion of the Consolidated Group.

     Types of Receivables:

     The Consolidated Group's Receivable acquisitions include two principal types of Receivables: 1)Receivables collateralized by real estate (both the acquisition of existing loans and the origination of loans), and 2)lotteries, structured settlements and annuities. The majority of the real estate Receivables are collateralized by first position liens on single family residences, including land with mobile homes, and condominiums. To a lesser extent, the Consolidated Group acquires Receivables collateralized by commercial real estate and undeveloped land. In addition, it acquires Receivables collateralized by second and lower lien positions.

     Secondary Mortgage Markets:

      The market for the acquisition of existing real estate Receivables is commonly referred to as the secondary mortgage market. The private secondary mortgage market consists of individual Receivables or small pools of Receivables which are held and sold by individual investors. These Receivables are typically the result of seller financed sales of real estate. The institutional secondary mortgage market consists of the sale and resale of Receivables which were originated or acquired by a financial institution and which are sold in groups, commonly called pools. The Consolidated Group acquires Receivables through both the private and the institutional secondary mortgage markets.

     Loan Originations:

       During   late   1996,  Metwest  began  originating   loans
collateralized   by   real   estate.   See   "BUSINESS-Receivable
Investments-loan originations".

     Receivable servicing and collections:

      Metwest performs all Receivable servicing and collections for itself, Metropolitan, Western United, the aforementioned affiliates and for others. See "BUSINESS-Receivable Investments-Servicing & Collection" & "CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS".

     Receivable Acquisition Volume:

     Metropolitan's Receivable acquisition activities (total activities for itself and for others), grew from approximately $142.5 million in 1994, and $259.8 million in 1995, to $382.1 million  in  1996.  During 1996, the average monthly  acquisition volume was approximately $31.8 million. At the same time, Metropolitan's median closing time has improved to 20 days in 1996, in comparison to 23 days in 1995, and 24 days in 1994. Management considers closing time to be an important factor in a seller's decision to sell a Receivable to Metropolitan.

Receivables Acquisitions: Sources, Strategies and Underwriting

     Metropolitan has developed marketing techniques and sources, and underwriting practices for each of the different types of Receivables. In general, the real estate Receivables acquired or originated by the Consolidated Group consist of non conventional, "B/C" credit loans. These types of Receivables possess characteristics which differ from the conventional lending market in that either the borrower or the property would not qualify for "A" credit grade lending. This type of lending requires that the lender focus not only on the borrowers' ability to pay, but also the quality of the collateral as the ultimate recourse in the event of the borrower's default.

Private Secondary Mortgage Market Sources

       Currently, the majority of the Consolidated Group's Receivables are acquired through the private secondary mortgage market. See "BUSINESS-Current Mix of Receivable Investment" This market principally consists of loans which were originated through the seller of a property financing the purchaser's acquisition.

Metropolitan's principal source for private market Receivables are independent brokers located throughout the United States. These independent brokers typically deal directly with private individuals or organizations who own and wish to sell a Receivable.

Private Market Acquisition Strategies

     Metropolitan's private secondary market acquisition strategy is designed to provide flexible structuring and pricing alternatives to the Receivable seller, and quick closing times. Metropolitan believes these are key factors to Metropolitan's ability to attract and purchase quality Receivables. In order to enhance its position in this market, Metropolitan is implementing the following acquisition strategies: 1)centralizing acquisition activities, 2) expanding the use of Metropolitan's Receivable submission software, BrokerNet, 3) designing and implementing flexible Receivable acquisition pricing options, 4) designing and implementing fast closing programs, and 5) designing and implementing broker incentive programs.

     1)   Centralization of acquisition activities:

       Currently, the Receivable brokers contact one of Metropolitan's branch offices to submit the Receivable for evaluation. During the first two quarters of fiscal 1997, Metropolitan plans to close all of its branch offices and in turn plans to expand the Receivable acquisition staff at its home office in Spokane Washington, which will be called the Contract Negotiation Center. This change is being made to decrease contract acquisition costs, as branch offices are no longer necessary for identification of appropriate contracts to acquire due to existing contracts with brokers; to increase the closing speed due to the ability to centralize the acquisition decisions, and to further decrease acquisitions costs through, the use of technological advances including the newly developed BrokerNet software.

     2) BrokerNet software:

      BrokerNet was developed by Metropolitan to enhance its position in the private secondary mortgage market, principally through streamlining submissions, underwriting and the closing process. It is a menu driven software program which assists brokers in preparing accurate and complete Receivable submissions. It is designed to meet Metropolitan's submission requirements. In addition, the program assists in analyzing the characteristics of the Receivable, and provides online purchase price quotes based upon the Receivable's characteristics and Metropolitan's yield requirements.

     This software was first available for online use by brokers in March 1996. Current plans for enhancing the software include: preparing the legal documents used to purchase a Receivable, providing internet compatibility, providing submission status tracking (expected to be available mid 1997), assist in monitoring the closing of a Receivable purchase and ultimately, transfer the Receivable data directly into the Receivable servicing and collection system.

     Currently, approximately 35% of the privately purchased Receivables are submitted to Metropolitan through BrokerNet. It is currently used by approximately 15% of the Metropolitan's brokers. Management believes that this system is more cost effective than paper submissions. Metropolitan plans to encourage broker use of BrokerNet through various financial incentive programs. The current goal is to have 50% of the brokers submitting through BrokerNet by the end of fiscal 1997.

     3)   Development of flexible sales options:

     Occasionally, a Receivable seller desires a flexible pricing structure, does not wish to sell the entire Receivable, or the purchase of the entire Receivable exceeds Metropolitan's investment to collateral value underwriting standards. In these circumstances, Metropolitan has developed several options. Currently, the principal options include 1)"partial" acquisitions, 2) multiple stage payouts, and 3) the short life yield programs.

      Partial purchases are purchases of the right to receive a portion of the Receivable's balance where the seller's right to the unsold portion of the Receivable is subordinated to the interest of Metropolitan or the company for which Metropolitan negotiated the purchase. Partials include the purchase of the next series of payments (an immediate partial), the purchase of future payments or a balloon payment (a reverse partial) or the purchase of a portion of each payment (a split). Partials generally result in a reduced level of investment and commensurate reduction in the risk to the purchaser than if the entire Receivable cash flow is purchased.

      The multiple stage payout and short yield life programs are pricing programs designed to satisfy variations in seller needs. The Multiple stage payout involves the payment of the Receivable purchase price through installment payments over time. The short life yield program is available for "A" credit quality Receivables collateralized by owner occupied single family residences. This program prices Metropolitan's yield requirement assuming that the loan will balloon with a full payoff in ten years.

     4) Development of faster closing programs:

     Metropolitan has developed several submission programs which are designed to reduce closing times. The principal program consists of the Fast Track submission program which requires that the broker obtain and submit a Receivable with a current appraisal, title policy, and all other documents and verifications required to analyze, evaluate and close the transaction. Metropolitan attempts to close all accepted Fast Track submissions within seven days.

     5) Broker Incentive Programs:

      In order to maintain strong professional ties with its independent brokers, Metropolitan held its first annual Broker's Convention during the summer of 1994. The second such convention is currently planned for late 1997. In addition, various bonus commission and incentive programs as well as streamlined Receivable submission procedures have been developed and continue to be developed in order to reduce closing times.

       Currently, the principal incentive programs are the wholesale pricing program and the Premier Broker Program. The wholesale pricing program requires that brokers pay the cost of the Receivable's title policy and appraisal. In return, Metropolitan reduces its yield requirement (currently by .25%). Through the Premier Broker program, Metropolitan pays volume brokers a bonus for every $250,000 in closed Receivable acquisitions. For Brokers whose volume exceeds one million annually, Metropolitan reduces its yield requirement (currently by .25%) for all future acquisitions from the qualifying premier broker. Both of these programs are designed to provide an incentive to the volume broker to submit their Receivable to Metropolitan. Volume brokers are often efficient in the Receivable packaging and submission, which can result in a lower acquisition processing cost.

     Private Secondary Mortgage Market Underwriting

      Because  Receivables  in the private market  are  generally seller financed transactions, these Receivables are typically subject to terms and conditions which were negotiated to satisfy the unique needs of the particular private buyer and seller. Therefore, the underwriting of these loans requires careful evaluation of the loan documentation and terms. Metropolitan's acquisition of these Receivables should be distinguished from the conventional mortgage lending business which involves standardized documentation and terms, substantial first-hand contact by lenders with each borrower and the ability to obtain an interior inspection appraisal prior to granting a loan. Management believes that the underwriting functions that are employed in its private secondary mortgage market acquisitions are as thorough as reasonably possible considering the characteristics of the Receivables, and considering the volume of Receivables submitted for review.

      When Metropolitan is offered a Receivable through the private secondary mortgage market, the Receivable information is transmitted to one of Metropolitan's contract buyers either through an online BrokerNet submission or a traditional paper submission. Paper submissions are input by the contract buyers into the BrokerNet system. The contract buyer makes an initial evaluation of the Receivable's characteristics to verify that it satisfies the requirements for the particular type of submission.

      If the Receivable appears acceptable, it is entered into Metropolitan's submissions tracking system, and forwarded to the demography department. The demography department uses a national computerized database to identify local trends in property values, personal income, population and other economic indicators.

      The Receivable is then forwarded to the Underwriting Committee. Metropolitan's underwriting team currently consists of six individuals with a combined experience of 90 years evaluating seller financed Receivables. Receivables of $100,000 or less are evaluated by individual underwriters. Loans exceeding that amount are reviewed by a committee of at least three underwriters.

Additionally, underwriters may obtain a team review of any Receivable.

       The underwriters evaluate the proposed investment to collateral value, the payor's credit and payment history, the interest rate, the demographics of the region where the collateral is located, and the potential for environmental risks. Currently, the ratio of the investment in a Receivable compared to the value of the property which collateralizes the Receivable generally does not exceed 70%-80% (depending upon acquiring company, collateral type and collateral quality) on Receivables collateralized by single family residences; 30-70% on Receivables collateralized by other types of improved property such as commercial property; and 55% on unimproved land. Management believes these collateral ratio requirements generally provide higher than conventional levels of collateral to protect the purchasing company's investment in the event of a default on a Receivable.

      Receivable investments which the Underwriting Committee identifies for legal review are referred to Metropolitan's in-house legal department which currently includes a staff of five attorneys. Receivables which exceed specified amounts are submitted to an additional special risk evaluation review. The investment amount which gives rise to special risk evaluation is dependent upon the type and quality of collateral, ranging from $250,000 for conventionally financable residential property to $100,000 for residential property which is not owner occupied, and $150,000 for Receivables collateralized by commercial property.

      Based upon Metropolitan's underwriting guidelines, the underwriters may approve the acquisition or change the terms of the acquisition, such as limiting the acquisition to a partial purchase in order to decrease the acquiring company's investment risk. If the terms are changed, the contract buyer is notified, who in turn contacts the broker to renegotiate the purchase terms. The underwriters may also approve the loan subject to certain closing criteria. If the broker and/or seller accepts the proposed transaction, a written agreement to purchase is executed, which is subject to Metropolitan's full underwriting requirements.

      Once the Receivable has been approved in principle, a current market valuation of the collateral is obtained in order to verify the investment to collateral value. These valuations can consist of 1)a valuation from a statistical valuation service, 2) an appraisal by a licensed independent appraiser or 3) an appraisal by one of Metropolitan's licensed staff appraisers.

      Statistical valuations are available in the majority of counties in the United States. They are based upon property characteristics and sales trends which can be analyzed through computer modeling. The cost of statistical valuations average approximately $35 and are available virtually instantly, compared to a cost of approximately $250 for standard appraisals and generally a one week processing time. Metropolitan began using statistical valuations in 1996. Metropolitan limits its use of statistical valuations to properties with low investment to value ratios and single family residential properties. Currently, Metropolitan is monitoring the quality of the statistical services through obtaining post closing traditional appraisals on a minimum of 10% of the acquisitions.

     When traditional appraisals are obtained, they are generally based on a drive-by inspection of the collateral and comparative sales analysis. The appraiser generally does not have access to the property for an interior inspection. Each statistical valuation and independent appraisal is also subject to review by a staff appraiser.

      The approved Receivable is provided to Metropolitan's closing department where the property title is evaluated, the legal documents are reviewed and the appraisal is reviewed. If the closer discovers any material discrepancies during the closing review, or if the Receivable does not satisfy any specified closing contingencies, then the Receivable is re-submitted to the underwriting committee for re-evaluation. Upon completion of the underwriting process and the closer's review, appropriate closing and transfer documents are executed by the seller and/or broker, transfer documents are recorded, and the transaction is funded.

     Institutional Secondary Mortgage Market Sources

       During fiscal 1996, approximately $73.6 million in Receivables were institutional acquisitions. These portfolios of real estate Receivables are acquired from banks, savings and loan organizations, the Resolution Trust Corporation and the Federal Deposit Insurance Corporation and other financial institutions.

      An institutional seller typically offers a loan pool for sale in order provide liquidity, to meet regulatory requirements, to liquidate assets, or other business reasons. Over the years, Metropolitan has built relationships with several brokers and lenders who provide a regular flow of potential acquisitions to the institutional secondary department. In addition, other brokers learn about Metropolitan through word of mouth and contact Metropolitan directly. Finally, some leads on loan pools are generated by cold calling lending institutions or brokers.

      These acquisitions are typically negotiated through direct contact with the portfolio departments at the various selling institutions, or acquired through bidding at an auction. The closing costs per loan for institutional acquisitions is generally lower than private secondary mortgage market acquisitions. However, the investment yield is also generally lower than yields available in the private market. During fiscal 1996, approximately 25% of the institutional purchases were acquired from FSB Mortgage Company (a subsidiary of Federal Savings Bank of Rogers, Arkansas).

     Institutional Secondary Mortgage Market Underwriting

      Receivables acquired through the institutional mortgage market differ from those acquired in the private market in that these Receivables were generally originated by a financial institution, applying standard underwriting practices and standardized documentation. Generally, the seller provides an initial summary of the pool which typically includes the pool balance, the number of loans, the weighted average interest rate, the weighted average maturity, weighted average loan-to-value ratio, delinquency status, collateral addresses, collateral types, and lien positions. Receivable pools are initially reviewed by the institutional secondary market staff who determine whether the pool yield and characteristics are within the current acquisition guidelines and yield requirements.

      The pool characteristics and yield are then reviewed by the Underwriting Committee. If approved by the Underwriting Committee, a letter of intent is executed and the institutional secondary marketing staff perform a due diligence review of the loan pool which generally includes: 1) review of the documentation in each individual loan file, 2) determination of the payment history and delinquency pattern of the loans, 3) determination of the individual and pool loan-to-value ratios, and maturity characteristics, and 4) determination of the economics and demography for the geographic area where the collateral is located. If the appraisal is over one year old, a new statistical valuation or traditional appraisal of the collateral is generally obtained. Any exceptions in the documentation or Receivable characteristics are noted during the due diligence review. A summary of exceptions, as determined from the due diligence, is provided to the seller to resolve prior to closing. If the exception(s) cannot be resolved, the corresponding loan(s) may be removed from the pool, the terms of the acquisition renegotiated, or the transaction canceled. Following completion of its due diligence, and acceptable resolution of any exceptions, a purchase and sale agreement is executed and the acquisition is funded and closed. Generally, these acquisitions are acquired with servicing released.

Loan Originations Sources

      During the last quarter of fiscal 1996, Metropolitan's subsidiary, Metwest, began originating residential loans and small commercial loans. The commercial lending focuses on loans of $1,500,000 or smaller. Metwest is currently licensed as a lender in twenty six states. Metwest plans to expand its activities throughout the United States during fiscal 1997. Metwest originates loans through licensed mortgage brokers who submit loan applications on behalf of the borrower. Before Metwest will enter into a broker agreement, the mortgage broker must demonstrate that it is properly licensed, experienced and knowledgeable in lending. The volume of Metwest's lending activities were immaterial to the Consolidated Group in 1996. Actual growth of this new venture cannot be predicted with certainty; however, it is currently projected that Metwest could originate as much as approximately $8-$10 million in residential loans per month by fiscal year end, which could amount to as much as approximately 30% of the Consolidated Group's Receivable investing by the end of fiscal 1997. Metwest's commercial lending activities are currently in the initial phases, and management is unable to predict with any level of certainty the volume of commercial loans which may be originated during fiscal 1997.

     Loan Originations Underwriting

      Loans originated by Metwest are underwritten applying criteria which include the following: evaluation of the borrower's credit, obtaining a current appraisal of the collateral, and obtaining title insurance. The borrower's credit determines the down payment and interest rate which Metwest will require. A lower credit rating would result in a higher required down payment and higher interest rate. Metwest will lend up to 90% of the collateral's value on "A" credit borrowers, which decreases to 70% for "D" credit borrowers. Unlike the Receivables purchased in the private secondary mortgage market, the loans originated by Metwest have standard documentation and terms. Currently, Metwest originates fixed rate loans. Residential loans up to $207,000 are evaluated by an individual loan underwriter. Loans in excess of $207,000 require the approval of two approved underwriters.

     Lotteries, Structured Settlements and Annuities Sources

      Metropolitan also negotiates the purchase of Receivables which are not collateralized by real estate, such as structured settlements, annuities and lottery prizes. The lottery prizes generally arise out of state operated lottery games which are typically paid in annual installments to the prize winner. The structured settlements generally arise out of the settlement of legal disputes where the prevailing party is awarded a sum of money, payable over a period of time, generally through the creation of an annuity. Other annuities generally consist of investments which cannot be cashed in directly with the issuing insurance company. Metropolitan's source for these investments is generally private brokers who specialize in these types of Receivables.

     Lottery, Structured Settlement and Annuity Underwriting

      In the case of structured settlement annuity purchases, the underwriting guidelines of Metropolitan generally include a review of the settlement agreement. In the case of all annuity purchases, Metropolitan's underwriting guidelines generally include a review of the annuity policy, related documents, the credit rating of the annuity seller, the credit rating of the annuity payor (generally an insurance company), and a review of other factors relevant to the risk of purchasing a particular annuity as deemed appropriate by management in each circumstance. Typically, Metropolitan limits its acquisition of structured settlements and annuities to the purchase of a maximum of the next seven year's payments.

      In the case of lottery prizes, the underwriting guidelines generally include a review of the documents providing proof of the prize, and a review of the credit rating of the insurance company, or other entity, making the lottery prize payments. Where the lottery prize is from a state run lottery, the underwriting guidelines generally include a confirmation with the respective lottery commission of the prize winner's right to sell the prize, and acknowledgment from the lottery commission of their receipt of notice of the sale. In many states, in order to sell a state lottery prize, the winner must obtain a court order permitting the sale. In those states, Metropolitan requires a certified copy of the court order.

Yield and Discount Considerations

      Metropolitan negotiates all Receivable acquisitions at prices calculated to provide a desired yield. Often this results in a purchase price less than the Receivable's unpaid balance, or less than its present value (assuming a fixed discount rate). The difference between the unpaid balance and the purchase price is the "discount". The amount of the discount will vary in any given transaction depending upon the purchasing company's yield requirements at the time of the purchase. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of Receivables and the risk of default by the Receivable payor. See "BUSINESS-Receivable Investments-Underwriting"

      For Receivables of all types, the discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method over the remaining contractual term of the Receivable. For Receivables which were acquired after September 30, 1992, these net purchase discounts are amortized on an individual basis using the level yield method over the remaining life of the Receivable. For those Receivables acquired before October 1, 1992, these net purchase discounts were pooled by the fiscal year of purchase and by similar contract types, and amortized on a pool basis using the level yield method over the expected remaining life of the pool. For these Receivables, the amortization period, which is approximately 78 months, is based on an estimated constant prepayment rate of 10-12 percent per year on scheduled payments, which is consistent with the Consolidated Group's prior experience with similar loans and the Consolidated Group's expectations.

     Management establishes the yield requirements for Receivable investments by assuming that all payments on the Receivables will be paid as scheduled.

      A greater effective yield can also be achieved through negotiating amendments to the Receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing in lieu of a required balloon payment or other adjustments in cases of delinquencies where the payor appears able to resolve the delinquency. As a result of these amendments, the cash flow may be maintained or accelerated, the latter of which increases the yield realized on a Receivable purchased at a discount.

Current Mix of Receivable Investment Holdings

      The Consolidated Group's investments in Receivables is concentrated in Receivables collateralized by first liens on single family residential property. Management believes that this concentration in residential real estate presents a lower credit risk than would a portfolio predominantly collateralized by commercial property or unimproved land, and that much of the risk in the portfolio is further dissipated by the large numbers of relatively small Receivables, the geographic dispersion of the collateral, and the collateral value to investment amount requirements.

       At the time of acquisition, the face value of all Receivables collateralized by real estate generally range in size from approximately $15,000 to $300,000. During fiscal 1996, the average Receivable balance at the time of acquisition by the Consolidated Group was approximately $52,000. See Note 2 to Consolidated Financial Statements.

      Management continually monitors economic and demographic conditions throughout the country in an effort to avoid a concentration of its real estate Receivables in those areas experiencing economic decline, which could result in higher than anticipated default rates and subsequent investment losses.

     The following charts present information on the Consolidated
Group's portfolio of outstanding Receivables as of September 30, 1996 regarding geographical distribution, type of real estate collateral and lien position:

PIE  CHARTS  SHOWING BREAKDOWNS OF RECEIVABLES BY TYPE,  SECURITY
POSITION  AND  PIE  CHART SHOWING BREAKDOWN OF  THE  CONSOLIDATED
GROUPS' ASSETS

1. This page contains three pie charts with the following headings and breakdowns in the charts:

   a.   Distribution of Receivable By Collateral Type  (September
30, 1996)

Residential    69%
Commercial     19%
Farms, land
Other          12%

  b.  Distribution of Receivables (collateralized by real estate)
By Security Position (September 30, 1996)

First Lien Position       99%
Second Lien or Lower
Position                   1%

c. Distribution of Assets

Cash and Cash
Equivalents                    3%
Investments                   21%
Receivables Collateralized
 by real estate               54%
Other Receivables (structured
 settlements, lotteries and
 annuities)                    4%
Real Estate Held               8%
Deferred Costs                 7%
Other                          3%

GRAPH SHOWING MAP OF THE UNITED STATES AND DISTRIBUTION OF RECEIVABL E INVESTMENTS BY STATE:

2. This graph contains a map of the United States and indicates the branch and headquarter offices and identifies the percent of distribution of the principal amount of Receivable investments (collateralized by real estate) as of September 30, 1996 by state, for the states with 1% or more invested.

     The following amounts are shown for the following states:

Washington   17.1%
Oregon        5.4%
California   10.3%
Arizona       8.4%
Idaho              2.5%
New Mexico         3.2%
Texas             11.3%
Colorado      1.1%
Michigan      2.1%
Georgia       1.6%
Florida       5.6%
New York      3.2%
Hawaii        4.8%
Minnesota     1.1%
Nevada        1.1%

  METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                      LOANS ON REAL ESTATE
                       September 30, 1996

Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the United States. At September 30, 1996, the Consolidated Group held first position liens associated with contracts and mortgage notes receivable with a  face  value  of approximately $675 million (99%) and  second  or
lower   position   liens   of  approximately   $6   million   (1%).
Approximately 23% of the face value of the Company's real estate contracts and mortgage notes receivable are collateralized by property located in the Pacific Northwest (Washington, Alaska, Idaho, Montana and Oregon), approximately 20% by property located
in   the   Pacific  Southwest  (California,  Arizona  and  Nevada),
approximately  10%  in  the  Southeast  (Florida,  Georgia,   North
Carolina and South Carolina) , approximately 10% in Atlantic Northeast (New York, Pennsylvania, New Jersey, Connecticut and
Maryland)  and  approximately  16%  by  property  located  in   the
Southwest (Texas and New Mexico). The face value of the real estate contracts and mortgage notes receivable range principally
from   $15,000   to  $300,000  with  52  receivables,   aggregating
approximately $29.4 million in excess of this range. No individual contract or note is in excess of 0.4% of the total carrying value of real estate contracts and mortgage notes receivables, and less than 3% of the contracts are subject to variable interest rates. Contractual interest rates principally range from 6% to 13% per annum with approximately 91% of the face value of these receivables within this range. The weighted average contractual interest rate on these receivables at September 30, 1996 is approximately 9.4%. Maturity dates range from 1996 to 2026.

                       Number of              Carrying     Delinquent   Non        Number of
Description            Receivable  Interest   Amount of    Principal    Accrual    Non Accrual
                       s           Rates      Receivables  Amount       Principal  Receivables
                                                                        Amount

RESIDENTIAL                        Principal
                                   ly
First Mortgage >            738       6%-13%   $108,873,69  $ 5,687,601          $         7
$100,000                                                 7               1,548,124
First Mortgage >          2,500       6%-13%   161,285,463    7,443,607         --        --
$50,000
First Mortgage <         13,568       6%-13%   261,018,755    9,129,035         --        --
$50,000
Second or Lower >             1         7.5%       243,213           --         --        --
$100,000
Second or Lower >             6       9%-10%       384,654           --         --        --
$50,000
Second or Lower <           358       6%-13%     3,487,974      191,504         --        --
$50,000
COMMERCIAL
First Mortgage >            248       6%-13%    52,072,095    1,248,896         --        --
$100,000
First Mortgage >            252       6%-13%    18,218,639      500,571         --        --
$50,000
First Mortgage <            447       6%-13%    11,837,475      107,111         --        --
$50,000
Second or Lower >             4     9%-10.5%     1,564,708           --         --        --
$100,000
Second or Lower>              3      8%-9.5%       204,917           --         --        --
$50,000
Second or Lower <             9       8%-11%       192,717           --         --        --
$50,000
FARM, LAND AND OTHER
First Mortgage >             67       8%-12%    14,551,734    1,101,876  1,101,876         2
$100,000
First Mortgage >            151       6%-13%     9,697,972      220,731         --        --
$50,000
First Mortgage <          2,178       6%-13%    36,929,717      841,020         --        --
$50,000
Second or Lower >             1          14%       100,000           --         --        --
$100,000
Second or Lower>              2       9%-10%       164,743           --         --        --
$50,000
Second or Lower <            40       9%-12%       349,674       28,048         --        --
$50,000

Unrealized discounts,
net of unamortized
acquisition costs, on
receivables purchased                          (38,607,376
at a discount                                            )

Accrued Interest                                 8,362,559
Receivables                                    -----------  -----------  ---------  --------
                                                        --            -         --        --
CARRYING VALUE                                 $650,933,33  $26,500,000  $2,642,00
                                                         0  ===========          0
                                               ===========               =========
                                                         =                       =


The contractual maturities of the aggregate amounts of Receivables (face amount) are as follows:


                           Residential     Commercial      Farm, Land,     Total
                           Principal       Principal       Other           Principal
                                                           Principal
                           ------------    --------------  --------------  --------------
                                           ------          ----            --
October 1996 - September     $ 43,589,264     $10,647,400     $10,083,453     $ 64,320,117
1999
October 1999 - September       50,673,223      10,160,940       8,005,953       68,840,116
2001
October 2001 - September       53,408,352       8,270,489       5,145,528       66,824,369
2003
October 2003 - September       62,945,018      15,076,814      10,890,593       88,912,425
2006
October 2006 - September      100,196,799      13,896,939      13,898,207      127,991,945
2011
October 2011 - September       72,017,732       7,719,548       6,273,944       86,011,224
2016
October 2016 - Thereafter     152,463,368      18,318,421       7,496,162      178,277,951
                              -----------      ----------      ----------      -----------
                             $535,293,756     $84,090,551     $61,793,840     $681,178,147
                             ============     ===========     ===========     ============


  METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                      LOANS ON REAL ESTATE
                       September 30, 1995
Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the United States. At September 30, 1995, the Consolidated Group held first position liens associated with contracts and mortgage notes receivable with a  face  value  of approximately $610 million (99%) and  second  or
lower   position   liens   of  approximately   $8   million   (1%).
Approximately 27% of the face value of the Company's real estate contracts and mortgage notes receivable are collateralized by property located in the Pacific Northwest (Washington, Alaska, Idaho, Montana and Oregon), approximately 20% by property located
in   the   Pacific  Southwest  (California,  Arizona  and  Nevada),
approximately 9% in the Southeast (Florida, Georgia, North Carolina and South Carolina) and approximately 15% by property located in the Southwest (Texas and New Mexico). The face value of the real estate contracts and mortgage notes receivable range principally
from   $15,000   to  $300,000  with  41  receivables,   aggregating
approximately $22.5 million in excess of this range. No individual contract or note is in excess of 0.3% of the total carrying value of real estate contracts and mortgage notes receivables, and less than 4% of the contracts are subject to variable interest rates. Contractual interest rates principally range from 7% to 14% per annum with approximately 93% of the face value of these receivables within this range. The weighted average contractual interest rate on these receivables at September 30, 1995 is approximately 9.6%. Maturity dates range from 1995 to 2025.


                       Number of   Interes  Maturity  Carrying     Delinquen Non        Number of
Description            Receivable  t Rates  Dates     Amount of    t         Accrual    Non
                       s                              Receivables  Principal Principal  Accrual
                                                                   Amount    Amount     Receivable
                                                                                        s
RESIDENTIAL                        Principally
First Mortgage >            582      7%-14%    1995-            $  $2,842,17   $ 642,384      3
$100,000                                        2025   87,229,481          8
First Mortgage >          2,032      7%-14%    1995-  136,531,451  3,675,440          --     --
$50,000                                         2025
First Mortgage <         13,770      7%-14%    1995-  279,102,436  7,619,058          --     --
$50,000                                         2025
Second or Lower >             3      7%-11%    2005-      686,087    339,801          --     --
$100,000                                        2018
Second or Lower >            11      8%-12%    2002-      672,012    166,846          --     --
$50,000                                         2017
Second or Lower <           313      7%-14%    1995-    4,123,093     73,302          --     --
$50,000                                         2025
COMMERCIAL
First Mortgage >            175      7%-14%    1995-   35,889,341    741,083          --     --
$100,000                                        2025
First Mortgage >            194      7%-14%    1995-   13,948,069    295,408          --     --
$50,000                                         2025
First Mortgage <            354      7%-14%    1995-    8,967,314    131,197          --     --
$50,000                                         2025
Second or Lower >             3       7%-9%    2010-      852,197         --          --     --
$100,000                                        2025
Second or Lower>              4       8%-9%    2000-      281,043         --          --     --
$50,000                                         2016
Second or Lower <             5      8%-10%    1997-       63,809         --          --     --
$50,000                                         2000
FARM, LAND AND OTHER
First Mortgage >             54      7%-10%    1995-   12,173,717  1,026,615     226,116      1
$100,000                                        2025
First Mortgage >            104      8%-11%    1995-    6,865,287         --          --     --
$50,000                                         2025
First Mortgage <          1,948      7%-14%    1995-   29,093,311    554,713          --     --
$50,000                                         2025
Second or Lower >             1          6%     2009      336,544         --          --     --
$100,000
Second or Lower>              2       7%-9%    2005-      153,066         --          --     --
$50,000                                         2020
Second or Lower <            53      9%-12%    1996-      544,695     34,359          --     --
$50,000                                         2022

Unrealized discounts,
net of unamortized
acquisition costs, on
receivables purchased                                 (37,354,378         --          --     --
at a discount                                                   )

Accrued Interest
Receivables                                             7,335,039         --         --      --
                                                      -----------  ---------   --------  ------
CARRYING VALUE                                        $587,493,61  $17,500,0   $868,500
                                                                4         00   ========
                                                      ===========  =========
                                                                =          =



        The   following   tables   present   certain   statistical   information
about   the   Consolidated   Group's  Receivable  investment   activity   during
the three fiscal years ended September 30, 1996.

                                                 Year Ended or at September 30
                                                     -----------------
------------
                                                       1996
1995      1994
                                                     --------------
---------------
                                                           (Dollars
in thousands)
DISCOUNTED REAL ESTATE RECEIVABLES
PURCHASED DURING PERIOD
         Number.....................                             4,969
4,130         2,906
    Average  Face  Amount........                      $      52      $
45      $     52
                                                    -------      ------
-        -------
       Face     Amount...............                          $256,486
$187,305     $150,709
   Unrealized Discounts, Net of
         Acquisition    Costs.......                           (24,718)
(15,338)      (21,186)
   Underlying Obligations
         Assumed    (1).............                            (3,634)
(527)         (191)
                                                   --------     -------
-      --------
                                                               $228,134
$171,440                                $129,332
                                                               ========
========                                ========
DISCOUNTED REAL ESTATE RECEIVABLES
   OUTSTANDING AT END OF PERIOD
    Number.....................                       13,358       13,4
36         13,994
                                                   --------     -------
-      --------
       Face     Amount................                         $548,538
$505,441     $502,314
   Unrealized Discounts, Net
   of Unamortized Acquisition
         Costs...................                              (38,607)
(37,354)      (46,989)
                                                   --------    --------
--------
       Net     Balance................                         $509,931
$468,087      $455,325
                                                               ========
========                                ========
TOTAL REAL ESTATE RECEIVABLES
   OUTSTANDING AT END OF PERIOD (2)
         Number.....................                             20,573
19,608        18,820
                                                   --------     -------
-      --------
   Face Amount Discounted
           Receivables.............                            $548,538
$505,441      $502,314
   Face Amount Non-Discounted
           Receivables............                              132,641
112,072       104,011
                                                   --------     -------
-      --------
      Total    Outstanding    Receivables                       681,179
617,513       606,325

   Unrealized Discounts, Net of
        Unamortized    Acquisition   Costs                     (38,607)
(37,354)      (46,989)
      Accrued    Interest   Receivable                            8,361
7,335         7,920
                                                    --------    -------
-       --------
       Net     Balance................                         $650,933
$587,494      $567,256
                                                               ========
========      ========
Average Net Balance per
   Receivable (Excluding
       Accrued    Interest)                                       $31.2
$29.6                                      $29.7



Average Annual Yield on
    Discounted Receivables (3)                           11.9%      12.
8%          13.6%

  (1) Consisting of pre-existing first lien position contracts or mortgages which remain when the Consolidated Group invests in second lien position Receivables.

(2) Approximately 19% of the portfolio at September 30, 1996, 18% of the portfolio at September 30, 1995 and 17% of the portfolio at September 30, 1994 represented financing for resales of repossessed properties and other non-discounted Receivables.

(3) Yield on Receivables represent gross interest and earned discount revenues, net of amortized acquisition costs, prior to any overhead allocation and losses recorded following foreclosure. The reasons for changes in yield are (i) fluctuations in the rate of actual prepayments; (ii) securitization and sale of Receivables;
(iii) the changing mix of Receivable purchases between those originated from Metropolitan's network of offices and those purchased in bulk; (iv) the amortization of the existing portfolio; and (v) the amount of discount on Receivables purchased.

      At September 30, 1996, the average contractual interest rate on Receivables collateralized by real estate (weighted by principal balances) was approximately 9.4%.

Servicing and Collection Procedures, and Delinquency Experience

      The servicing and collection of Receivables of all types owned by the Consolidated Group is performed by Metwest. Metwest also services the Receivables of Summit, Old Standard, and Arizona Life, and the Receivables sold through securitizations. Metwest uses a flexible computer software program, Sanchez, to monitor and service the Receivables. The Consolidated Group considers consistent and timely collection activity to be critical to successful servicing and minimization of foreclosure losses, for its predominantly "B/C" Receivables portfolio.

       Fees for providing servicing and collection services to Metropolitan and Western United had no impact on the results of operations of the Consolidated Group. Fees for providing servicing and collection services to Summit, Old Standard and Arizona Life were approximately $290,000 during 1996. These charges to parties outside the Consolidated Group provide income to the Consolidated Group.

      The principal amount of Receivables collateralized by real estate, held by the Consolidated Group (as a percentage of the total outstanding principal amount of Receivables) which was in arrears for more than ninety days at the end of the following fiscal years was:

          1996  ---  3.9%
          1995  ---  2.8%
          1994  ---  3.1%


      The real estate collateralized Receivables purchased by the Consolidated Group are predominantly "B/C" credit Receivables. Accordingly, higher delinquency rates are expected which Management believes are generally offset by the value of the underlying collateral. In addition, the Consolidated Group maintains an allowance for losses on delinquent real estate Receivables as described below. As a result, management believes losses from resales of repossessed properties are generally lower than might otherwise be expected given the delinquency rates. In addition, the Consolidated Group is compensated for the risk associated with delinquencies through Receivable yields that are greater than typically available through the conventional, "A", credit lending markets.

      When a Receivable becomes delinquent, the payor is initially contacted by letter approximately seven days after the delinquency date. If the delinquency is not cured, the payor is contacted by telephone (generally on the 17th day following the payment due date). If the default is still not cured (generally within three to six days after the initial call), additional collection activity, including further written correspondence and further telephone contact, is pursued. If these collection procedures are unsuccessful, the account is referred to a committee who analyzes the basis for default, the economics of the Receivable and the potential for environmental risks. When appropriate, a Phase I environmental study is obtained prior to foreclosure. Based upon this analysis, the Receivable is considered for a workout arrangement, further collection activity, or foreclosure of any property providing collateral for the Receivable. Collection activity may also involve the initiation of legal proceedings against the Receivable obligor. Legal proceedings, when necessary, are generally initiated within approximately ninety days after the initial default. If accounts are reinstated prior to completion of the legal action, then attorney fees, costs, expenses and late charges are generally collected from the payor, or added to the Receivable balance, as a condition of reinstatement.

Allowance for Losses on Real Estate Assets

      The Consolidated Group establishes an allowance for expected losses on real estate assets (both Receivables and repossessed real estate). This allowance is based upon a statistical valuation or traditional appraisal of the Consolidated Group's real estate holdings for each delinquent Receivable having a principal balance greater than $100,000. In addition, the Consolidated Group calculates an allowance for losses on delinquent Receivables having a principal balance below the $100,000 threshold based upon its historical loss experience. The Consolidated Group reviews the results of its resales of repossessed real estate, both before and after year end, to identify any market trends and to document the Group's historical experience on such sales. The Consolidated Group adjusts its allowance for losses requirement as appropriate, based upon such observed trends in delinquencies and resales.

      The Consolidated Group's current real estate valuation policy requires annual statistical valuations or traditional appraisals on real estate and delinquent Receivables when their values exceed a threshold equal to 1/2% of total assets of the Consolidated Group or, in the case of the insurance subsidiary, 5% of statutory capital and surplus. Biannual appraisals are required for all other real estate holdings where an investment exceeds $50,000.

     The following table outlines the Consolidated Group's changes in the allowance for losses on real estate assets:

                                   1996            1995           1994
Beginning Balance             $ 8,116,065     $9,108,383    $10,598,491
Provisions                      6,360,072      4,174,644      5,533,193
Charge-Offs                    (4,283,553)    (5,166,962)    (7,023,301)
                               ----------     ----------     ----------
Ending Balance                $10,192,584     $8,116,065    $ 9,108,383
                               ==========    ==========      ==========
Percentage of Ending
Balance of Allowances
to Outstanding
Real Estate Assets                    1.4%           1.2%           1.4%
                                     ====           ====           ====
Ratio of Net Charge-Offs
to Average Real Estate
Assets Outstanding
During the Period                     0.6%           0.8%            1.1%


                                     ====           ====             ====

Repossessions

      In the course of its Receivable investment activity, the Consolidated Group acquires various parcels of real estate as a result of foreclosures and/or voluntary repossessions. It is the Consolidated Group's general policy to attempt to resell such properties at the earliest possible time following its acquisition. Improvements are made to certain properties for the purposes of preservation or restoration to maximize the resale price. The marketing status of all properties is reviewed at least monthly by a committee which includes both sales personnel and management.

     The carrying value of a repossessed property is determined as of the date of repossession of the property and is based on a statistical valuation, an appraisal by a licensed independent appraiser or by one of Metropolitan's licensed staff appraisers either at the time the Receivable was purchased or at the time the property was repossessed in accordance with the Consolidated Group's appraisal policy. In addition, a new appraisal is obtained not less frequently than every two years on all real estate holdings previously valued at $50,000 or more. Internal valuation reviews on all repossessed properties are performed at least annually based on management's knowledge of market conditions and comparable property sales.


      The following table presents specific information about the
Consolidated Group's repossessed properties with carrying  values of  $100,000 or more which were held at September 30, 1996 and/or
September  30,  1995.  The carrying values of certain  properties
may   reflect  additional  costs  incurred,  such  as  taxes  and improvements, when such costs  are estimated to be recoverable in the sale of the repossessed property.
                          Carrying       Carrying              Market
Year of    Gross
Property Type/               Value         Value                Value
Fore-    Monthly
State Location              9/30/95       9/30/96             9/30/96
closure    Income



26.73 Commercial Acres  $  252,875     $  238,036           $  238,036
1983 (1)
Farm/Ranch 1,927 Acres,
   Washington              285,690        285,690              329,500
1988 (2) $3,879
50,000 sq. Ft Commercial
       Building,    Washington       850,000              Sold      A
1989
34     Acres,     Washington               3,071,006        3,145,113
3,350,000      1991 (3)
Land, California           225,360        225,360               250,400
1994
K-5 Grade School,
   California              202,500        202,500               225,000
1994
House, California          117,000         90,000               100,000
1994
Duplex,    New    Jersey            103,500               Sold      B
1994
House,     California              103,500               Sold       C
1994
House,     New    Jersey             121,500              Sold      D
1995
House,     Michigan                116,100               Sold       E
1995
House,     New    York               138,600              Sold      F
1995
House,     New    York               189,000              Sold      G
1995
House,     California              162,000               Sold       H
1995
House,     California              127,800               Sold       I
1995
House,     Arizona                  146,700               Sold      J
1995
House,     California              256,500               Sold       K
1995
House, California          130,500        110,700               123,000
1995
House, Connecticut         187,200        114,750               127,500
1995
House,     Washington              135,900               Sold       L
1995
House,     New    York               140,400              Sold      M
1995
14 Unit Apartment
  Bldg., Washington                       108,000              120,000
1996
House, Maryland                           108,000              120,000
1996
Condo, California                         137,105              152,339
1996
Multi Unit Professional
  Bldg., New Jersey                      162,000               180,000
1996
House, California                        261,000               290,000
1996
House, Washington                        126,000               140,000
1996
House, Washington                        115,885               128,761
1996
House, Florida                             120,706               134,118           1996


House, New York                          100,800               112,000
1996
House, California                        113,207               125,786
1996
House, Massachusetts                      124,200               138,000
1996
                           ----------  ----------           ----------
------
                           $7,063,631 $5,889,052            $6,384,440
$3,879
                           ========== ==========            ==========
======
The sales prices of the referenced properties were as follows:


$930,000    A
  55,000    B
  90,000    C
 120,000    D
 122,500    E
 120,000    F
 210,000    G
 180,000    H
 105,000    I
 163,000    J
 270,000    K
 115,000    L
 135,000    M
---------
$2,615,500

The following are descriptions of the marketing status of all properties listed above which were acquired by the Consolidated Group prior to fiscal 1993:

(1) Located in Pasco, Washington, the commercial property is in the area of a planned freeway interchange.

(2) Located in Grant County, Washington. A portion of the property is currently leased. Approximately 940 acres of the property is in the federal government's Crop Reduction Program.

(3)  See discussion regarding "Renton" in "Real Estate Development-Other
Development Properties".

      For further information regarding the Consolidated Group's activity in properties held for development, See "REAL ESTATE
DEVELOPMENT".

Management & Receivable Acquisition Services

     Metropolitan provides management, and Receivable acquisition services for a fee to its subsidiaries and to Summit, Old Standard and Arizona Life. The Receivable acquisition fees are based upon a yield requirement established by the purchasing company. Metropolitan collects as its fee, the difference between the yield requirement and the yield which Metropolitan actually negotiates.

      In the case of Western United, beginning in 1994, the yield requirement established by Western United is guaranteed by Metropolitan, and an intercompany reserve is established to support the guarantee. Because of the guarantee, and the corresponding decrease in risk, Western United's stated yield requirement is relatively lower than the other companies. The reserve established in 1996 on purchases of $327.6 million, including origination expenses, net of purchase discount was $12.54 million. Metropolitan remains liable to Western United for any losses in excess of the reserve. While this charge has the effect of reducing the Receivable yield of the insurance subsidiary, there is a corresponding positive effect on Metropolitan. With the elimination of these intercompany guarantees and yield adjustments in consolidation, the yields recognized by the Consolidated Group are the same as though there were no guarantee or yield adjustments.

      The acquisition fees are amortized into Metropolitan's income, over the same period and in the same amount as they are amortized into expenses by the insurance subsidiary. During 1996, 1995 and 1994, Metropolitan charged Western United fees of approximately $29.4 million, $14.6 million and $12.8 million, respectively. The 1996, 1995 and 1994 charge was before loss reserves of $12.54 million, $6.95 million and $4.75 million, respectively. Underwriting fees charged to Summit, Old Standard and Arizona Life are recognized as revenues when the related fees are charged to those companies. During 1996, Metropolitan charged Summit, Old Standard and Arizona Life fees of $310,000, $1,032,000 and $22,000, respectively. The service agreements with Western United has no effect upon the consolidated financial results of the Consolidated Group. The service agreement with companies outside the Consolidated Group, including Summit, Old Standard and Arizona Life provided fee income to Metropolitan. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"

Receivable Sales

      The Consolidated Group sells pools of Receivables when it considers it profitable to do so. Such sales generally occur through one of two methods: (1) securitization or (2) direct sales. Management believes that the sale of Receivables provides a number of benefits including allowing the Consolidated Group to diversify its funding base, provide liquidity and lower its cost of funds. In addition to providing liquidity and profits, the sale of Receivables is a source of cash which can be reinvested into additional Receivables. The sale of Receivables allows the Consolidated Group to continue to expand its investing activities without increasing its asset size.

       During May 1996, Metropolitan and Western United participated with Old Standard and Summit as sellers in the securitization of approximately $ 122.9 million in Receivables collateralized by real estate, principally consisting of seller financed first lien residential Receivables. The second such securitization of approximately $ 126.7 million of first lien residential and commercial real estate lien Receivables, of which approximately 54% were seller financed Receivables, occurred in November 1996. Currently, it is proposed that the next securitization of Receivables collateralized by real estate will not occur until the second half of fiscal 1997. The Consolidated Group is also evaluating the market, economic and legal implications of selling its non real estate Receivables through securitizations. There can be no assurance that such securitizations will be pursued, or if pursued, that they will be profitable.

     Generally, a securitization involves the transfer of certain specified Receivables to a single purpose trust. The trust issues certificates which represent an undivided ownership interest in the Receivables transferred to the trust. The certificates consist of different classes, which include classes of senior certificates, and a residual interest and may also include intermediate classes of subordinated certificates. The rights of the senior certificate holders can be enhanced through several methods which include subordination of the rights of the subordinate certificate holders to receive distributions, or the establishment of a reserve fund. In connection with securitizations, the senior certificates are sold to investors, generally institutional investors. The companies which sold their Receivables to the trust receive a cash payment representing their respective interest in the sales price for the senior certificates and any subordinate certificates sold. The selling companies receive an interest in any unsold subordinate certificates, and also typically receive an interest in the residual interest. Such interests are generally apportioned based upon the respective companies contribution of Receivables to the pool of Receivables sold to the trust.

     In the typical securitization structure, the Receivable payments are distributed first to the senior certificates, next to the subordinated certificates, if any, and last to the residual  interests.  As a result, the residual interest  is  the interest first affected by any loss due to the failure of the Receivables to pay as scheduled. The holders of the residual interest values such interest on their respective financial statements based upon certain assumptions regarding the anticipated losses and prepayments. To the extent actual prepayments and losses are greater or less than the assumptions, the companies holding the residual interests will experience a loss or gain.

      In the securitizations which occurred in May and November 1996, the rights of the senior certificate holders were enhanced through subordinating the rights of subordinate certificate holders to receive distributions with respect to the mortgage loans to such rights of senior certificate holders. The selling companies retained their respective residual interests. At September 30, 1996, the residual interests held by the Consolidated Group for the May 1996 securitization aggregated approximately $3.6 million. At the close of the November 1996, securitization the Consolidated Group held residual interests aggregating approximately $7.1 million.

       In addition to sales through securitizations, the Consolidated Group sells pools of Receivables directly to purchasers. These sales are typically without recourse, except that for a period of time the selling company is generally required to repurchase or replace any Receivables which do not conform to the representations and warranties made at the time of sale. During 1996, the Consolidated Group sold portfolios of real estate Receivables through securitizations with proceeds of approximately $108.4 million, and gains of $8.6 million. During that same period, the Consolidated Group sold other Receivables with proceeds of approximately $73.8 million and gains of $4.1 million.

LIFE INSURANCE AND ANNUITY OPERATIONS

Introduction

      The Consolidated Group raises the majority of its new funds through its insurance subsidiary, Western United. Western United was incorporated in Washington State in 1963. Since 1979, the assets of the Western United have grown from $600,000 to over $1.1 billion and the number of policyholders and annuitants have increased from 200 to about 45,000. Based on its assets, Western United ranks sixth in size among the life insurance companies domiciled in the State of Washington.

      Western United markets its annuity and life insurance products through approximately 1,400 independent sales representatives under contract. These representatives may also sell life insurance and/or annuity products for other companies. Western United is licensed as an insurer in the states of Alaska, Arizona, Hawaii, Idaho, Montana, Nebraska, Nevada, North Dakota, Oregon, South Dakota, Texas, Utah, Washington, and Wyoming.
During 1995, the most recent year for which statistical information is available, Western United's annuity market share was 5.8% (ranking it third in production) in the six states in which approximately 81% of its annuity business was produced:
Washington, Oregon, Idaho, Montana, North Dakota and Utah.

      Management intends to expand the operations of Western United into other states as opportunities arise, which may include the acquisition of other existing insurance companies. Western United currently has insurance license applications pending in the states of Kansas, Minnesota, New Mexico, Oklahoma and Wisconsin. The application process generally extends over several years. Accordingly, Western United does not presently anticipate expanding its sales into these markets during fiscal 1997.

      Metropolitan provides management and Receivable acquisition services for a fee to Western United. See "BUSINESS-RECEIVABLE
INVESTMENTS-Management & Receivable Acquisition Services".

      Western United may invest up to 65% of its statutory assets in real estate related Receivables. The balance of Western United's investments are principally invested in corporate and government securities, but may be invested into a variety of other areas as permitted by applicable insurance regulations. See "BUSINESS-Securities Investments" and "BUSINESS-Regulation".

       Generally, loans which are acquired through the institutional secondary mortgage market qualify as "mortgage related securities" pursuant to the Secondary Mortgage Market Enhancement Act (SMMEA). SMMEA generally provides that qualifying loans may be acquired to the same extent that obligations of which are issued by or guaranteed as to principal and interest by the United States Government, its agencies and instrumentalities can be acquired. As a result, Western United can acquire qualifying Receivables in amounts which exceed the above referenced 65% limitation. Such acquisitions are also exempt from other state insurance regulations including loan to value and appraisal regulations.

Annuities

      Western United has actively marketed single and flexible premium deferred annuities since 1980. During the past three years, over 97% of premiums for Western United were derived from annuity sales. Management believes that annuity balances have continued to grow due to market acceptance of the products (due largely to a competitive rate and a reputation for superior service), and changes in tax laws that removed the attractiveness of competing tax-advantaged products. Western United is currently developing several new annuity product types. One of new products is an equity indexed annuity. The interest which is credited on this product will vary as a selected equity index (currently expected to be the S & P 500) performs. This product type is designed to meet the needs of investors who are reluctant to make a long term fixed interest annuity investment during the current economic period of relatively lower interest rates.

      Western United's annuities also qualify for use as either Individual Retirement Annuities, Simplified Employee Pensions, Qualified Corporate Pension Plans or Tax-Sheltered Annuities for teachers and certain other nonprofit organizations' retirement plans. Under these qualified plans, the interest is tax deferred and the principal contributions, within limits specifically established by the Internal Revenue Service, are tax deductible during the accumulation period. These annuities are subject to income tax only upon actual receipt of proceeds, usually at retirement when an individual's tax rate is anticipated to be lower.

     Western United prices its new products and renewals in order to achieve a spread between its available Receivable investments, while considering current annuity market rates of interest and competitive pressures. Flexible and single premium annuities are offered with surrender periods varying from one year to ten years.

      At  September  30, 1996, deferred policy acquisition  costs were approximately 8.1% of life and annuity reserves. Since surrender charges typically do not exceed 9%, increasing termination rates may have an adverse impact on the insurance subsidiary earnings, requiring faster amortization of these costs. Management believes that this potentially adverse impact is mitigated by higher annuity interest spreads, which are estimated to be about 250 basis points in future years. This spread analysis, net of management fees paid to Metropolitan, is shown in the following table, which applies to the results of Western United during the past three calendar years, based on insurance regulatory report filings:

                                 1995            1994           1993
Three Year

Average
                                 --------         ---------       ---------
----------
Net Investment
Earnings  Rate                    8.30%            8.49%            9.11%
8.63%

Average Credited
Interest  Rate                    6.06%            5.59%            6.38%
6.01%

Spread                             2.24%            2.90%             2.73%
2.62%

      During 1996, 1995 and 1994, amortization of deferred policy acquisition  costs  was  $9.1 million,  $10.3  million  and  $7.0 million, respectively. All calculations have been reviewed by an independent actuary.

     Annuity lapse rates are calculated by dividing cash outflows related to benefits and payments by average annuity reserves. For the calendar years 1995, 1994 and 1993, lapse rates were 18.9%, 21.5%, and 15.3%, respectively. Based upon results for the nine months ended September 30, 1996, lapse rates were 16.6%.

Life Insurance

      Approximately 1.8% of Western United's statutory premiums are derived from the sale of interest sensitive whole life insurance and term life insurance policies. As of September 30, 1996, the face amount of life insurance policies written and outstanding, totaled $295,692,000, net of amounts ceded to reinsurers. As with annuities, gross profits are determined by the difference between interest rates credited on outstanding policies and interest earned on investment of premiums. In addition, profitability is affected by mortality experience (i.e. the frequency of claims resulting from deaths of policyholders). Although Western United's mortality rates to date have been substantially lower than expected, higher credited interest rates and higher issuing expenses combined with low volume have resulted in lower profits than those experienced with its annuity products.

      The following table sets forth certain key financial information regarding the Company's insurance subsidiaries. The information includes Western United for all periods and Old Standard through May 31, 1995, the date on which it was sold.

                                             Year Ended at September 30,
                                                          ----------------
-----------
                                                     1996             1995
1994
                                                   --------         --------
--------
                                                             (Dollars in
thousands)
Insurance In Force
        Individual   Life                               $     354,371
$373,573       $398,837
     Less Ceded to other
        Companies                                   (58,679)         (62,906)
(69,311)
                                                 ----------        -------
-        --------
                                                      $       295,692
$310,667       $326,526
                                                           ==========
========       ========
Life Insurance Premiums                          $    3,355         $
3,365       $  3,346
Less Ceded Premiums                                    (355)            (365)
(388)
                                                 ----------         ------
--       --------


Net Life Insurance Premiums                      $    3,000         $
3,000       $  2,958
                                                           ==========
========       ========
Net Investment Income                            $   65,561         $
64,970       $ 65,944
                                                           ==========
========       ========
Benefits, Claim Losses and
     Settlement Expenses                         $   48,301         $
45,484       $ 41,919
                                                           ==========
========       ========
Deferred Policy Acquisition
     Costs                                       $   71,933         $
71,131       $ 71,075
                                                 ==========         ========
========
Reserves for Future Policy
     Benefits, Losses,
     Claims and Loss Expenses                    $  837,366         $781,716
$744,645
                                                 ==========         ========
========
Total Assets                                     $1,128,237         $922,556
$924,822
                                                 ==========         ========
========
Capital and Surplus                              $   81,606         $ 78,827
$ 77,142
                                                 ==========         ========
========




   The life insurance subsidiaries of the Consolidated Group are required to file statutory financial statements with state insurance regulatory authorities in their states of domicile. Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles
(GAAP). A reconciliation of GAAP net income to statutory net income for the years ended September 30, 1996, 1995 and 1994, respectively, is as follows:

                                  1996        1995       1994
[S]                            [C]         [C]        [C]
Net Income - GAAP
                               $3,076,252  $2,717,89  $8,449,317
                                           3
Adjustments to reconcile:
  Deferred policy acquisition
costs                          (774,906)   (807,667)  85,324
   State  insurance  guaranty
fund                           257,686     105,753    (313,660)
    Annuity   reserves    and
benefits                       (304,688)   (5,759,00  218,975
                                           9)
   Capital  gains   and   IMR
amortization                   336,258     3,790,892  (4,132,940
                                                      )
 Allowance for losses
                               3,046,274   1,923,161  4,368,159
 Federal income taxes
                               1,587,522   1,154,586  3,930,215
 Other
                               (39)        (458,943)  (61,320)
                                ---------   --------    --------
                               -           --         --
Total                                                 $12,544,07
                               $7,224,359  $2,666,66  0
                                           6          ==========
                               ==========             =
                                           =========
                                           =

Reinsurance

      Reinsurance is the practice whereby an insurance company enters into agreements (termed "treaties") with other insurance companies in order to assign some of its insured risk, for which a premium is paid, while retaining the remaining risk. Although reinsurance treaties provide a contractual basis for shifting a portion of the insured risk to other insurers, the primary liability for payment of claims remains with the original insurer. Most life insurers obtain reinsurance on a portion of their risks in the ordinary course of business. The amount of mortality risk that a company is willing to retain is based primarily on considerations of the amount of insurance it has in force and upon its ability to sustain unusual mortality fluctuations.

Annuity Reinsurance

      Western United has negotiated a reinsurance agreement with Old Standard whereby 75% of the risk on six different annuity products will be reinsured through Old Standard. It is presently anticipated that this will result in reinsurance of approximately five million in premiums per month. This procedure will allow Western United to continue its market presence and relationship with its insurance agents, while moderating its rate of growth. The agreement is pending regulatory approval and is expected be become effective during January 1997.

Life Policy Reinsurance

      Western United reinsured $58,679,000 of life insurance risk at September 30, 1996 which equaled all risk in excess of
$100,000 on each whole life policy and all risk in excess of $50,000 on each term life policy. Life insurance in force at that time was $354,371,000. Western United is a party to seventeen separate reinsurance treaties with seven reinsurance companies, the largest treaty (with Lincoln National Life
Insurance Company) providing, at September 30, 1996, approximately $30,652,000 of reinsurance coverage. The majority of the remaining coverage is with Business Mens Assurance Company of America and Phoenix Home Life Mutual Insurance Company. Total reinsurance premiums paid by Western United during the fiscal year ended September 30, 1996 were $354,830.

Reserves

      Western United's reserves for both annuities and life insurance are actuarially determined and prescribed by its state of domicile and other states in which it does business through laws which are designed to protect annuity contract owners and policy owners. Western United utilizes the services of a consulting actuary to review the amount of these reserves for compliance with state law. These reserves are amounts which, at certain assumed rates, are calculated to be sufficient to meet Western United's future obligations under annuity contacts and life insurance policies currently in force. At September 30, 1996 such reserves were $837,366,000. Reserves are recalculated each year to reflect amounts of reinsurance in force, issue ages of new policy holders, duration of policies and variations in policy terms. Since such reserves are based on actuarial assumptions, no representation is made that ultimate liability will not exceed these reserves.

SECURITIES INVESTMENTS

     At September 30, 1996, 1995 and 1994, 94.3%, 96.8% and 99.3%
of the Consolidated Group's securities investments were held by Western United.

      The following table outlines the nature and carrying value of securities investments held by Western United at September 30, 1996:

                                            Available        Held  To
Total
                                            For Sale      Maturity
                                           Portfolio       Portfolio
                                           ----------      --------      -
-------  --------
                                            (Dollars in Thousands)

Total  Amount                                $   31,209      $122,768
$153,997   100.0%
                                             ==========      ========
========   ======
%Invested in:
       Fixed  Income                          $   31,205     $122,768
$153,973   100.0%
       Equities                                       4            --
4    0.0%
                                            ----------     --------      -
-------   ------


                                             $    31,209     $122,768
$153,977   100.0%
                                             ==========      ========
========   ======
% Fixed Income:
       Taxable                                $   31,205     $122,768
$153,973   100.0%
       Non-taxable                                    -             -
-     0.0%
                                            ----------     --------      -
-------   ------
                                             $    31,205     $122,768
$153,973   100.0%
                                             ==========      ========
========   ======
% Taxable:
      Government/
      Agency                                $    8,480      $ 58,025     $
66,505    43.2%
       Corporate                                 22,725        64,743
87,468    56.8%
                                            ----------      --------     -
-------   ------
                                             $   31,205      $122,768
$153,973   100.0%
                                             ==========      ========
========    =====
% Corporate Bonds:
          AAA   $                                  709      $ 39,700     $
40,409    46.2%
           AA                                     1,989         4,030
6,019     6.9%
           A                                     13,817         7,494
21,311    24.4%
           BBB                                    1,925           997
2,922     3.3%
           Below Investment Grade                 4,285        12,522
16,807    19.2%
                                            ----------      --------     -
-------   ------
                                            $   22,725      $ 64,743     $
87,468   100.0%
                                             ==========      ========
========   ======
% Corporate:
      Mortgage-backed                       $    4,285      $ 44,688     $
48,973    56.0%
       Asset-backed                                  --         3,009
3,009     3.4%
         Finance                                      8,560           9,543
18,103    20.7%
       Industrial                                  6,913          2,514
9,427    10.8%
       Utility                                    2,967         4,989
7,956     9.1%
                                              ----------     --------
--------    -----
                                            $   22,725      $ 64,743     $
87,468    100.0%
                                             ==========      ========
========    ======

      Investments of Western United are subject to the direction and control of an investment committee appointed by its Board of Directors. All such investments must comply with applicable state insurance laws and regulations. See "BUSINESS-Regulation". Western United's securities investments are principally in investment grade corporate, government agency, or direct government obligations, in order to substantially limit the credit risk in the portfolio.

      Metropolitan is authorized by its Board of Directors to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio or potential trading situations. In both cases, the futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset. Securities are also sold "short" (the sale of securities which are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of hedging interest rate risk, to benefit from an anticipated movement in the financial markets. At September 30, 1996 there were seven open short sale positions with a carrying value of $132,652,000.

     During the twelve month period ended September 30, 1995, the consolidated group engaged in hedging activities to protect a portion of its held-to-maturity securities portfolio from a potential increase in interest rates. The portfolio being protected by the hedge position generally improved in value due to a decrease in interest rates while the position in financial futures contracts declined in value by approximately $1.6 million. This loss is being amortized using the interest method over the remaining life of the securities which were being covered by the financial futures position, a term of approximately eight years. There were no significant hedging transactions 1994.

      The Consolidated Group purchases collateralized mortgage obligations (CMO's) for its investment portfolio. Such purchases have been limited to tranches that perform in concert with the underlying mortgages, i.e., improving in value with falling interest rates and declining in value with rising interest rates. The Consolidated Group has not invested in "derivative products" that have been structured to perform in a way that magnifies the normal impact of changes in interest rates or in a way dissimilar to the movement in value of the underlying securities. At September 30, 1996, the Consolidated Group was not a party to any derivative financial instruments.

      At September 30, 1996, 1995 and 1994, amounts in the available for sale portfolio on a consolidated basis were $38.6 million, $31.8 million, and $89.1 million, respectively. The available for sale portfolio had net unrealized losses of approximately $946,000 at September 30, 1996, $423,000 at September 30, 1995 and $3,351,000 at September 30, 1994,
respectively. In the held to maturity portfolio, net unrealized losses were approximately $5,548,000 at September 30, 1996, $6,010,000 at September 30, 1995, and $15,440,000 at September
30,

1994,   respectively.   See  Note  8  to  Consolidated  Financial
Statements.

METHOD OF FINANCING

      The Consolidated Group finances its business operations and growth with the proceeds of Receivable cash flows, the sale of life insurance and annuity products, the sale and securitization of Receivables, the sale of debentures and preferred stock, collateralized borrowing, sale of real estate and securities portfolio earnings. Metropolitan engages in a substantially continuous public offering of debt securities (debentures) and preferred stock. Western United markets life insurance policies and annuities. See "BUSINESS-Life Insurance and Annuities"

      The following table presents information about the debt securities issued by the Consolidated Group:

                                                                As of
September 30
                                                      1996          1995
1994
                                                   --------        -------
-        -------
                                                             (Dollars in
Thousands)
Principal Amount
     Outstanding                                   $163,034        $176,815
$172,666

Compound and Accrued
     Interest                                        29,140          24,497
26,711
                                                   --------       ---------
--------
TOTAL                                              $192,174        $201,312
$199,377
                                                   ========       =========
========
Weighted Average
     Interest Rate                                     8.18%           8.24%
8.43%
                                                   ========       =========
========
Range of Interest
     Rates                                          5% - 11%        5% - 11%
5% - 11%
                                                   ========       =========
========

      Substantially all of the debt securities outstanding at September 30, 1996 will mature during the five-year period ending September 30, 2001. Management expects to fund net retirements of debentures maturing during that period with cash flow generated by Receivable investments, sales of real estate and issuances  of  securities.  During the year ended  September  30,
1996,
approximately 30% of Metropolitan's debentures were reinvested at maturity. Principal payments received from the Consolidated Group's Receivable portfolio and proceeds from sales of real estate and Receivables were as follows for the periods indicated:

      Fiscal 1996:   $296,425,000
      Fiscal 1995:   $197,069,000
      Fiscal 1994:   $134,010,000

      Proceeds of preferred stock issuances less redemptions were $1,765,000 in 1996, $4,250,000 in 1995 and $1,274,000 in 1994.
The liquidation preference of outstanding preferred stock at September 30, 1996 was $49,496,000. Preferred shareholders are entitled to monthly distributions at a variable rate based on U.S. Treasury obligations. The average monthly distribution rate during fiscal 1996 was 7.91%. Preferred stock distributions paid by Metropolitan were $3,868,000 in 1996, $4,038,000 in 1995 and
$3,423,000,  in  1994.  See Note 1 to the Consolidated  Financial
Statements.

      The following table summarizes Metropolitan's anticipated annual cash principal and interest obligations on debentures, other debt payable and anticipated annual cash dividend requirements on preferred stock for the indicated periods based on outstanding debt and securities at September 30, 1996, assuming no reinvestments of maturing debentures:

                                          Debenture             Other
Preferred
Fiscal Year Ending                    Bonds          Debt            Stock
September 30,                                       Payable        Dividends
Total
------------------                 ----------    -----------       -------
----    ---------
                                                     (In Thousands of
Dollars)

        1997                              $   50,030          $37,023
$4,207        $ 91,260
         1998                                52,163               710
4,207          57,080
         1999                                41,335               242
4,207          45,784
         2000                                40,408               137
4,207          44,752
         2001                                 5,877               187
4,207          10,271
                                     -------        -------         -------        --------
                                         $189,813             $38,299
$21,035        $249,147
                                          =======             =======
=======        ========

      In addition to these contractual cash flow requirements, a certain amount of the insurance subsidiary's annuities may reprice annually which could cause termination of such annuities subject to a surrender charge. See "MANAGEMENT'S DISCUSSION AND ANALYSIS-Asset Liability Management". Management believes that cash flows will remain adequate during the next year to satisfy all obligations Metropolitan owes to holders of its securities.

REAL ESTATE DEVELOPMENT

                       Lawai Beach Resort

Description

      Metropolitan is the owner and developer of Lawai Beach Resort on the island of Kauai, Hawaii. Metropolitan also owns other condominium units adjoining the resort and another subsidiary, the Southshore Corporation, owns a restaurant operating company.

      Lawai Beach Resort is located on 8.7 acres of deeded ocean-front property on the south shore of Kauai near the area known as Poipu Beach. It consists of three four-story buildings containing a total of 170 residential condominium units. Related amenities include swimming pools, tennis courts, a 180 car parking garage, modern exercise facilities and a sewage treatment plant. Construction costs were financed entirely with Metropolitan's internally generated funds and the property remains unencumbered by external debt. Metropolitan's total investment (carrying value) in Lawai Beach Resort as of September 30, 1996 was $17,636,000.

      Additional properties, all of which adjoin the Lawai Beach Resort, include 11 condominium units in the Prince Kuhio Condominiums with an aggregate carrying value of $1,059,000, a four-plex condominium timeshare building with 4 weekly intervals remaining and a carrying value of approximately $21,000; and a restaurant site with a carrying value (land and building) of approximately $3,826,000 as of September 30, 1996. The restaurant is currently operated by Pacific Cafe. The restaurant rental income was $69,000 in fiscal 1996.

Marketing

      Metropolitan engaged an affiliate of the Shell Group, Chicago, Illinois, Shell-Lawai ("Shell"), to provide management services and sell timeshare units at Lawai Beach. In 1994, timeshare sales totaled approximately $17.6 million for monthly average sales of approximately $1.5 million. In 1995, timeshare sales totaled approximately $23.1 million for monthly average sales of over $1.9 million. In 1996, timeshare sales totaled approximately $22.8 million for monthly average sales of $1.9 million. Management believes that sales decreased in 1996 due to increased competition, principally due to the addition of several new time share resorts within the Poipu area of Kauai. Although there can be no assurance that sales will continue at the present pace, if the present pace does continue, the remaining timeshares units would be completely sold by approximately early 1998.

Additional Information

     The tables below set forth additional historical information about the timeshare sales and revenue of Lawai Beach Resort. It is Metropolitan's intention to sell the timeshares at favorable prices in order to convert the inventory into cash or other interest earning assets.

                                                    FOR THE YEARS
ENDED
                                                        SEPTEMBER
30,
                                 --------------------------------
--------------
                                            1996                    1995
1994
                                    -------------        -------------
-------------
TIMESHARE SALES
   Number  of  Sales                         1,441                1,485
1,500
   Amount  of  Sales                   $22,799,107          $23,120,888
$17,642,544
   Costs                               (8,051,102)          (7,353,510)
(7,171,159)
   Expenses                           (15,480,230)         (14,996,260)
(10,737,591)
                                      ------------            -----------
-----------
   Profit(Loss)                       $  (732,225)         $    771,118
$  (266,206)
                                     ============           ===========
===========
WHOLE-UNIT CONDOMINIUM
SALES
   Number  of  Units                              -                    1
-
   Amount  of Sales                             -          $    500,000
-
   Costs                                         -             (321,855)
-
   Expenses                                     -               (1,787)
-
                                     ------------           -----------
-----------
   Operating  Profit                           --          $    176,358
--
                                      ============           ===========
===========

Receivable Financing

      Most  purchasers of timeshare weeks at Lawai  Beach  Resort finance a portion of the purchase price through Metropolitan, subject to approved credit. As of September 30, 1996, Metropolitan's outstanding Lawai Beach Resort timeshare Receivables balance was approximately $36.4 million. The loan delinquency rate (based on the principal balances of loans more than ninety days in arrears) on that date was approximately 4.6%.

                       Skier's Edge Resort

      Metropolitan, owns approximately 376 timeshare use periods at Skier's Edge, a timeshare condominium located near
Breckenridge, Colorado, together with approximately eighteen acres of undeveloped land adjoining the resort. The carrying value at September 30, 1996 was $972,500. The total timeshare use periods in the project were approximately 1,200 at September 30, 1996.

Unsold timeshares, while being held for sale, are included in a rental pool operated by the resort owner's association. Net rental revenue was $6,629 in 1996, $21,956 in 1995 and $31,454 in fiscal 1994. The market value of the property is estimated at $1,100,000 at September 30, 1996 based upon Metropolitan's review of the assessed valuation of the property for tax purposes and an analysis of prior timeshare sales.

                  Other Development Properties

      In addition to the resort properties described above, Metropolitan, is engaged in the development of various other properties. These development properties were generally acquired in the ordinary course of Metropolitan's business, generally through repossessions. In addition, Metropolitan may acquire property for development. These acquisitions may include properties adjoining one already owned in order to enhance the value of the original parcel, or the acquisition of properties unrelated to existing holdings. The development or improvement of properties is undertaken for the purposes of enhancing values, to increase salability and to maximize profit potential.

      Substantially all of the Development activity is  performed for Metropolitan by Summit Property Development, a subsidiary  of
Summit.    During   1996,  Metropolitan  paid   Summit   Property
Development fees of approximately $2.0 million.

        Significant development properties, sales activities for 1996 and plans for 1997 are described below. There can be no assurance that Metropolitan will be successful in its 1997 development and sales plans and Metropolitan may modify its plans at its sole discretion.

* The MeadowWood Properties
      Located just east of Spokane, Washington near Liberty Lake, this land was acquired by Metropolitan between 1989 and 1991 primarily utilizing repossessed properties held for sale as consideration. During fiscal 1996, the property included one residential development parcel and two business parcels, each of which is described more fully below. The area where these parcels are located includes residential, commercial and industrial properties including a business park.

      MeadowWood  Business Park Phase I:  This site consisted  of
24.7 acres. The sale of the last property in this phase was "Madsen Court". This property consisted of a 46,351 square foot commercial building which was built and leased by Metropolitan and sold for $3,350,000 in March 1996.

      MeadowWood Business Park Phase II: This phase of the business park includes 9.86 acres owned and 62.1 acres under option by Metropolitan at $10,500 per acre. A preliminary binding site plan for Meadowwood Business Park - Phase II has been approved by the County of Spokane. It is currently planned to finalize engineering and proceed with the development of a portion of this property during 1997. At September 30, 1996, Metropolitan's carrying value in the property was $3,641,261.

      MeadowWood Residential:  This residential parcel, The Glen, consisted  of  37 acres of which 32 acres were sold  in  February
1996   for  $755,000.   At  September  30,  1996,  Metropolitan's
carrying value for the remaining five acres was $80,571.

* The Summit Property
     This property consists of approximately 88 acres in downtown Spokane adjacent to the central business district and is located along the north bank of the Spokane River. It contains several parcels which were purchased between 1982 and 1996. The property is zoned for mixed use from medium density residential to office and retail. A final Environmental Impact Statement on the proposed project was published in 1993. The master plan and Shoreline Substantial Development Use Permit were approved by the City of Spokane in 1995. There are several warehouse buildings located on the property, which are vacant and slated for demolition in 1997. At September 30, 1996, the carrying value of the property was $11,553,466.

* Airway Business Centre
      As of September 30, 1996, this property includes a 110 acre portion of an original tract of 440 acres which was purchased in 1979. It is located in the City of Airway Heights, Washington, approximately ten miles west of Spokane. The property is zoned commercial/industrial and fronts a four-lane highway. Phase I of the business park has a binding site plan, recorded in 1993, for thirteen lots on 47 acres. Two lots sold in 1996 for $63,000 and

$225,000.   At  September  30,  1996,  the  carrying  value   was
$2,047,828.  The site was appraised at $2,800,000 as of September
30, 1996.

* Airway Heights Residential
      This site is 33 acres located adjacent to Airway Business Centre in the City of Airway Heights. This property is zoned residential and has a carrying value at September 30, 1996 of $135,267. During 1995, Metropolitan sold an option to purchase the property. The purchase price of the property escalates at 7% annually from a base price of $250,000. The option must be exercised in part by 1997 and in full by 1999.

* Spokane Valley Plaza
       The  property  is  located  near  the  Sullivan  Road  and
Interstate 90 freeway interchange just east of Spokane and consists of 33 acres of commercially zoned land. County approval for a 348,000 square foot shopping center was received in 1991. The property was acquired in 1990 using repossessed property as consideration. During 1996, Metropolitan sold a 12.65 acre portion of this parcel to Wal-Mart for $2,798,351. As part of the consideration for the sale, Metropolitan entered into a codevelopment agreement to develop on-site infrastructure at a cost to Metropolitan of approximately $900,000. At September 30, 1996, the carrying value was $7,380,000. The appraised value is $7,580,000 .

* Broadmoor Park (Pasco)
      This property, acquired through repossession in 1988, consists of 368 acres of land, at a freeway interchange in Pasco, Washington. The property was zoned in 1994 for mixed residential and commercial use. Water and sewer have been extended to the property. Access to the property has been improved by construction of a new interior road.

     Broadmoor Factory Outlet Mall: The Broadmoor Factory Outlet Mall is 24.5 acres located on the north side of the freeway. The Mall is 107,000 square feet, and over 81% leased as of September 30, 1996. The carrying value of the property as of September 30, 1996 is $10,525,471. The appraised value was $13,325,000 as of
December 15, 1995. Lease payments from the initial tenants commenced August, 1995. The mall generated approximately $24,000 of rental income in fiscal 1995 and approximately $695,000 during fiscal 1996.

      Broadmoor Park General: The remaining 344 acres is platted for development as a business park; hotels, motels, fast food restaurants, gas stations, a variety of stores; land for development of both single and multi-family residential housing; and civic uses. Two parcels were sold during fiscal 1996 for $569,765. The carrying value as of September 30, 1996 is $3,195,813. The appraised value was $10,800,000 as of September 30, 1996. The appraised value of substantially unimproved land is subject to a number of assumptions. Actual results may differ substantially from such appraisals.

* Puyallup
      This property is approximately 20 acres of land zoned for commercial and multi-family development in Puyallup, Pierce County, Washington and is located adjacent to a major shopping
area.    Sewer  capacity  issues  are  currently  impacting   the
marketability of this property. At September 30, 1996, the carrying value was $1,448,929. Its appraised value was $1,740,000 as of September 30, 1996.

* Everett
      This  property  is  a  98 acre parcel  of  industrial-zoned property located adjacent to Boeing's Paine Field plant at Everett, Washington. Studies of utility services, access requirements and environmental issues are ongoing as are discussions with several parties to sell and/or jointly develop the property. At September 30, 1996, the carrying value in the property was $4,908,806. The appraised value is $7,635,000 as of September 30, 1996. The appraised value of unimproved land is subject to a number of assumptions. Actual results may differ substantially from such appraisals.

* Renton
       This property is approximately 35 acres. It is characterized by heavily vegetated terrain and is zoned residential. The City of Renton has annexed and rezoned the property increasing its density from just over 100 residential units to over 200 residential units. At September 30, 1996, the carrying value in the property was $3,145,113. The appraised value was $3,425,000 as of September 30, 1996.

       Risks associated with holding these properties for development include possible adverse changes in zoning and land use regulations and local economic changes each of which could preclude development or resale. Because most of the properties are located in Washington State, which is currently experiencing relatively stable economic conditions, a regional economic downturn could have a material negative impact on Metropolitan's ability to timely develop and sell a significant portion of them.

      The appraised value of substantially unimproved land is subject to a number of assumptions. Actual sales results may differ substantially from such appraisals. There can be no assurance that the sales prices as indicated by the appraisals will be realized.

   The total development property sales were $9,535,068 during fiscal 1996.

      The following table presents additional information about the Consolidated Group's investments in and sales of real estate held for sale and development:


                                            Year Ended or at September 30,
                                             -----------------------------
REAL ESTATE HELD FOR                         1996        1995       1994
SALE AND DEVELOPMENT                       ---------   ----------  -------
                                                 (Dollars in Thousands)
     Investment Property Held For
       Sale and Development                $48,175     $53,101    $37,729
     Real Estate Acquired in
       Satisfaction of Debt and
       Foreclosures in Process              36,158       38,00   4 39,037
                                          --------    --------   --------
     Net Balance                           $84,333     $91,105    $76,766
                                          ========    ========   ========
SUMMARY OF CHANGES
     Balance at Beginning of Year          $91,105     $76,766    $76,269
     Additions and Improvements:
       Condominiums                         18,795      26,276     19,563
       Repossessed & Development
         Real Estate                        21,392      24,644     19,950
       Transfer from Fixed and Other
         Assets                                 --       1,599        259
       Depreciation                         (3,048)     (1,731)      (778)
     Cost of Real Estate Sold:
       Condominium Units                   (23,531)    (22,674)   (17,909)
       Real Estate                         (20,380)    (13,775)   (20,588)
                                          --------     -------   --------
     Balance at End of Year                $84,333     $91,105    $76,766
                                          ========     =======   ========
GAIN (LOSS) ON SALE OF REAL ESTATE
     Condominiums:
       Sales                               $22,799      23,621   $17,643
       Unit Costs                           (8,051)     (7,676)   (7,171)
       Associated Selling Costs            (15,480)    (14,998)  (10,738)
                                          --------     -------  --------
     Condominium - Gain (Loss)                (732)        947      (266)
                                          --------     -------  --------
     Real Estate:
       Sales                                22,849      15,767     22,381
       Equity Basis                        (20,380)    (13,775)   (20,588)
                                          --------     -------   --------
       Real Estate - Gain                    2,469       1,992      1,793
                                          --------     -------   --------


       Total Gain on Sale of Real Estate   $ 1,737     $ 2,939    $ 1,527
                                          ========     =======   ========

COMPETITION

       The Consolidated Group competes with other financial institutions including various real estate financing firms, real estate brokers, banks and individual investors for the Receivables it acquires. In the private secondary mortgage market the largest single competitors are subsidiaries of much larger companies while the largest number of competitors are a multitude of individual investors. In all areas of Receivable acquisitions, the Consolidated Group competes with financial institutions many of which are larger, have access to more resources, and greater name recognition. The primary competitive factors are the amounts offered and paid to Receivable sellers and the speed with which the processing and funding of the transaction can be completed. Competitive advantages enjoyed by the Consolidated Group includes Metropolitan's BrokerNet software; its ability to purchase long-term Receivables; its availability of funds; its flexibility in structuring Receivable acquisitions; its reputation for reliability established by its long history in the business; and its in-house capabilities for processing and funding transactions. To the extent other competing Receivable investors may develop faster closing procedures or more flexible investment policies, they may experience a competitive advantage.

      Management is unaware of any competitors with acquisition networks and private secondary market Receivables portfolios comparable to the Consolidated Group's and believes the Consolidated Group to be one of the largest investors in such Receivables in the United States.

      Metropolitan, Western and Metwest compete in the secondary market as seller's of pools of receivables (both direct sales and sales through securitization). This market is a multi-billion dollar market and includes competitors with access to greater resources, greater volumes and economics of sales and better name recognition.

      Metropolitan's securities products face competition for investors from other securities issuers many of which are much larger, and have greater name recognition.

       The life insurance and annuity business is highly competitive. Western United competes with other financial institutions including ones with greater resources and greater name recognition. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. Western United's management believes that it is in an advantageous position in this regard because of its earning capability through investments in Receivables compared to that of most other life insurance companies. From June, 1986 until June, 1995, Western United had been assigned a "B+ (Very Good)" rating by A. M. Best Co., a nationally recognized insurance company rating organization. During June, 1995, Western United's Best rating was revised to B. Best bases its rating on a number of complex financial ratios, the length of time a company has been in business, the nature, quality, and liquidity of investments in its portfolio, depth and experience of management and various other factors. Best's ratings are supplied primarily for the benefit of policyholders and insurance agents.

REGULATION

      The Consolidated Group is subject to laws of the State of Washington which regulate "debenture companies" in part because it obtains capital for its activities through offerings of debt securities to residents of the State of Washington. These laws, known as the Debenture Company Act (the "Act"), are administered by the Securities Division of the State Department of Financial Institutions (the Department). Designed to protect the interests of investors, the Act limits the amount of debt securities Metropolitan may issue by requiring the maintenance of certain ratios of net worth to outstanding debt securities. The required ratio depends on the amount of debt securities outstanding, declining from 20% for amounts of $1,000,000 or less, to 10% for amounts between $1,000,000 and $100,000,000, and to 5% for amounts in excess of $100,000,000. At September 30, 1996, Metropolitan's required net worth for this purpose was approximately $14,709,000 while its actual net worth (stockholders' equity) was approximately $46,343,000. The Act requires that 50% of the required net worth amount be maintained in cash or other liquid assets. In addition, the Act limits equity investments by Metropolitan in a single project or subsidiary to the greater of net worth or 10% of assets; aggregate equity investments, with certain exceptions, to 20% of assets; loans to any single borrower to 2.5% of assets; and investments in unsecured loans to 20% of assets. Other provisions of the Act prohibit Metropolitan from issuing more than 50% of its debentures for terms of two years or less; prohibit transfer of control of Metropolitan without regulatory approval; prohibit common control of another debenture company, bank or trust company; and prohibit officers, directors and controlling shareholders from directly or indirectly borrowing funds of Metropolitan and from participating in certain other preferential transactions with it. Metropolitan is required to notify its debentureholders in writing fifteen to forty-five days in advance of the maturity dates of their investments and to provide all debentureholders with copies of its annual financial statements. The Act also provides for periodic examinations of the accounts, books and records of debenture companies such as Metropolitan to ascertain compliance with the law. Finally, the Act and other applicable laws and regulations provide the Department with authority to take regulatory enforcement actions in the event of a violation of such laws and regulations.

     Throughout the securities offering which expired January 31, 1997, Metropolitan's aggregate principal amount of outstanding debentures, including accrued and compound interest, and its aggregate amount of preferred stock outstanding were limited to $251,300,000, by the terms of the securities sales permits issued by the State of Washington pending improvement in Metropolitan's ratio of earnings to its fixed charges and preferred stock dividends. For the purposes of this calculation, the earnings of subsidiaries are excluded unless actually paid to Metropolitan as dividends. These limitations restricted Metropolitan's ability to sell debentures and preferred stock during the 12 month offering period ending January 31, 1997. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS- Liquidity and Capital Resources".

     All areas of the Consolidated Group's Receivable acquisition and servicing activities are highly regulated by Federal and State laws designed principally to protect the payor. Metwest's lending and servicing activities must comply with, among other regulations, Truth in Lending Act (TILA), Real Estate Settlement Procedures Act (RESPA), Regulation X, and Z. Metwest is licensed with FHA and HUD as a lender and servicer, as such it must comply with applicable FHA and HUD regulations and guidelines.

      Metropolitan is subject to certain federal and Hawaii state laws and regulations governing timeshare marketing procedures, licensing requirements and interest rates. Hawaii also requires the registration and periodic renewal of timeshare condominium projects prior to the commencement or continuation of sales in the state. The law also provides timeshare purchasers with a seven-day right of rescission following execution of an agreement to purchase.

     Western United and Metropolitan are subject to the Insurance Holding Company Act as administered by the Office of the State Insurance Commissioner of the State of Washington. The act
regulates transactions between insurance companies and their affiliates. It requires that Metropolitan provide notification to the Insurance Commissioner of certain transactions between the insurance company and affiliates. In certain instances, the Commissioner's approval is required before a transaction with an affiliate can be consummated.

      Western United is subject to extensive regulation and supervision by the Office of the State Insurance Commissioner of the State of Washington as a Washington domiciled insurer, and to a lesser extent by all of the other states in which it operates. These regulations are directed toward supervision of such things as granting and revoking licenses to transact business on both the insurance company and agency levels, approving policy forms, prescribing the nature and amount of permitted investments, establishing solvency standards and conducting extensive periodic examinations of insurance company records. Such regulation is intended to protect annuity contractholders and policy owners, rather than investors in an insurance company. Certain of these regulations may be subject to additional federal regulation, such as the Secondary Mortgage Market Enhancement Act, which is designed to enhance the movement of funds in the national secondary mortgage market.

      All states in which Western United operates have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset. The economy and other factors have caused failures of substantially larger companies which have and will continue to result in substantially increased future assessments.

      The net amounts expensed by Western United, and the amount expensed prior to May 31, 1995 for Old Standard for guaranty fund assessments and charged to operations for the years ended September 30, 1996, 1995 and 1994 were $900,000, $782,000 and
$192,000, respectively. These estimates were based on information provided by the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies occurring during 1988 through 1994. Management does not believe that the amount of future assessments associated with known insolvencies after 1994 will be material to its financial condition or results of operations. During the year ended September 30, 1994, the insurance subsidiaries (Western United and Old Standard) reduced their estimate of these losses by $588,000 based upon updated information from the National Organization of Life and Health Guaranty Associations. During the years ended September 30, 1996 and 1995, Western United did not make an adjustment based on updated information. These estimates are subject to future revisions based upon the ultimate resolution of the insolvencies and resultant losses. Management cannot reasonably estimate the additional effects, if any, upon its future assessments pending the resolution of the above described insolvencies. The amount of guaranty fund assessment that was originally accrued in 1993 has been recorded net of a 8.25% discount rate applied to the estimated payment term of approximately seven years. The remaining unamortized discount associated with this accrual was approximately $832,000 at September 30, 1996.

      Dividend restrictions are imposed by regulatory authorities on Western United. The unrestricted statutory surplus of Western United totaled approximately $5,567,000 as of September 30, 1996, $1,986,000 as of September 30, 1995 and $5,499,000 as of
September 30, 1994. The principal reason for the decrease during fiscal 1995 was the payment of dividends to Metropolitan.

     For statutory purposes, Western United's capital and surplus and its ratio of capital and surplus to admitted assets were as follows for the dates indicated:

                                            As of                  As of
December 31,
                                       September  30,  1996      1995
1994         1993
                                     -------------------   ------  -------
-------    ------
         Capital and Surplus
          (Millions)                             $48.7          $46.2
$43.8    $43.0
         Ratio of Capital and
         Surplus to Admitted
         Assets                                   5.2%           5.3%
5.5%     5.7%

     Although the State of Washington requires only $4,000,000 in capital and surplus to conduct insurance business, Western United has attempted to maintain a capital and surplus ratio of at least 5% which management considers adequate for regulatory and rating purposes.

      In 1993, Washington State enacted the Risk Based Capital Model law which requires an insurance company to maintain minimum amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities. Western United's capital and surplus levels exceed the calculated minimum requirements at September 30, 1996.

                           MANAGEMENT

        Directors, Executive Officers and Certain Employees
         (Age Information Current as of December 31, 1996)

 Name                 Age            Position

C. Paul Sandifur, Jr. *      55 President, CEO and
                                Chairman of the Board
Bruce J. Blohowiak *   43    Executive Vice President, Corporate
                                Counsel and Director
Michael Kirk           45    Senior Vice President/Production
Jay Caferro*           49    Senior Vice President/Underwriting
Steven Crooks*         50    Vice President, Controller and
                                Acting Chief Financial Officer
Susan Thomson*         36    Vice President and Assistant
                                Corporate Counsel
Tracy Z *              30    Vice President-Production
Doug Greybill          47    Vice President
John McCreary          28    Acting Treasurer
Reuel Swanson          58    Secretary and Director
John Van Engelen       44    President, Western United
Irv Marcus             72    Director
Charles H. Stolz       87    Director
________________________

Neil Fosseen           78    Honorary Director

* Member of Executive Committee

     Directors and officers are elected to one-year terms.

      C. Paul Sandifur, Jr. became Executive Vice President in 1980, was elected President in 1981, succeeded his father as Chief Executive Officer in 1991 and became Chairman of the Board in 1995. He has been a Director since 1975. Mr. Sandifur was a real estate salesman with Diversified Properties in Kennewick, Washington during 1977 and 1978 and then with Century 21 Real Estate in Kennewick. In June 1979, he became an associate broker with Red Carpet Realty in Kennewick before rejoining Metropolitan in 1980. He is a director and officer of most of the subsidiary companies. He is the sole shareholder of National Summit Corp., which in turn is the sole shareholder of former subsidiaries of Metropolitan, Summit and Old Standard.

     Bruce J. Blohowiak joined Metropolitan's legal staff in 1979 and became its Corporate Counsel in 1986. In 1987, he became an Assistant Vice President and was appointed a Vice President in 1990. In 1995 he was named Executive Vice President and Chief Operating Officer. He is also a Vice President of Western United. A member of the Washington State bar, Mr. Blohowiak received his J. D. degree from Gonzaga University School of Law in 1979.

      Michael Kirk joined Metropolitan as a Receivable Contract Buyer in 1982. He later became a member of the underwriting
committee  and  is  currently  the  Receivable  Production   Team
Manager. He was elected Assistant Vice President in 1990, Vice President in 1992 and became Senior Vice President in 1995.

      Jay Caferro joined Metropolitan in 1990 as a member of its Underwriting Committee. He was promoted to Underwriting Manager, and to Senior Vice President during 1995. From 1986 to 1990, he was employed by Seattle First National Bank as Vice President of Commercial Real Estate Lending for Eastern Washington. Prior to 1986, he had worked 15 years in residential lending. He has a BA and MBA from Gonzaga University.

     Steven Crooks has been employed in Metropolitan's accounting department since 1972. He became Controller and Assistant Vice President in 1990, Vice President in 1994, and Acting Chief
Financial Officer in 1996. Mr. Crooks has been a Washington licensed Certified Public Accountant since 1974.

     Susan Thomson joined Metropolitan's legal staff in 1989. In 1993, she was appointed Assistant Secretary for Metropolitan and in 1995 was appointed Vice President. From 1992 through 1996, she was Vice President and Compliance Officer with MIS, the underwriter for Metropolitan's securities offerings. She is a member of the Washington State Bar Association and received her J.D. from Gonzaga University School of Law in 1989.

      Tracy Z joined Metropolitan in 1988 as a member of the closing staff. She was later promoted to the underwriting committee and is now a member of the Receivable Production Team. She was appointed Vice President during 1995. For approximately three months during 1994, she was employed by English Mortgage, a subsidiary of Citicorp as a mortgage originator.

      Doug Greybill joined Metropolitan in 1992. From 1990 to 1992, he was self employed as a Banking Consultant and Mortgage Trader. From 1983 to 1990, he was Chief Operating Officer for Willamette Savings and Loan. He was elected Assistant Vice President in 1994, and Vice President in 1995.

     Reuel Swanson has worked for Metropolitan since 1960 and has been a Director since 1969. From 1972 to 1975, Mr. Swanson was Metropolitan's Treasurer. In 1976, he became Secretary. He is also a director and officer of most of the subsidiary companies.

      John McCreary joined Metropolitan in 1993 as a Treasury Analyst and is currently the Acting Treasurer. Mr. McCreary has six years experience in portfolio management, financial analysis and accounting. He has previously been employed by Electronic Data Systems as a Financial Analyst and Public Utility District No. 2 of Grant County as an Accountant. Mr. McCreary is a CFA, CPA and CMA and holds a BS in Finance from Central Washington University.

     John Van Engelen joined Metropolitan's insurance subsidiary, Western United in 1984 as its underwriting manager, and shortly thereafter was appointed Vice President-Underwriting. From 1987-1994, he was the marketing manager. During 1994, he was appointed President. Prior to working for Western, he had worked in the insurance industry and in corporate and public accounting. He holds the following certifications CPA,CFP,CLU,CHFC,FLMI.

      Irv Marcus had been an officer of Metropolitan from 1974 until his retirement in 1995. At retirement, he was Senior Vice President, a title which he had held since 1990, and during which time he supervised Metropolitan's Receivable investing operations. He had previously been a loan officer with Metropolitan and has over 25 years experience in the consumer finance business. He continues as a director following his retirement.

      Charles H. Stolz has been a Director of Metropolitan since 1953. Mr. Stolz was one of the founders of Metropolitan. He is a licensed public accountant and has been a realtor for over 25 years. He is a former Chairman of the Washington State Real Estate Commission and President of the Spokane Board of Realtors.

      Neil Fosseen was elected honorary director of Metropolitan in 1995. As an honorary director, he is not entitled to vote at board meetings. Mr. Fosseen was mayor of Spokane from 1960-1967.
He has over 30 years of experience in banking and finance.

                     EXECUTIVE COMPENSATION

      The following table sets forth the aggregate compensation paid by Metropolitan during the fiscal years specified to its Chief Executive Officer and other highly compensated executives. All other officers and executives of Metropolitan received less than $100,000 in compensation during the year ended September 30, 1996. No executive officer is a party to, or a participant in, any pension plan, contract or other arrangement providing for cash or non-cash forms of remuneration except Metropolitan's 401(k) qualified retirement plan adopted as of January 1, 1992, which is available generally to all employees of Metropolitan. The 401(k) Plan provides for maximum annual contributions equal to 1.5% of each participant's salary. Approximately $84,000 was paid by Metropolitan pursuant to the 401(k) plan during the year ended September 30, 1996. As of September 30, 1996, Metropolitan had no compensation plans or stock option plans in effect. Directors of Metropolitan are paid $500 per meeting.

                   SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------
---------(a)---------------------(b)----------------(c)---------------(d)
 Name and Principal             Year              Salary ($)      Bonus/
Position
Commissions
------------------------------------------------------------------------

 C. Paul Sandifur, Jr.             1996      $147,145
 Chief Executive Officer           1995      $128,869            $1,004
                                   1994      $107,063


 Bruce Blohowiak                   1996      $105,000
 Executive Vice President          1995          *
 General Counsel                   1994          *

 Michael Kirk                      1996       $85,000           $91,867
 Senior Vice President             1995       $65,813           $38,050
 -Production                       1994          *

 Tracy Z                           1996       $80,000           $78,743
 Vice President-Production         1995          *
                                   1994          *



 John Van Engelen                  1996      $105,500           $19,747
 President, Western United         1995          *
                                   1994          *

* Salaries and other compensation were less than $100,000


   COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      Metropolitan does not have a formal compensation committee of the board of directors. Executive officer compensation is determined by C. Paul Sandifur, Jr., Bruce J. Blohowiak and the Human Resources Manager (currently Nobumichi Hara, formerly Paul Chalmers). There are no compensation committee interlocks between the above described individuals and another entity's compensation committee. None of the above described individuals serve as an executive officer of another entity outside the Consolidated Group. Mr. Sandifur is the sole shareholder of National Summit, which in turn owns Summit, Old Standard and Arizona Life. The Consolidated Group engages in transactions with these companies as more fully set forth in the following discussion.


          CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS

Transactions with and between Metropolitan and Subsidiaries.

      In  the  normal  course of business, Metropolitan  and  its subsidiaries engage in intercompany transactions. All subsidiaries are wholly owned by Metropolitan except Western United, in which Metropolitan owns 24.5% directly and 75.5% indirectly. See "PROSPECTUS SUMMARY-Organizational Chart".

      During the three year period ended September 30, 1996, Western United purchased some of its Receivables from Metropolitan at Metropolitan's cost. In these transactions, Western United paid Metropolitan $9,351,600 for Receivables with aggregate outstanding principal balances of $9,550,915. The difference represents unrealized discounts net of acquisition costs.

       Metropolitan charges Western United for Receivable acquisition services. In 1996, 1995 and 1994, respectively, Metropolitan charged Receivable acquisition fees of $29.4 million, $14.6 million and $12.8 million to Western United. The charge to Western United for 1996, 1995 and 1994 is a gross amount before a loss reserve of $12.54 million in 1996, $6.95 million in 1995 and $4.75 million in 1994 which was provided by Metropolitan. The amounts of the Receivable acquisition fees were determined based on the adjustment necessary to convert Receivables purchased by Western United utilizing Metropolitan's services to a defined fair market yield. The effect of the fees charged was to reduce Western United's effective yields on the purchased Receivables to approximately 8.2% in 1996, 9.3% in 1995 and 8.3%, in 1994. The
estimated value of the loss guarantee reserve, increases the effective yield to Western United to approximately 9.6% in 1996, 10.7% in 1995 and 9.7% in 1994. Management believes the adjusted yields represent the yields which Western United could achieve by purchasing similar Receivables in arms-length transactions with unrelated vendors. In addition, Metropolitan charges Western United for management services, Receivable collection services and rental of offices and equipment. These charges have no effect on the Consolidated Financial Statement, but create fee income for Metropolitan when presented alone. See Note 19 to the Consolidated Financial Statements.

      Metwest provides Receivable servicing and collection for Metropolitan and Western. See "BUSINESS-Receivable Investments-
Servicing and Collection Procedure and Delinquency Experience."


      In the normal course of its business, Western United loans cash to Metropolitan and Metwest. These loans, when made, are generally collateralized by Receivables or real property. At September 30, 1996, there were $9.7 million in loans outstanding.

      From time to time, since December of 1979, Metropolitan has made loans to Consumers Group Holding Co. for purposes of increasing the capital and surplus of Consumers and Western United. These loans are in the form of surplus certificates and are repayable on demand provided total capital and surplus meets statutory requirements. As of September 30, 1996, these loans outstanding totaled $3,800,000 and currently bear no interest.

      In the three years ended September 30, 1996, Consumers sold credit guaranty insurance to Metropolitan for $540,000 in total premiums.

Transactions with affiliates.

      In the normal course of business, Metropolitan engages in transactions with companies which were former subsidiaries and which are currently affiliated through the common control of C.
Paul Sandifur, Jr.

      Metropolitan Investment Securities (MIS), a broker-dealer and former subsidiary of Metropolitan, sells the publicly registered securities of Metropolitan and Summit. Metropolitan pays commissions to MIS for the sale of its securities pursuant to the terms of written Selling Agreements. During the fiscal years ended September 30, 1996, 1995, and 1994, Metropolitan paid commissions to MIS in the amounts of $203,946, $1,461,033, and
$1,111,044, on sales of debt securities in the amounts of $9,125,303, $53,120,179, and $46,414,738, respectively. During the fiscal years ended September 30, 1996, 1995, and 1994, Metropolitan paid commissions to MIS in the amounts of $8,216, $152,427, and $17,451 on sales of preferred stock in the amounts of $2,143,930, $4,665,720, and $1,790,100, respectively.
Additionally, in 1996, 1995, and 1994, Metropolitan paid commissions to MIS in the amounts of $156,918, $140,555, and $198,180 on sales of preferred stock through an in-house trading list.

      Metropolitan provides Management and Receivable Acquisition Services for a fee to Summit, Old Standard and Arizona Life. During 1996, such fees were approximately $1.364 million. Also See "BUSINESS-Receivable Investments-Management & Receivable Acquisition Services".

     Metwest provides Receivable Collection services for a fee to Summit, Old Standard and Arizona Life. During 1996, such fees were approximately $290,000. Also See "BUSINESS-Receivable Investments-Servicing and Collection Procedure and Delinquency Experience."

     Management believes that the terms of the service agreements are at least as favorable as could have been obtained from non-affiliated parties.

      Western has negotiated a Reinsurance Agreement with Old Standard which became effective in January 1997 for reinsurance of 75% of specified annuity policies. As a result of this agreement, approximately $2 to $5 million in premiums are reinsured monthly with Old Standard. The actual amount reinsured varies depending upon Western's annuity sales volume. The Agreement provides that Old Standard will pay Western fees of 1% of the policy issue cost based upon the 75% reinsurance quota, and a monthly administrative fee of .0333% of the reinsurance quota share of the total account values. Actual fees will vary depending upon the volume
reinsured.   See "BUSINESS-Life Insurance and Annuity Operations-
Reinsurance".

      Metropolitan's property development activities are provided by Summit Property Development. Metropolitan paid Summit Property
Development  $2.0  million in development fees during  1996.  See
"REAL ESTATE DEVELOPMENT".

                     OWNERSHIP OF MANAGEMENT

      The  following table sets forth certain information  as  to
each   class  of  equity  securities  of  Metropolitan  and   its
subsidiaries beneficially owned by Metropolitan officers and directors as of March 31, 1997.

                                                              Number of
                                                                Shares
                                                             Beneficially
Name                         Title of Class                Owned   %of
Class
C. Paul Sandifur, Jr.       Metropolitan Preferred
929 West Sprague            Stock All Series                246     0.05%
Spokane, WA....             Metropolitan Class A
                            Common Stock                11.5258     8.84%

C. Paul Sandifur, Jr.
Trustee(1)..............    Metropolitan Class A
929 West Sprague            Common Stock                82.4667(1) 63.24%
Spokane, WA

Summit Securities, Inc.(2)  Metropolitan Preferred
929 West Sprague Avenue     Stock, All Series          248,025(2)   5.26%
Spokane, WA 99204           Metropolitan Class A
                            Common Stock                9.2483(2)   7.09%

Irv Marcus..............    Metropolitan
929 West Sprague            Preferred Stock,
Spokane, WA                 All Series                      406     0.01%
                            Metropolitan Class A
                            Common Stock                 1.0000     0.77%

Bruce J. Blohowiak......    Metropolitan Class A
929 West Sprague            Common Stock                 2.0000     1.53%
Spokane, WA 99208

Charles H. Stolz........    Metropolitan Preferred
929 West Sprague            Stock, All Series            19,477     0.39%


Spokane, WA

All officers and
directors as a
group ..                  Metropolitan
                          Preferred Stock, All Series    268,154   5.60%
                          Metropolitan Class A           106.2408 81.47%
                         Common Stock

(1) C. Paul Sandifur, Jr., is trustee of the C. Paul Sandifur and J. Evelyn Sandifur irrevocable trust and has sole voting and sole
investment   control   over  these  shares  of   stock.   The   trust
beneficiaries are C. Paul Sandifur, Jr., Mary L. Sandifur and William
F. Sandifur.

(2) Summit Securities, Inc. is a wholly owned subsidiary of National Summit Corp., a Delaware corporation, which is wholly owned by C. Paul Sandifur, Jr. As a result, Mr. Sandifur effectively has sole voting and investment control over these shares.


                     PRINCIPAL SHAREHOLDERS

      The following table sets forth information with respect to the beneficial owners of more than five percent of Metropolitan's voting stock as of March 31, 1997.

                                         Shares of Class A
   Name and Address                         Common Stock        % of Class
C. Paul Sandifur, Jr.
929 West Sprague
Spokane, Washington.................              11.5258          8.84%

C. Paul Sandifur, Jr.
      Trustee......................              82.4667         63.24%

Mary L. Sandifur
West 601 Main, Suite 714
Spokane, Washington 99201...........               8.7156         6.68%

William F. Sandifur
West 601 Main, Suite 714
Spokane, Washington 99201...........               8.9391         6.85%



Estate of
C. Paul Sandifur, Sr. and J. Evelyn Sandifur
West 601 Main, Suite 714
Spokane, Washington 99201............              6.5120         5.00%

Summit Securities, Inc.
929 West Sprague Avenue
Spokane, Washington..................              9.2483         7.09%

 (1)  C. Paul Sandifur, Jr., is trustee of the C. Paul Sandifur and J.
Evelyn  Sandifur  irrevocable trust and  has  sole  voting  and  sole
investment   control  over  these  shares  of   stock.    The   trust
beneficiaries are C. Paul Sandifur, Jr., Mary L. Sandifur and William
F. Sandifur.


                         INDEMNIFICATION

       Metropolitan's Articles of Incorporation provide for indemnification of Metropolitan's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Metropolitan unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his or her duties in the conduct of his or her office. Such right of indemnification is not exclusive of any other rights that may be provided by contract or other agreement or provision of law. Such indemnification is not currently covered by insurance.

      As of the date of this Prospectus, no contractual or other agreements providing for indemnification of officers, directors or employees were in existence other than as set forth above. Pursuant to Washington State law, Metropolitan is required to indemnify any director for his reasonable expenses incurred in the successful defense of any proceeding in which such director was a party because he was a director of Metropolitan.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Metropolitan's officers, directors or controlling persons pursuant to the foregoing provisions, Metropolitan has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

          METROPOLITAN MORTGAGE & SECURITIES CO., INC.
           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1996, 1995 and 1994


Report of Independent Accountants
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flow
Notes to Consolidated Financial Statements

          THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995
                           (UNAUDITED)

Consolidated Condensed Balance Sheets
Consolidated Condensed Statements of Operations
Consolidated Condensed Statements of Changes in Cash Flows
Notes to Consolidated Condensed Financial Statements


     REPORT OF INDEPENDENT ACCOUNTANTS



     The Directors and Stockholders
     Metropolitan Mortgage & Securities Co., Inc.


     We have audited the accompanying consolidated balance sheets of Metropolitan Mortgage & Securities Co., Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metropolitan Mortgage & Securities Co., Inc. and subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its method of accounting for impaired loans in 1996.


                                     /s/COOPERS & LYBRAND L.L.P.

     Spokane, Washington
     December 6, 1996

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
     September 30, 1996 and 1995



                      ASSETS                    1996             1995
                                           --------------   --------------
     Cash and cash equivalents             $   35,226,746   $   32,798,627
     Restricted cash and cash equivalents     132,652,334
     Investments:
       Available-for-sale securities,
         at market                             38,554,498       31,829,980
       Held-to-maturity securities, at
         amortized cost                       124,748,490      188,073,542
       Accrued interest on investments          1,516,390        2,372,891
                                           --------------   --------------
           Total cash and investments         332,698,458      255,075,040
                                           --------------   --------------
     Real estate contracts and mortgage
       notes receivable, net, including
       real estate contracts and mortgage
       notes receivable held for sale of
       approximately $106,575,000 in 1996     650,933,330      587,493,614
     Real estate held for sale and
       development, including foreclosed
       real estate received in satis-
       faction of debt of $36,158,099
       and $38,004,011                         84,333,288       91,105,003
                                           --------------   --------------
           Total real estate assets           735,266,618      678,598,617

     Less allowance for losses on real
       estate assets                          (10,192,584)      (8,116,065)
                                           --------------   --------------
           Net real estate assets             725,074,034      670,482,552
                                           --------------   --------------
     Other receivable investments             107,494,150       41,591,415
                                           --------------   --------------
     Other assets:
       Deferred costs                          74,530,361       74,521,803
       Land, buildings and equipment,
         net of accumulated depreciation        8,516,598        8,148,850
       Other assets including receivables
         from affiliates, net of allow-
         ances of $180,954 and $77,039         34,345,227       28,648,340
                                           --------------   --------------
           Total other assets                 117,392,186      111,318,993
                                           --------------   --------------
           Total assets                    $1,282,658,828   $1,078,468,000
                                           ==============   ==============

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS, CONTINUED
     September 30, 1996 and 1995




              LIABILITIES AND
           STOCKHOLDERS' EQUITY                 1996             1995
                                           --------------   --------------
     Liabilities:
       Life insurance and annuity
         reserves                          $  837,366,108   $  781,716,153
       Debenture bonds and accrued
         interest                             192,173,751      201,311,873
       Debt payable                            38,601,146       25,552,451
       Securities sold, not owned, at
         market                               132,652,334
       Accounts payable and accrued
         expenses                              18,082,782       15,558,818
       Deferred income taxes                   15,894,831       12,254,475
       Minority interest in consolidated
         subsidiaries                           1,544,544        1,503,788
                                           --------------   --------------
           Total liabilities                1,236,315,496    1,037,897,558
                                           --------------   --------------
     Commitments and contingencies
       (Notes 5 and 14)

     Stockholders' equity:
       Preferred stock, (liquidation
         preference $49,495,906 and
         $47,825,310)                          21,518,198       21,627,106
       Subordinate preferred stock, no par             --               --
       Common stock, $2,250 par                   293,417          293,417
       Additional paid-in capital              16,791,670       14,917,782
       Retained earnings                        8,731,070        4,561,554
       Net unrealized losses on invest-
         ments, net of income taxes of
         $510,530 and $427,283                   (991,023)        (829,417)
                                           --------------   --------------
           Total stockholders' equity          46,343,332       40,570,442
                                           --------------   --------------
           Total liabilities and stock-
             holders' equity               $1,282,658,828   $1,078,468,000
                                           ==============   ==============


     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME for the years ended September 30, 1996, 1995 and 1994

                                                    1996          1995          1994
                                                 -----------   -----------   -----------
      Revenues:
        Insurance premiums                       $ 3,000,000   $ 3,000,000   $ 2,958,000
        Interest on receivables                   58,529,828    56,553,869    56,420,184
        Earned discount on receivables            18,036,075    13,786,977    13,790,211
        Other investment interest                 15,291,496    15,039,706    16,715,517
        Real estate sales                         45,648,264    39,388,086    40,023,974
        Gain on insurance settlement                                50,922       203,691
        Fees, commissions, service and other
           income                                  4,300,381     5,847,020     4,992,505
        Realized net gains (losses) on sales
           of investments                           (821,481)       34,565     1,111,974
        Realized net gains on sales of
           receivables                            12,687,616     4,406,338     1,969,907
                                                 -----------   -----------   -----------
             Total revenues                      156,672,179   138,107,483   138,185,963
                                                 -----------   -----------   -----------
      Expenses:
        Insurance policy and annuity benefits     48,301,010    45,483,802    41,918,907
        Interest, net                             18,787,655    16,381,004    19,895,252
        Cost of real estate sold                  43,910,654    36,449,309    38,496,776
        Provision for losses on real estate
           assets                                  6,360,072     4,174,644     5,533,193
        Salaries and employee benefits            10,199,812     8,803,131     8,846,677
        Commissions to agents                     10,574,049    12,588,546     8,430,654
        Other operating and underwriting           6,958,938     7,414,502     7,420,022
        Less amount capitalized as deferred
           costs, net of amortization               (801,825)   (2,671,195)   (1,050,279)
                                                 -----------   -----------   -----------
             Total expenses                      144,290,365   128,623,743   129,491,202
                                                 -----------   -----------   -----------
      Income before income taxes and minority
        interest                                  12,381,814     9,483,740     8,694,761
      Provision for income taxes                  (4,235,469)   (3,107,897)   (2,992,476)
                                                 -----------   -----------   -----------
      Income before minority interest              8,146,345     6,375,843     5,702,285

      Income of consolidated subsidiaries
        allocated to minority stockholders          (108,681)      (73,197)     (224,529)
                                                 -----------   -----------   -----------
      Net income                                   8,037,664     6,302,646     5,477,756
      Preferred stock dividends                   (3,868,148)   (4,037,921)   (3,423,326)
                                                 -----------   -----------   -----------
      Income applicable to common stockholders   $ 4,169,516   $ 2,264,725   $ 2,054,430
                                                 ===========   ===========   ===========
      Income per share applicable to common
        stockholders                             $    32,073   $    17,288   $    14,996
                                                 ===========   ===========   ===========
      Weighted average number of shares of
        common stock outstanding                         130           131           137
                                                 ===========   ===========   ===========

      The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the years ended September 30, 1996, 1995 and 1994

                                                                            Additional    Net Unrealized
                                                Preferred     Common        Paid-in       Gains (Losses)   Retained
                                                Stock         Stock         Capital       on Investments   Earnings
                                                -----------   -----------   -----------   --------------   -----------
      Balance, September 30, 1993               $21,402,599   $   310,485   $ 9,754,510    $   535,635     $   778,260
      Net income                                                                                             5,477,756
      Net change in unrealized (losses) on
        available-for-sale securities, net
        of income taxes of $1,721,435                                                       (3,371,012)
      Cash dividends, common ($675 per share)                                                                  (87,012)
      Cash dividends, preferred (variable rate)                                                             (3,423,326)
      Redemption and retirement of stock
        (14,470 shares)                            (144,699)                   (353,743)
      Redemption and retirement of stock
        (6 shares) and change in minority
        interest                                                  (13,864)      (12,914)
      Sale of variable rate preferred stock,
        net (17,901 shares)                         179,010                   1,593,639
                                                -----------   -----------   -----------    -----------     -----------
      Balance, September 30, 1994                21,436,910       296,621    10,981,492     (2,835,377)      2,745,678
      Net income                                                                                             6,302,646
      Net change in unrealized gains on
        available-for-sale securities, net
        of income taxes of $1,018,219                                                        2,005,960
      Cash dividends, common ($3,800 per share)                                                               (501,582)
      Cash dividends, preferred (variable rate)                                                             (4,037,921)
      Redemption and retirement of stock (2
        shares) and change in minority interest                    (3,204)     (123,551)
      Redemption and retirement of stock
        (27,637 shares)                            (276,376)                     13,120
      Sale of variable rate preferred stock,
        net (46,657 shares)                         466,572                   4,046,721
      Excess sales price over historical cost
        basis of subsidiaries sold to related
        parties                                                                                                 52,733
                                                -----------   -----------   -----------    -----------     -----------
      Balance, September 30, 1995                21,627,106       293,417    14,917,782       (829,417)      4,561,554

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED for the years ended September 30, 1996, 1995 and 1994

                                                                            Additional    Net Unrealized
                                                Preferred     Common        Paid-in       Gains (Losses)   Retained
                                                Stock         Stock         Capital       on Investments   Earnings
                                                -----------   -----------   -----------   --------------   -----------
      Balance, September 30, 1995                21,627,106       293,417    14,917,782       (829,417)      4,561,554
      Net income                                                                                             8,037,664
      Net change in unrealized (losses) on
        available-for-sale securities, net
        of income taxes of $83,247                                                            (161,606)
      Cash dividends, preferred (variable rate)                                                             (3,868,148)
      Redemption and retirement of stock
        (32,330 shares)                            (323,301)                    (47,433)
      Sale of variable rate preferred
        stock, net (21,439 shares)                  214,393                   1,921,321
                                                -----------   -----------   -----------    -----------     -----------
      Balance, September 30, 1996               $21,518,198   $   293,417   $16,791,670    $  (991,023)    $ 8,731,070
                                                ===========   ===========   ===========    ===========     ===========

      The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended September 30, 1996, 1995 and 1994

                                                 1996           1995            1994
                                             -------------  -------------   -------------
      Cash flows from operating activities:
        Net income                           $   8,037,664  $   6,302,646   $   5,477,756
        Adjustments to reconcile net income
          to net cash provided by operating
          activities:
            Proceeds from sale of trading
              securities                        67,093,831    515,677,468   1,064,997,088
            Purchase of trading securities     (67,448,595)  (515,570,230) (1,064,712,932)
            Realized net gains on sales of
              investments and receivables      (11,866,135)    (4,440,903)     (3,081,881)
            Gain on sales of real estate        (1,737,610)    (2,938,777)     (1,527,198)
            Gain on insurance settlement                          (50,922)       (203,691)
            Provision for losses on real
              estate assets                      6,360,072      4,174,644       5,533,193
            Provision for losses (recover-
              ies) on other assets                  70,500        (35,657)        204,650
            Depreciation and amortization        4,617,664      3,023,233       2,066,365
            Minority interests                     108,681         73,197         224,529
            Deferred income tax provision        3,640,356      2,747,990       2,644,170
            Changes in assets and liabili-
              ties, net of effects from
              sale of subsidiaries:
                Life insurance and annuity
                  reserves                      45,782,339     42,033,038      39,322,517
                Deferred costs, net                 (8,558)    (3,034,857)     (1,349,405)
                Compound and accrued
                  interest on bonds              4,642,760     (2,214,261)     (2,096,810)
                Securities sold, not owned     132,652,334
                Other                           (6,089,670)    (4,910,909)     (1,537,118)
                                             -------------  -------------   -------------
                    Net cash provided by
                      operating activities     185,855,633     40,835,700      45,961,233
                                             -------------  -------------   -------------
      Cash flows from investing activities:
        Proceeds from sale of subsidiaries,
          net of cash                                          (1,406,873)
        Change in restricted cash and cash
          equivalents                         (132,652,334)
        Principal payments on real estate
          contracts and mortgage notes
          receivable                           107,702,333    118,869,137     107,040,612
        Principal payments on other
          receivable investments                 6,049,097      1,664,132
        Proceeds from sales of real estate
          contracts and mortgage notes
          receivable and other receivable
          investments                          182,177,259     72,914,006      20,407,270
        Acquisition of real estate contracts
          and mortgage notes receivable       (282,313,300)  (203,525,666)   (142,479,298)
        Acquisition of other receivable
          investments                          (99,804,805)   (56,229,758)
        Proceeds from insurance settlement                         50,922         203,691
        Proceeds from sales of real estate       6,545,323      5,285,839       6,562,008
        Proceeds from maturities of held-
          to-maturity investments                2,598,081      4,696,003       8,875,268

      METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED for the years ended September 30, 1996, 1995 and 1994


                                                 1996           1995           1994
                                             -------------  -------------  -------------
      Cash flows from investing activities,
        Continued:
          Proceeds from maturities of
            available-for-sale investments      37,496,910
          Purchases of held-to-maturity
            investments                        (12,181,445)    (1,557,219)    (5,263,021)
          Proceeds from sales of available-
            for-sale investments                31,686,315     92,779,569    367,846,050
          Purchases of available-for-sale
            investments                         (4,138,391)   (34,387,059)  (441,965,194)
          Purchases of and costs associated
            with real estate held for sale
            and development                    (28,499,006)   (41,841,982)   (27,544,340)
          Capital expenditures                  (1,369,802)      (894,673)      (471,097)
                                             -------------  -------------  -------------
                    Net cash used in
                      investing activities    (186,703,765)   (43,583,622)  (106,788,051)
                                             -------------  -------------  -------------
      Cash flows from financing activities:
        Increase (decrease) in short-term
          borrowings                            11,353,125    (36,598,375)    59,730,000
        Repayments of debt payable              (2,060,440)      (524,046)    (2,468,655)
        Receipts from life and annuity
          products                             112,894,347    145,066,891     85,332,591
        Withdrawals of life and annuity
          products                            (103,026,731)  (105,469,442)  (124,642,366)
        Issuance of debenture bonds              9,125,303     53,120,179     56,954,423
        Repayment of debenture bonds           (22,906,185)   (48,970,828)   (55,193,403)
        Issuance of preferred stock              2,135,714      4,513,293      1,772,649
        Redemption and retirement of stock        (370,734)      (327,336)      (775,742)
        Cash dividends                          (3,868,148)    (4,539,503)    (3,510,338)
                                             -------------  -------------  -------------
                    Net cash provided by
                      financing activities       3,276,251      6,270,833     17,199,159
                                             -------------  -------------  -------------
      Net increase (decrease) in cash and
        cash equivalents                         2,428,119      3,522,911    (43,627,659)

      Cash and cash equivalents:
        Beginning of year                       32,798,627     29,275,716     72,903,375
                                             -------------  -------------  -------------
        End of year                          $  35,226,746  $  32,798,627  $  29,275,716
                                             =============  =============  =============

      See Note 16 for supplemental cash flow information.


     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      1.  SUMMARY OF ACCOUNTING POLICIES:

            BUSINESS AND ORGANIZATION

            Metropolitan Mortgage & Securities Co., Inc. (the Company and Metropolitan) invests in real estate contracts and mortgage notes receivable and other investments, including real estate development, with proceeds from investments and securities offerings.

            On September 9, 1994, the Company sold its entire interest in one of its subsidiaries, Summit Securities, Inc. (Summit), to National Summit Corp., a Delaware corporation which is wholly owned by C. Paul Sandifur, Jr., the Company's Chief Executive Officer. The change in control was made pursuant to a reorganization wherein Summit redeemed all the common shares held by its former parent company. Summit redeemed the common shares for $3,600,000 paid in cash to the Company. The sales price was based upon Summit's estimated fair value, which approximated the net book value of Summit at the date of acquisition. The results of operations of Summit are included in the consolidated financial statements for the period prior to September 9, 1994. Also, during the year ended September 30, 1994, some of the Company's majority-owned subsidiaries had reverse stock splits and fractional shares were redeemed and retired for cash.

            On January 31, 1995, Metropolitan and Summit consummated a transaction whereby 100% of the common stock of Metropolitan Investment Securities, Inc. (MIS) was sold to Summit. The cash price was $288,950, the approximate historical net book value of MIS at closing. MIS is a broker/dealer and the exclusive broker/dealer for the securities sold by Metropolitan and Summit. This sale did not materially affect the business operations of MIS. The results of operations of MIS are included in the consolidated financial statements for periods prior to January 31, 1995.

            Additionally, by agreement, effective January 31, 1995, Metropolitan discontinued its property development division, which consisted of a group of employees experienced in real estate development. On the same date, Summit commenced the operation of a property development subsidiary employing those same individuals who had previously been employed by Metropolitan. Summit Property Development Corporation, a 100% owned subsidiary of Summit, has negotiated an agreement with Metropolitan to provide future property development services.

            BUSINESS AND ORGANIZATION, CONTINUED

            On May 31, 1995, Metropolitan and Summit consummated a transaction whereby 100% of the common stock of Old Standard Life Insurance Company (OSL) was sold to Summit. The cash price was $2,722,000, the approximate historical net book value of OSL at closing, with future contingency payments equal to 20% of statutory income prior to the accrual of income taxes for the fiscal years ending December 31, 1995, 1996 and 1997. The cash sales price plus estimated future contingency payments approximated the appraised valuation of OSL. OSL is engaged in the business of acquiring receivables using funds derived from the sale of annuities, investment income and receivable cash flows. The sale of OSL decreased total assets and liabilities by approximately $46.2 million. The results of operations of OSL are included in the consolidated financial statements for periods prior to May 31, 1995.

            The total purchase price of MIS and OSL exceeded the historical cost bases of the net assets of the companies by approximately $53,000. Due to the common control of Metropolitan and Summit, this excess purchase price was recorded as an increase to retained earnings in the periods in which the sales occurred.

            Metropolitan is effectively controlled by C. Paul Sandifur, Jr. through his common stock ownership and voting control.

            PRINCIPLES OF CONSOLIDATION

            The consolidated financial statements include the accounts of Metropolitan Mortgage & Securities Co., Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

            CASH AND CASH EQUIVALENTS

            The Company considers all highly-liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Cash includes all balances on hand and on deposit in banks and financial institutions. The Company periodically evaluates the credit quality of its depository financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution and balances periodically exceed the FDIC insurance limit.

            INVESTMENTS

            The Company has classified its investments in debt and equity securities as "available-for-sale," "held-to-maturity" or "trading." The accounting policies related to these investment classifications are as follows:

              AVAILABLE-FOR-SALE SECURITIES: Available-for-sale securities, consisting primarily of government-backed securities, public utility and corporate bonds, are carried at market value. Unrealized gains and losses on these securities are presented as a separate component of stockholders' equity, net of related deferred income taxes.

              HELD-TO-MATURITY SECURITIES: Held-to-maturity securities, consisting primarily of public utility and corporate bonds and mortgage- and government-backed securities having fixed maturities, are carried at amortized cost. The Company has the ability and intent to hold these investments until maturity.

              TRADING SECURITIES: Trading securities, consisting primarily of government-backed securities and corporate bonds, are bought and held principally for the purpose of selling them in the near term and are recorded at market value. Realized and unrealized gains and losses are included in the consolidated statements of income.

            Realized gains and losses on investments are calculated on the specific-identification method and are recognized in the consolidated statements of income in the period in which the investment is sold.

            For other than a temporary decline in the value of a common stock, preferred stock or publicly traded bond below cost or amortized cost, the investment is reduced to its net realizable value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss. Any recovery of market value in excess of the investment's new cost basis is recognized as a realized gain only upon sale, maturity or other disposition of the investment. Factors which the Company evaluates in determining the existence of an other than temporary decline in value include the length of time and extent to which market value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the Company to retain its investment for the anticipated period of recovery in market value.

            REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE

            Real estate contracts and mortgage notes receivable held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method. For receivables acquired after September 30, 1992, net purchase discounts are amortized on an individual contract basis using the level yield (interest) method over the remaining contractual term of the receivables. For receivables acquired before October 1, 1992, the Company accounts for its portfolio of discounted receivables using anticipated prepayment patterns to apply the level yield (interest) method of amortizing discounts. Discounted receivables are pooled by the fiscal year of purchase and by similar receivable types. The amortization period, which is approximately 78 months, estimates a constant prepayment rate of 10-12 percent per year and scheduled payments, which is consistent with the Company's prior experience with similar receivables and the Company's expectations.

            REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE, HELD
            FOR SALE

            Real estate contracts and mortgage notes receivable held for sale are carried at the lower of cost (outstanding principal adjusted for net discounts and capitalized acquisition costs) or market value, determined on an aggregate basis by major type of loan. Gains or losses on such sales are recognized utilizing the aggregation method for financial reporting and income tax purposes at the time of sale. Interest on these receivables is included in interest income. Deferred net discounts and capitalized acquisition costs are recognized at the time the related receivables are sold to third-party investors or securitized through transfer to a real estate investment trust.

            OTHER RECEIVABLE INVESTMENTS

            Other receivables held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method on an individual receivable basis over the remaining contractual term of the receivable.

            REAL ESTATE HELD FOR SALE AND DEVELOPMENT

            The Company holds real estate, stated at the lower of cost or fair value less costs to sell, for purposes of development and resale. The Company acquires real estate through direct purchase and foreclosure. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the lower of (a) the fair value of the property at the date of foreclosure less estimated selling costs, or (b) cost (unpaid receivable carrying value). Periodically, the Company reviews its carrying values of real estate held for sale and development by obtaining new or updated appraisals and adjusts its carrying values to the lower of cost or net realizable value, as necessary. As a result of changes in the real estate markets in which these properties are located, it is reasonably possible that these carrying values could change in the near term.

            Occasionally, these real estate properties are rented, with the revenue being included in other income and related costs are charged to expense.

            In March 1995, SFAS No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 requires certain long-lived assets, such as the Company's real estate assets, be reviewed for impairment in value whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review, if expected future undiscounted cash flows from the use of the asset or the fair value, less selling costs, from the disposition of the asset is less than its carrying value, an impairment loss is to be recognized. The Company is required to adopt this new standard on October 1, 1996. The Company does not anticipate that the adoption of SFAS No. 121 will have a material effect on the consolidated financial statements.

            Profit on sales of real estate is recognized when the buyers' initial and continuing investment is adequate to demonstrate
            (1) a commitment to fulfill the terms of the transaction, (2) that collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and has transferred all the risks and rewards of ownership to the buyer.

            ALLOWANCE FOR LOSSES ON REAL ESTATE ASSETS

            The established allowances for losses on real estate assets include amounts for estimated probable losses on both real estate held for sale and development and real estate contracts and mortgages receivable. Specific allowances are established, as necessary, for delinquent receivables with net carrying values in excess of $100,000. Additionally, the Company establishes allowances, based on historic delinquency and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are determined based upon the net carrying values of the receivables, including accrued interest, determined in accordance with the provisions of Statement of Financial Accounting Standards
            (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." The Company adopted this new standard on October 1, 1995, which did not have a material effect on the consolidated financial statements.

            The Company continues to accrue interest on delinquent loans until foreclosure, unless the principal and accrued interest on the receivable exceeds the fair value of the collateral, net of the estimated selling costs. The Company obtains new or updated appraisals on collateral for appropriate delinquent receivables, and adjusts the allowance for losses as necessary, such that the net carrying value does not exceed net realizable value.

            DEFERRED COSTS

            Commission expense and other insurance policy, annuity and debenture issuance costs are deferred. For debenture issuance costs, amortization is computed over the expected term which ranges from 6 months to 5 years, using the level yield (interest) method. For annuities and life insurance costs, the portion of the deferred policy acquisition cost that is estimated not to be recoverable from surrender charges is amortized as a constant percentage of the estimated gross profits (both realized and unrealized) associated with the policies in force. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs.

            LAND, BUILDINGS AND EQUIPMENT

            Land, buildings and equipment are stated at cost. Buildings, improvements, furniture and equipment are depreciated using both straight-line and accelerated methods over their estimated useful lives which, for buildings and improvements, range from 5 to 40 years, and for furniture and equipment, range from 3 to 10 years. Repairs, maintenance and minor renewals are charged to expense as incurred. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

            COMPUTER SOFTWARE COSTS

            The Company capitalizes direct costs of enhancements to computer software operating systems acquired and modified for internal use to the extent that the functionality of the software is improved. At September 30, 1996, total enhancement costs of approximately $6,566,000 have been capitalized. These costs are being amortized over 5- and 10-year periods, depending on the estimated useful life of the enhancement, using the straight-line method. It is reasonably possible that the remaining estimated useful lives could change in the near term. As a result, the carrying value of these enhancements may be reduced.

            The Company will be required to make further enhancements to its computer software operating systems to enable recognition of the new century. The program codes within the operating systems currently store only a two digit character for the year in which transactions occur. The modification of these program codes to store four digit years will occur in the near term. The Company expects that the costs of these modifications will not be material and will be charged to operations as incurred.

            INSURANCE AND ANNUITY RESERVES

            Premiums for universal life contracts and annuities are reported as life insurance and annuity reserves under the deposit method. Reserves for life insurance and annuities are equal to the sum of the account balances including deferred service charges. Based on past experience, consideration is given in actuarial calculations to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. As a result in changes in the factors considered in the actuarial calculations, it is reasonably possible that the reserves for insurance and annuities could change in the near term.

            RECOGNITION OF INSURANCE AND ANNUITY REVENUES

            Revenues for universal life contracts are recognized upon assessment. Revenues for annuity contracts are recognized over the estimated policy term. These revenues consist of charges to policyholders primarily for mortality expenses and surrender charges. Annuity revenues consist of the charges assessed against the annuity account balance for services and surrender charges. Charges for future services are assessed; however, the related revenue is deferred and recognized in income over the period benefitted using the same assumptions as are used to amortize deferred policy acquisition costs.

            GUARANTY FUND ASSESSMENTS

            The Company's life insurance subsidiary is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other life insurance companies. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset. As of September 30, 1996 and 1995, the Company has accrued an estimated liability for guaranty fund assessments for known insolvencies net of estimated recoveries through premium tax offsets.

            INTEREST COSTS

            Interest costs associated with the development of real estate projects are capitalized. During the years ended September 30, 1996, 1995 and 1994, the Company capitalized interest of $2,468,411, $2,730,373 and $2,151,651, respectively.

            INCOME TAXES

            The Company accounts for income taxes using the liability method, which requires that deferred tax assets and liabilities be determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and tax attributes using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

            INCOME TAXES, CONTINUED

            The Company files a consolidated federal income tax return with its includable affiliates. The consolidating companies have executed a tax allocation agreement. Under the agreement, the Companies' income tax provisions are computed on a separate return basis and consolidated affiliates receive a reim-bursement to the extent that their losses and other credits result in a reduction of the consolidated tax liability.

            EARNINGS PER COMMON SHARE

            Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. All weighted average common shares outstanding and per share amounts have been retroactively restated to reflect the reverse stock split which occurred in fiscal 1994 (see Note 11). There were no common stock equivalents or potentially dilutive securities outstanding during any of the three years in the period ended September 30, 1996.

            HEDGING ACTIVITIES

            The Company is authorized by its Board of Directors, subject to certain limitations, to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio and in anticipation of sales and securitizations of real estate contracts and other receivable investments. The insurance subsidiary sells securities "short" (the sale of securities which are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of managing interest rate risk or to benefit from an anticipated movement in the financial markets.

            The Company also purchases collateralized mortgage obligations
            (CMOs), pass-through certificates and other asset-backed securities for its investment portfolio. Such purchases have been limited to tranches that perform in concert with the underlying mortgages or assets; i.e., improving in value with falling interest rates and declining in value with rising interest rates. The Company has not invested in "derivative

            HEDGING ACTIVITIES, CONTINUED

            products" that have been structured to perform in a way that magnifies the normal impact of changes in interest rates or in a way dissimilar to the movement in value of the underlying securities.

            Unrealized gains or losses associated with financial future contracts that meet the hedge criteria prescribed in Statement of Financial Standards No. 80 (SFAS No. 80), "Accounting for Futures Contracts" are deferred and recognized when the effects of changes in interest rate on the hedged asset are recognized. Sales of securities, not owned, are recognized as liabilities and are adjusted to market value with the unrealized gain or loss recognized currently in operations.

            In fiscal 1996, the Company sold U.S. Treasury securities, which it did not own, to provide an economic hedge for the anticipated securitization of real estate contracts and mortgage notes receivable which was completed in November 1996. At September 30, 1996, the Company was obligated to deliver U.S. Treasury securities with a market value of approximately $132,652,000. During the year ended September 30, 1996, the Company recognized a loss of approximately $820,000 associated with this obligation. At September 30, 1996, approximately $131,091,000 of the Company's cash and cash equivalents were restricted until such time as these obligations are repaid.

            INTEREST RATE RISK

            The results of operations of the Company may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates. The Company's financial assets (primarily real estate contracts and mortgage notes receivable, other receivables and investment securities) and liabilities (primarily annuity contracts and investment certificates) are subject to interest rate risk. In the year ending September 30, 1997, approximately $848,000,000 of the Company's financial liabilities will reprice or mature as compared to approximately $256,000,000 of its financial assets, resulting in a mismatch of approximately $592,000,000. This structure is beneficial in periods of declining interest rates; however, may result in declining net interest income during periods of rising interest rates. Of the financial liabilities scheduled to reprice or mature, approximately 74% are annuity contracts which are subject to surrender charges. Management is aware of the sources of interest rate risk and endeavors to actively monitor and manage its interest rate risk, although there can be no assurance regarding the management of interest rate risk in future periods.

            ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

            RECLASSIFICATIONS

            Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.


      2.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE:

          Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the United States. At September 30, 1996, the Company held first position liens associated with real estate contracts and mortgage notes receivable with a face value of approximately $675,000,000 (99%) and second or lower position liens of approximately $6,000,000 (1%). The Company's real estate contracts and mortgage notes receivable at September 30, 1996 are collateralized by property concentrated in the following geographic areas:


            Pacific Northwest (Alaska, Idaho, Montana, Oregon
              and Washington)                                           23%
            Pacific Southwest (Arizona, California and Nevada)          20
            Southwest (New Mexico and Texas)                            16
            Atlantic Northeast (Connecticut, Maryland, New Jersey,
              New York and Pennsylvania)                                10
            Southeast (Florida, Georgia, North Carolina and South
              Carolina)                                                 10
            Other                                                       21
                                                                       ---
                                                                       100%
                                                                       ===

          The value of real estate properties in these geographic regions will be affected by changes in the economic environment of that region. It is reasonably possible that these values could change in the near term, which would affect the Company's estimate of its allowance for losses associated with these receivables.

          The face value of the real estate contracts and mortgage notes receivable range principally from $15,000 to $300,000. At September 30, 1996, the Company had 52 receivables aggregating approximately $29,400,000 which had face values in excess of $300,000. No individual receivable is in excess of 0.4% of the total carrying value of real estate contracts and mortgage notes receivable, and less than 3% of the receivables are subject to variable interest rates. Contractual interest rates for 91% of the face value of receivables fall within a range from 6% to 13% per annum. The weighted average contractual interest rate on these receivables at September 30, 1996 is approximately 9.4%. Maturity dates range from 1996 to 2026.

          The following is a reconciliation of the face value of real estate contracts and mortgage notes receivable to the Company's carrying value at September 30, 1996 and 1995.

                                                  1996           1995
                                              ------------   ------------
            Face value of discounted
              receivables                     $548,537,547   $505,440,872
            Face value of originated
              receivables                      132,640,600    112,072,081
            Unrealized discounts, net of
              unamortized acquisition costs    (38,607,376)   (37,354,378)
            Accrued interest receivable          8,362,559      7,335,039
                                              ------------   ------------
            Carrying value                    $650,933,330   $587,493,614
                                              ============   ============

          The originated receivables are collateralized primarily by first position liens and result from loans made by the Company to facilitate the sale of its repossessed property. No unrealized discounts are attributable to originated receivables.

          The principal amount of receivables with required principal or interest payments being in arrears for more than three months was approximately $26,500,000 and $17,500,000 at September 30, 1996
          and 1995, respectively.

          Real estate contracts and mortgage notes receivable with net carrying values of approximately $38,212,000 were sold, resulting in gains of approximately $1,255,000, by the Company's life insurance subsidiary to affiliated entities in fiscal 1996. Sales of receivables with net carrying values of approximately $54,388,000 and $18,437,000 were sold without recourse to various financial institutions resulting in gains of approximately $2,645,000 and $1,970,000 in fiscal 1995 and 1994, respectively.

          Aggregate amounts of receivables (face value) expected to be received, based upon contractual payments are as follows:

            Fiscal Year Ending
               September 30,
            ------------------
                   1997                       $ 26,327,000
                   1998                         28,911,000
                   1999                         31,748,000
                   2000                         34,865,000
                   2001                         38,287,000
                Thereafter                     521,040,147
                                              ------------
                                              $681,178,147
                                              ============

      3.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE, HELD FOR
          SALE:

          Real estate contracts and mortgage notes receivable, held for sale consist of a pool of receivables which are intended to be securitized and sold without recourse in a private placement. On November 26, 1996, the Company securitized and sold all real estate contracts and mortgage notes receivable held for sale at September 30, 1996, which resulted in a pretax gain of approximately $8.9 million.

          The Company entered into a securitization transaction during the year ended September 30, 1996. The Company participates in these securitization transactions with its subsidiaries and affiliates. These receivables are structured in classes by credit rating and transferred to a real estate trust, which sells pass-through certificates to third parties. These securitizations are recorded as sales of receivables and gains, net of transaction expenses, are recognized in the consolidated statements of income as each class is sold.

          During the year ended September 30, 1996, proceeds from securitization transactions were approximately $112,975,000 and resulted in gains of approximately $7,798,000. The gain realized included approximately $2,290,000 associated with the estimated fair value of the mortgage servicing rights retained on the pool, which is included in other assets in the consolidated balance sheet. The fair value of these rights was determined based on the estimated present value of future net servicing cash flows, including float interest and late fees, adjusted for anticipated prepayments. The Company evaluates possible impairment in its mortgage servicing rights by similar type of loan, and to the extent that carrying value for a stratum exceeds its estimated fair value, an impairment loss is recognized. It is reasonably possible that actual prepayment experience could exceed the estimated prepayment factor in the near term, which would result in a reduction in the carrying value of retained mortgage servicing rights.

      3. REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE, HELD FOR SALE, CONTINUED:

          Of the receivables securitized, the Company has retained an investment in certain classes of the securities having a fair value of approximately $4,333,000 at September 30, 1996. These securities were transferred to the Company's investment portfolio and classified as available-for-sale. These certificates are the B-4 and residual certificate classes and are subordinate to the other offered classes of certificates. These classes receive the lowest priority of principal and interest distributions and thus bear the highest credit risk. The Company provides for this risk by reducing the interest yield on these securities and by providing a reserve for the principal distributions due on these subordinate classes which may not be received due to default or loss. The weighted average constant effective yield recognized by the Company on these securities was 13.2% at September 30, 1996.

          In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS 125 provides accounting and reporting standards based on a consistent application of a FINANCIAL-COMPONENTS APPROACH that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not expect that the application of the provisions of SFAS 125 will have a material effect on the Company's financial condition, results of operations or cash flows.


      4.  OTHER RECEIVABLE INVESTMENTS:

          Other receivable investments include various cash flow investments, primarily annuities and lottery prizes. Annuities are general obligations of the payor, which is generally an insurance company. Lottery prizes are general obligations of the insurance company or other entity making the lottery prize payments. Additionally, when the lottery prizes are from a state-run lottery, the lottery prizes are often backed by the general credit of the state.

          These investments normally are non-interest bearing and are purchased at a discount sufficient to meet the Company's investment yield requirements. The weighted average constant yield on these receivables at September 30, 1996 is approximately 8.71%. Maturity dates range from 1996 to 2035.

          The following is a reconciliation of the face value of the other receivable investments to the Company's carrying value at September 30, 1996 and 1995.


                                                  1996           1995
                                              ------------   ------------

            Face value of receivables         $173,280,414   $ 70,965,501
            Unrealized discounts, net of
              unamortized acquisition costs    (65,786,264)   (29,374,086)
                                              ------------   ------------
            Carrying value                    $107,494,150   $ 41,591,415
                                              ============   ============


          All such receivables at September 30, 1996 were performing in accordance with their contractual terms.

          During the years ended September 30, 1996 and 1995, the Company sold approximately $27,853,000 and $14,120,000, respectively, of these receivables without recourse and recognized gains of approximately $1,882,000 and $1,761,000, respectively.

          The following other receivable investments, by obligor, were in excess of ten percent of stockholders' equity at September 30, 1996 and 1995.

                                                             Aggregate
                                                             Carrying
            Issuer                                           Amount
            ----------------------------------------------   ------------

            1996:
              California State Agency                        $ 24,718,527
              New York State Agency                            15,511,891
              New Jersey State Agency                          10,975,661
              Oregon State Agency                              10,532,006
              Arizona State Agency                             10,223,076
              Michigan State Agency                             8,518,973
              Colorado State Agency                             4,903,971

            1995:
              California State Agency                           8,934,296
              Arizona State Agency                              6,630,281
              New Jersey State Agency                           4,931,025
              New York State Agency                             4,758,062

          Aggregate amounts of contractual maturities of other receivable investments (face amounts) are as follows:

            Fiscal Year Ending
               September 30,
            ------------------
                   1997                       $ 15,880,000
                   1998                         15,364,000
                   1999                         16,177,000
                   2000                         16,973,000
                   2001                         15,399,000
                Thereafter                      93,487,414
                                              ------------
                                              $173,280,414
                                              ============

      5.  REAL ESTATE HELD FOR SALE AND DEVELOPMENT:

          A detail of the Company's real estate held for sale and development by state as of September 30, 1996 is as follows:

                                                Single-       Multi-
                                                Family        Family
              State               Land          Dwelling      Dwelling      Commercial    Condominium   Total
              ----------------    -----------   -----------   -----------   -----------   -----------   -----------
              Alabama                           $    74,500                                             $    74,500
              Alaska              $    51,710                                             $    80,790       132,500
              Arizona                 550,142       410,472                 $    80,000                   1,040,614
              Arkansas                               81,000                                                  81,000
              California            1,100,363     1,999,116   $    14,543       370,450       546,285     4,030,757
              Colorado                160,000                                                 812,471       972,471
              Connecticut                           301,113                                                 301,113
              Florida                  28,642       868,778        20,000                     125,422     1,042,842
              Georgia                                47,821                                                  47,821
              Hawaii                                                          3,825,791    18,829,598    22,655,389
              Idaho                                  61,564                                                  61,564
              Illinois                               69,082                                                  69,082
              Indiana                                16,000                                                  16,000
              Iowa                                  110,309                                                 110,309
              Kansas                                 72,870                                                  72,870
              Louisiana                              17,796                                                  17,796
              Maine                                 204,896                                                 204,896
              Maryland                              307,165                                                 307,165
              Massachusetts                         138,000                                                 138,000
              Michigan                              259,230                      90,000                     349,230
              Minnesota                             195,085                                                 195,085
              Mississippi              28,106        58,782                                                  86,888
              Missouri                 40,500       169,181                                   119,811       329,492
              Montana                  27,083                                                                27,083
              Nebraska                               38,231                                                  38,231
              Nevada                                 62,000                                                  62,000
              New Hampshire                         171,114        50,000                                   221,114
              New Jersey                             84,937                     180,000                     264,937
              New Mexico               10,500        39,449                                                  49,949
              New York                  7,633       455,070                                                 462,703
              North Carolina           10,907                                                                10,907

                                                Single-       Multi-
                                                Family        Family
              State               Land          Dwelling      Dwelling      Commercial    Condominium   Total
              ----------------    -----------   -----------   -----------   -----------   -----------   -----------
              Ohio                                   82,400                                                  82,400
              Oklahoma                 51,045       140,992                                                 192,037
              Oregon                                 75,659                                                  75,659
              Pennsylvania             32,400       195,715                                                 228,115
              South Carolina                         71,400                      91,506        30,000       192,906
              Tennessee                              77,650                                                  77,650
              Texas                    48,649       910,960                      65,000                   1,024,609
              Utah                                   26,000                                                  26,000
              Virginia                               26,500                                    72,000        98,500
              Washington           34,736,817       855,044                  13,126,130        57,500    48,775,491
              Wyoming                                85,613                                                  85,613
                                  -----------   -----------   -----------   -----------   -----------   -----------
              Balances at
                September 30,
                1996              $36,884,497   $ 8,861,494   $    84,543   $17,828,877   $20,673,877   $84,333,288
                                  ===========   ===========   ===========   ===========   ===========   ===========
              Balances at
                September 30,
                1995              $39,084,721   $ 7,124,907   $         0   $16,312,303   $28,583,072   $91,105,003
                                  ===========   ===========   ===========   ===========   ===========   ===========

          At September 30, 1996, the Company had approximately $68,930,000 invested in real estate development projects and approximately $1,600,000 in commitments for construction associated with these projects.

      6.  ALLOWANCE FOR LOSSES ON REAL ESTATE ASSETS:

          The following is a summary of the changes in the allowance for losses on real estate assets for the years ended September 30, 1996, 1995 and 1994:

                                     1996          1995          1994
                                  -----------   -----------   -----------
            Beginning balance     $ 8,116,065   $ 9,108,383   $10,598,491
            Provisions              6,360,072     4,174,644     5,533,193
            Charge-offs            (4,283,553)   (5,166,962)   (7,023,301)
                                  -----------   -----------   -----------
            Ending balance        $10,192,584   $ 8,116,065   $ 9,108,383
                                  ===========   ===========   ===========

          At September 30, 1996, the net investment in real estate contracts and mortgage notes receivable for which impairment has been recognized in accordance with SFAS 114 was approximately $2,642,000, of which approximately $118,000, representing the amounts by which the net carrying value of the receivable exceeds the fair value of the collateral, has been specifically included in the allowance for losses on real estate assets.

          During the year ended September 30, 1996, the average recorded investment in impaired receivables was approximately $2,251,000. Interest income of approximately $212,000 was recognized on these receivables in fiscal 1996 during the period in which they were impaired.


      7.  LAND, BUILDINGS AND EQUIPMENT:

          Land, buildings, equipment and related accumulated depreciation at September 30, 1996 and 1995 consisted of the following:

                                                   1996          1995
                                                -----------   -----------

            Land                                $   561,794   $   561,794
            Buildings and improvements            6,850,175     6,486,193
            Furniture and equipment              10,365,201     9,415,754
                                                -----------   -----------
                                                 17,777,170    16,463,741
            Less accumulated depreciation        (9,260,572)   (8,314,891)
                                                -----------   -----------
            Totals                              $ 8,516,598   $ 8,148,850
                                                ===========   ===========

      8.  INVESTMENTS:

          A summary of carrying and estimated market values of investments at September 30, 1996 and 1995 is as follows:

                                                                         1996
                                              --------------------------------------------------------------
                                                             Gross          Gross          Estimated
                                              Amortized      Unrealized     Unrealized     Market Values
              Available-for-Sale              Costs          Gains          Losses         (Carrying Values)
              -----------------------------   ------------   ------------   ------------   -----------------
              Government-backed bonds         $ 11,932,337   $         --   $   (477,670)    $ 11,454,667
              Corporate bonds                   20,230,518          1,897       (437,009)      19,795,406
              Utility bonds                      3,003,075             --        (35,897)       2,967,178
              Pass-through certificates          4,333,481             --             --        4,333,481
                                              ------------   ------------   ------------     ------------
              Total fixed maturities            39,499,411          1,897       (950,576)      38,550,732
              Equity securities                      1,592          2,174             --            3,766
                                              ------------   ------------   ------------     ------------
              Totals                          $ 39,501,003   $      4,071   $   (950,576)    $ 38,554,498
                                              ============   ============   ============     ============
                                                                         1996
                                              --------------------------------------------------------------
                                              Amortized
                                              Costs          Gross          Gross
                                              (Carrying      Unrealized     Unrealized     Estimated
              Held-to-Maturity                Values)        Gains          Losses         Market Values
              -----------------------------   ------------   ------------   ------------   -----------------
              Government-backed bonds         $ 60,005,894   $     11,775   $ (4,006,114)    $ 56,011,555
              Corporate bonds                   12,056,534             --       (202,717)      11,853,817
              Utility bonds                      4,989,311             --       (189,652)       4,799,659
              Mortgage- and asset-backed
                  securities                    47,696,751         38,062     (1,199,760)      46,535,053
                                              ------------   ------------   ------------     ------------
              Totals                          $124,748,490   $     49,837   $ (5,598,243)    $119,200,084
                                              ============   ============   ============     ============

                                                                         1995
                                              --------------------------------------------------------------
                                                             Gross          Gross          Estimated
                                              Amortized      Unrealized     Unrealized     Market Values
              Available-for-Sale              Costs          Gains          Losses         (Carrying Values)
              -----------------------------   ------------   ------------   ------------   -----------------
              Government-backed bonds         $ 15,626,072   $         --   $   (275,286)    $ 15,350,786
              Corporate bonds                   15,627,468         12,621       (143,083)      15,497,006
              Utility bonds                        999,346             --        (17,158)         982,188
                                              ------------   ------------   ------------     ------------
              Totals                          $ 32,252,886   $     12,621   $   (435,527)    $ 31,829,980
                                              ============   ============   ============     ============
                                                                         1995
                                              --------------------------------------------------------------
                                              Amortized
                                              Costs          Gross          Gross
                                              (Carrying      Unrealized     Unrealized     Estimated
              Held-to-Maturity                Values)        Gains          Losses         Market Values
              -----------------------------   ------------   ------------   ------------   -----------------
              Government-backed bonds         $ 71,323,272   $     46,942   $ (3,901,292)    $ 67,468,922
              Corporate bonds                   68,659,432          6,337     (1,084,387)      67,581,382
              Utility bonds                     10,653,392             --       (261,680)      10,391,712
              Mortgage- and asset-backed
                  securities                    37,437,446             --       (815,577)      36,621,869
                                              ------------   ------------   ------------     ------------
              Totals                          $188,073,542   $     53,279   $ (6,062,936)    $182,063,885
                                              ============   ============   ============     ============

          All bonds and mortgage- and asset-backed securities held at September 30, 1996 and 1995 were performing in accordance with their terms.

          During the year ended September 30, 1995, the Company entered into financial futures contracts to hedge its interest rate risk on certain held-to-maturity debt securities with remaining contractual terms of approximately eight years against a potential increase in interest rates. Interest rates declined, resulting in a realized loss of $1,600,000 associated with such contracts. The hedging loss has been deferred and is being amortized over the contractual term of the hedged debt securities using the interest method. The remaining unamortized hedging loss at September 30, 1996 was approximately $1,398,000. At September 30, 1996 and 1995, the Company was not a party to any derivative financial instruments relative to its investments in debt or equity securities.

          Net unrealized losses, net of deferred federal income taxes, of approximately $625,000 and $279,000, respectively, on the available-for-sale portfolio at September 30, 1996 and 1995 are reported as a separate component of stockholders' equity. During the year ended September 30, 1994, the Company transferred approximately $79,000,000 of investments from the available-for-sale portfolio to the held-to-maturity portfolio. At the date of transfer, these investments had net unrealized losses of approximately $1,060,000 before income taxes. These unrealized losses are being amortized over the term of the investments transferred using the interest method. At September 30, 1996, the remaining unamortized loss of approximately $507,000, net of deferred income taxes, is reported as a reduction of stockholders' equity.

          During the year ended September 30, 1996, in accordance with a Special Report issued by the Financial Accounting Standards Board, the Company reassessed and reclassified held-to-maturity debt securities with a carrying value of approximately $72,500,000 to the available-for-sale classification. At the date of the transfer, the debt securities were valued at fair value of approximately $72,000,000. The difference between the carrying value and fair value of the reclassified debt securities at the date of transfer of approximately $500,000 is being recognized over the remaining contractual term of the securities using the interest method.

          The following individual investments (excluding U.S. government bonds) held by the Company at September 30, 1996 and 1995, were in excess of ten percent of stockholders' equity.

                                                             Carrying
            Issuer                                           Amount
            ----------------------------------------------   ------------
            1996:
              Mortgage-backed securities:
                Residential Funding Mortgage Securities
                  (four issues)                              $ 16,142,719
                Chase Mortgage Finance Corp.
                  (seven issues)                               10,620,875
                Prudential Home Mortgage Securities
                  (three issues)                                7,160,855
                Countrywide Funding Corp.                       4,852,322

            1995:
              Mortgage-backed securities:
                Residential Funding Mortgage Securities
                  (three issues)                               14,450,307
                Chase Mortgage Finance Corp.                    4,992,835
                Prudential Home Mortgage Securities
                  (two issues)                                  7,350,343
                Countrywide Funding Corp.                       4,821,305

          The amortized costs and estimated market values of held-to-maturity and available-for-sale debt securities at September 30, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Amortized      Estimated
                                              Cost           Market Value
                                              ------------   ------------
            Available-for-sale debt
              securities:
                Due in one year or less       $ 10,541,669   $ 10,522,470
                Due after one year through
                  five years                    13,552,416     13,284,073
                Due after five years through
                  ten years                     11,071,845     10,410,708
                                              ------------   ------------
                                                35,165,930     34,217,251
                Pass-through certificates        4,333,481      4,333,481
                                              ------------   ------------
                                              $ 39,499,411   $ 38,550,732
                                              ============   ============

                                              Amortized      Estimated
                                              Cost           Market Value
                                              ------------   ------------
            Held-to-maturity debt securities:
              Due in one year or less         $  7,654,667   $  7,612,538
              Due after one year through
                five years                      18,557,157     18,137,785
              Due after five years through
                ten years                       50,591,766     46,658,714
              Due after ten years                  248,149        255,994
                                              ------------   ------------
                                                77,051,739     72,665,031
              Mortgage- and asset-backed
                bonds                           47,696,751     46,535,053
                                              ------------   ------------
                                              $124,748,490   $119,200,084
                                              ============   ============

          The Company intends to maintain an available-for-sale portfolio which may be shifted between investments of differing types and maturities to attempt to maximize market returns without assuming unacceptable levels of credit risk. Future purchases assigned to the held-to-maturity portfolio will be to replace maturing investments, or increase the overall size of the portfolio (while maintaining its overall composition).


      9.  DEBT PAYABLE, CONTINUED:

          At September 30, 1996 and 1995, debt payable consisted of the following:

                                                                  1996          1995
                                                               -----------   -----------
              Reverse repurchase agreements with various
                 securities brokers, interest at 5.0% to
                 5.8% per annum; due on October 1, 1996;
                 collateralized by $17,700,000 in U.S.
                 government-backed bonds                       $16,834,750

              Reverse repurchase agreements with Paine-
                 Webber, interest at 5.38% per annum; due
                 on October 4, 1996; collateralized by
                 $20,000,000 in U.S. Treasury bonds             18,650,000

              Reverse repurchase agreements with various
                 securities brokers, interest at 6.1% to
                 6.75% per annum; due on October 2, 1995;
                 collateralized by $25,000,000 in U.S.
                 Treasury bonds                                              $24,131,625

                                                                  1996          1995
                                                               -----------   -----------
              Real estate contracts and mortgage notes
                 payable, interest rates ranging from 3.0%
                 to 10.9%, due in installments through
                 2016; collateralized by senior liens on
                 certain of the Company's real estate
                 contracts, mortgage notes and real estate
                 held for sale                                   2,965,107     1,385,568

              Accrued interest payable                             151,289        35,258
                                                               -----------   -----------
                                                               $38,601,146   $25,552,451
                                                               ===========   ===========

          Aggregate amounts of principal and accrued interest payments due on debt payable at September 30, 1996 are as follows:

            Fiscal Year Ending
               September 30,
            ------------------
                   1997                              $37,023,000
                   1998                                  710,000
                   1999                                  242,000
                   2000                                  137,000
                   2001                                  187,000
                Thereafter                               302,146
                                                     -----------
                                                     $38,601,146
                                                     ===========

     10.  DEBENTURE BONDS:

          At September 30, 1996 and 1995, debenture bonds consisted of the following:

                                       Principally
              Annual Interest Rates    Maturing in               1996           1995
              ---------------------    -------------------   ------------   ------------
              5% to 6%                 1997                  $    537,000   $  2,486,000
              6% to 7%                 1997, 1998 and 1999      4,979,000      6,911,000
              7% to 8%                 1999 and 2000           51,261,000     50,165,000
              8% to 9%                 1997, 1998 and 2000     84,372,000     85,258,000
              9% to 10%                1997                    20,136,000     30,044,000
              10% to 11%               1998 and 1999            1,749,000      1,951,000
                                                             ------------   ------------
                                                              163,034,000    176,815,000
              Compound and accrued interest                    29,139,751     24,496,873
                                                             ------------   ------------
                                                             $192,173,751   $201,311,873
                                                             ============   ============

          Unamortized debenture issuance costs incurred in connection with the sale of debentures aggregated $2,597,477 and $3,390,744 at September 30, 1996 and 1995, respectively, and are included in deferred costs on the consolidated balance sheets.

          Debenture bonds at September 30, 1996 mature as follow:

            Fiscal Year Ending
              September 30,
            ------------------
                   1997                             $ 50,030,000
                   1998                               52,163,000
                   1999                               41,335,000
                   2000                               40,408,000
                   2001                                5,877,000
                Thereafter                             2,360,751
                                                    ------------
                                                    $192,173,751
                                                    ============

          At September 30, 1996, as required by Washington State regulation, the parent company could not have more than an aggregate total of $202,300,000 in outstanding debentures (including accrued and compound interest) and outstanding preferred stock (based on original sales price) of $49,540,000. Outstanding preferred stock is limited to the amount outstanding June 30, 1996 ($49,000,000) plus reinvested dividends ($540,000)
          after that date. At September 30, 1996, the Company had total outstanding debentures of approximately $192,174,000 and total outstanding preferred stock of approximately $49,496,000.

     11.  STOCKHOLDERS' EQUITY:

          A summary of preferred and common shares at September 30, 1996 and 1995 is as follows:

                                                       Issued and Outstanding Shares
                                             -------------------------------------------------
                                                      1996                      1995
                                             -----------------------   -----------------------
                                Authorized
                                Shares       Shares      Amount        Shares      Amount
                                ----------   ---------   -----------   ---------   -----------
              Preferred Stock
                 Series A          750,000         --    $        --         --    $       --
                 Series B          200,000         --             --         --            --
                 Series C        1,000,000     438,343     4,383,432     441,794     4,417,943
                 Series D        1,375,000     673,915     6,739,150     682,359     6,823,587
                 Series E        5,000,000   1,039,562    10,395,616   1,038,558    10,385,576
                                ----------   ---------   -----------   ---------   -----------
                                 8,325,000   2,151,820   $21,518,198   2,162,711   $21,627,376
                                ==========   =========   ===========   =========   ===========
              Common Stock
                 Class A               222         130   $   293,417         130   $   293,417
                 Class B               222          --            --          --            --
                                ----------   ---------   -----------   ---------   -----------
                                       444         130   $   293,417         130   $   293,417
                                ==========   =========   ===========   =========   ===========
              Subordinate
                 Preferred
                 Stock           1,000,000          --   $        --          --   $        --
                                ==========   =========   ===========   =========   ===========

          The Series E preferred stock has been issued in the following sub-series:

                                                       Issued and Outstanding Shares
                                             -------------------------------------------------
                                                      1996                      1995
                                             -----------------------   -----------------------
                                             Shares      Amount        Shares      Amount
                                             -----------------------   ---------   -----------
              Series E-1                       728,698   $ 7,286,982     748,578   $ 7,485,783
              Series E-2                        45,579       455,790      45,621       456,208
              Series E-3                       107,874     1,078,736     108,369     1,083,685
              Series E-4                        62,978       629,776      62,993       629,929
              Series E-5                        13,744       137,443      13,747       137,475
              Series E-6                        80,689       806,889      59,250       592,496
                                             ---------   -----------   ---------   -----------
                                             1,039,562   $10,395,616   1,038,558   $10,385,576
                                             =========   ===========   =========   ===========

            PREFERRED STOCK

            Series A preferred stock has a par value of $1 per share, is cumulative and the holders thereof are entitled to receive dividends at the annual rate of 8.5%. Series B preferred stock is cumulative and the holders thereof are entitled to receive monthly dividends at the annual rate of two percentage points over the rate payable on six-month U.S. Treasury Bills as determined by the Treasury Bill auction last preceding the monthly dividend declaration. Series C, D and E-1 preferred stock are also cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate equal to the highest of the "Treasury Bill Rate," the "Ten Year Constant Maturity Rate" or the "Twenty Year Constant Maturity Rate" determined immediately prior to the declaration date. The Board of Directors may, at its sole option, declare a higher dividend rate; however, dividends shall be no less than 6% or greater than 14% per annum. Series E-2, E-3, E-4, E-5 and E-6 preferred stock are also cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate of one-half of one percent more than the rate in effect for the E-1 series; however, dividends shall be no less than 6% or greater than 14% per annum.

            Series B, C, D and E-1 preferred stock have a par value of $10, were sold to the public for $10 and are callable at the sole option of the Board of Directors at $10.50 per share reduced proratably to $10.20 per share as of the date five years from the date of issuance. Series E-2, E-3, E-4, E-5 and E-6 preferred stock have a par value of $10 per share, were sold to the public at $100 per share and are callable at the sole option of the Board of Directors at $100 per share.

            All preferred stock series have liquidation preferences equal to their issue price, are non-voting and are senior to the common shares as to dividends. All preferred stock dividends are based upon the original issue price.

            At September 30, 1996, as required by state regulation, the amount of the Company's aggregate total outstanding preferred stock and debentures was limited (see Note 10).

            SUBORDINATE PREFERRED STOCK

            Subordinate preferred shares, no par value, shall be entitled to receive dividends as authorized by the Board of Directors, provided that such dividend rights are subordinate and junior to all series of preferred stock. Subordinate preferred shares shall be entitled to distributions in liquidation in such priority as established by the Board of Directors prior to the issuance of any such shares. These liquidation rights shall at all times be subordinate and junior to all series of preferred stock. At September 30, 1996 and 1995, no subordinate preferred stock had been issued.

            COMMON STOCK

            Prior to September 30, 1994, Class A and B common stock had a par value of $1 per share. On September 30, 1994, the Company's Board of Directors authorized a 2,250:1 reverse stock split and changed the par value from $1 per share to $2,250 per share. All common shares reflect the reverse stock split. Class B is senior to Class A common stock as to liquidation up to the amount of the original investment. Any remaining amounts are then distributed pro rata to Class A and Class B common stockholders. Class B common stock has no voting rights. All series of common stock are subordinate in liquidation to all series of preferred stock.

            Dividend restrictions are imposed by regulatory authorities on the insurance subsidiary in which the Company has a 96.5% or greater stock ownership interest. These restrictions are limited to the unassigned statutory surplus of the insurance subsidiary which totaled approximately $5,567,000 at September 30, 1996 (see Note 15).

     12.  INCOME TAXES:

          The Company files a consolidated federal income tax return with all of its subsidiaries.

          The income tax effects of the temporary differences giving rise to the Company's deferred tax assets and liabilities as of September 30, 1996 and 1995 are as follows:

                                                                         1996
                                                               -------------------------
                                                               Assets        Liabilities
                                                               -----------   -----------
              Allowance for losses on real estate assets       $ 2,678,016
              Reserves on repossessed real estate                  707,643
              Deferred contract acquisition costs and
                 discount yield recognition                                  $16,715,163
              Office properties and equipment                                  1,776,499
              Deferred policy acquisition costs                               22,964,052
              Life insurance and annuity reserves                9,018,029
              Guaranty fund liability                            1,353,320
              Investments                                                        636,939
              Tax credit carryforwards                           1,742,000
              Other                                                959,206
              Net operating loss carryforwards                   9,739,608
                                                               -----------   -----------
              Total deferred income taxes                      $26,197,822   $42,092,653
                                                               ===========   ===========
                                                                         1995
                                                               -------------------------
                                                               Assets        Liabilities
                                                               -----------   -----------
              Allowance for losses on real estate assets       $ 1,325,773
              Reserves on repossessed real estate                  867,550
              Deferred contract acquisition costs and
                 discount yield recognition                                  $18,224,880
              Office properties and equipment                                  1,529,695
              Deferred policy acquisition costs                               22,653,678
              Life insurance and annuity reserves                6,395,750
              Guaranty fund liability                            1,047,320
              Investments                                                      1,377,602
              Tax credit carryforwards                           1,115,000
              Other                                                863,898
              Net operating loss carryforwards                  19,916,089
                                                               -----------   -----------
              Total deferred income taxes                      $31,531,380   $43,785,855
                                                               ===========   ===========

          No valuation allowance has been established to reduce deferred tax assets as it is more likely than not that these assets will be realized due to the future reversals of existing taxable temporary differences. Realization is dependent on the generation of sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

          Following is a reconciliation of the provision for income taxes to an amount as computed by applying the statutory federal income tax rate to income before income taxes:

                                                    1996          1995          1994
                                                 -----------   -----------   -----------
              Federal income taxes at statutory
                 rate                            $ 4,209,817   $ 3,224,472   $ 2,956,219
              State taxes and other                   25,652      (116,575)       36,257
                                                 -----------   -----------   -----------
              Income tax provision               $ 4,235,469   $ 3,107,897   $ 2,992,476
                                                 ===========   ===========   ===========

            The components of the provision for income taxes are as follows:

                                                    1996          1995          1994
                                                 -----------   -----------   -----------
              Current                            $   595,113   $   359,907   $   348,306
              Deferred                             3,640,356     2,747,990     2,644,170
                                                 -----------   -----------   -----------
                                                 $ 4,235,469   $ 3,107,897   $ 2,992,476
                                                 ===========   ===========   ===========

          At September 30, 1996, the Company and its subsidiaries had unused net operating loss carryforwards, for income tax purposes, as follows:

                                                               Life
                                                 Non-Life      Company
                                                 Group Net     Net           Net
                                                 Operating     Operating     Operating
              Expiring in                        Losses        Losses        Losses
              -----------                        -----------   -----------   ------------
                  2004                           $ 3,766,219                 $ 3,766,219
                  2005                             6,409,762                   6,409,762
                  2006                             5,612,555                   5,612,555
                  2007                               945,516                     945,516
                  2008                                         $11,911,853    11,911,853
                                                 -----------   -----------   -----------
                                                 $16,734,052   $11,911,853   $28,645,905
                                                 ===========   ===========   ===========

          Federal tax regulations require non-life net operating losses to be offset first against non-life income for the tax year and then against a maximum of 35% of taxable life income for the year, if any.

          At September 30, 1996, the Company has alternative minimum tax credits of approximately $1,237,000 and general business tax credit carryforwards of approximately $505,000 available to reduce regular income taxes payable. The general business tax credit carryforwards begin to expire in 2004.

     13.  DEFERRED COSTS:

          An analysis of deferred costs related to policy acquisition and debenture issuance for the years ended September 30, 1996, 1995 and 1994 is as follows:


                                                 Policy        Debenture
                                                 Acquisition   Issuance      Total
                                                 -----------   -----------   -----------
              Balance at September 30, 1993      $70,024,363   $ 3,422,308   $73,446,671
              Deferred during the year:
                 Commissions                       5,572,146     1,381,525     6,953,671
                 Other expenses                    2,493,703       510,588     3,004,291
                                                 -----------   -----------   -----------
              Total deferred                      78,090,212     5,314,421    83,404,633
              Amortized during the year           (7,015,570)   (1,592,987)   (8,608,557)
              Reduction upon sale of subsidiary                   (688,559)     (688,559)
                                                 -----------   -----------   -----------
              Balance at September 30, 1994       71,074,642     3,032,875    74,107,517
              Deferred during the year:
                 Commissions                       9,383,938     1,461,033    10,844,971
                 Other expenses                    3,587,804       280,196     3,868,000
                                                 -----------   -----------   -----------
              Total deferred                      84,046,384     4,774,104    88,820,488
              Amortized during the year          (10,300,547)   (1,383,360)  (11,683,907)
              Reduction upon sale of subsidiary   (2,614,778)                 (2,614,778)
                                                 -----------   -----------   -----------
              Balance at September 30, 1995       71,131,059     3,390,744    74,521,803
              Deferred during the year:
                 Commissions                       6,503,580       191,064     6,694,644
                 Other expenses                    3,438,804       402,360     3,841,164
                                                 -----------   -----------   -----------
              Total deferred                      81,073,443     3,984,168    85,057,611
              Amortized during the year           (9,140,559)   (1,386,691)  (10,527,250)
                                                 -----------   -----------   -----------
              Balance at September 30, 1996      $71,932,884   $ 2,597,477   $74,530,361
                                                 ===========   ===========   ===========

          The amortization of deferred policy acquisition costs, which is based on the estimated gross profits of the underlying life and annuity products, could be changed significantly in the near term due to changes in the interest rate environment. As a result, the recoverability of these costs may be adversely affected in the near term.

     14.  LIFE INSURANCE AND ANNUITY RESERVES:

          Life insurance and annuity reserves are based upon contractual amounts due to the annuity holder, including accrued interest. Annuity contract interest rates ranged from 4.25% to 10.65% and 4.45% to 10.65% during the years ended September 30, 1996 and 1995, respectively. Interest assumptions used to compute life insurance reserves ranged from 5.0% to 6.5% and 5.25% to 6.5% during the years ended September 30, 1996 and 1995, respectively.

          The Company's subsidiary has ceded a portion of certain life insurance risks and the related premiums to other companies. These insurance transactions permit the Company to recover defined portions of losses from claims on life insurance policies issued by the Company. The reinsured risks are treated as though they are risks for which the subsidiary is not liable. Life insurance reserves, as reported in these financial statements, do not include reserves on the ceded business. The face value of life insurance policies ceded to other companies was approximately $58,679,000 and $62,906,000 at September 30, 1996
          and 1995, respectively. Life insurance premiums ceded were $354,830 and $364,553 for fiscal 1996 and 1995, respectively. The Company is contingently liable for claims on ceded life insurance business in the event the reinsuring companies do not meet their obligations under those reinsurance agreements.

          All states in which the Company's life insurance subsidiary operates have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset.

          The net amounts expensed by the Company's life insurance subsidiary for guaranty fund assessments and amounts estimated to be assessed for the years ended September 30, 1996, 1995 and 1994 were $900,000, $782,000 and $192,000, respectively. The Company's estimate of these liabilities is based upon updated information from the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies occurring during the years 1988 through 1994. These estimates are subject to future revisions based upon the ultimate resolution of the insolvencies and resultant losses. As a result of these uncertainties, the

          Company's estimate of future assessments could change in the near term. The Company does not believe that the amount of future assessments associated with known insolvencies after 1994 will be material to its financial condition or results of operations. At September 30, 1996, the amount of estimated future guaranty fund assessments of approximately $3,980,000 have been recorded, which is net of a 8.25% discount rate applied to the estimated payment term of approximately seven years. The remaining unamortized discount associated with this accrual was approximately $832,000 at September 30, 1996.


     15.  STATUTORY ACCOUNTING:

          The Company's life insurance subsidiary is required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles (GAAP). Selected statutory and the GAAP financial statement balances for insurance subsidiaries as of and for the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                               Statutory     GAAP
                                                               ------------  -----------
              Stockholders' equity:
                 1996                                          $48,721,922   $81,605,742
                 1995                                           43,340,817    78,826,654
                 1994                                           48,206,960    77,142,373

              Net income:
                 1996                                          $ 7,224,359   $ 3,076,252
                 1995                                            2,634,919     2,717,893
                 1994                                           12,544,070     8,449,317

              Unassigned statutory surplus and retained earnings:
                 1996                                          $ 5,566,922   $38,450,742
                 1995                                            1,985,817    38,233,333
                 1994                                            6,826,960    38,559,708

          Due to the sale of OSL during fiscal 1995, stockholders' equity and unassigned statutory surplus and retained earnings amounts above do not include OSL at September 30, 1996 and 1995. Also, the 1995 net income above only includes OSL operations through May 31, 1995.

          Under applicable Washington State Insurance laws and regulations, the Company's life insurance subsidiary is required to maintain minimum levels of surplus, determined in accordance with statutory accounting practices, in the aggregate amount of $150,000. The Revised Code of Washington defines surplus as "the excess of statutory assets over statutory liabilities, accounting for the pear value of capital stock as a liability." At
          September 30, 1996, the Company's life insurance subsidiary was in compliance with this requirement.

          The National Association of Insurance Commissioners (NAIC) currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices that insurance enterprises use to prepare their statutory financial statements. Written approval was received from the Insurance Department of the state of Washington to capitalize the underwriting fees charged to the life insurance subsidiary by Metropolitan and to amortize these fees as an adjustment of the yield on acquired receivables. Statutory accounting practices prescribed by the state of Washington do not describe the accounting required for this type of transaction. As of September 30, 1996, this permitted accounting practice increased statutory surplus by approximately $28,700,000 over what it would have been had prescribed practices disallowed this accounting treatment.

          The regulatory authorities impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital (RBC) specify various weighting factors that are applied to financial balances or various levels of activity based on perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level, RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The RBC measure of the insurance subsidiary at September 30, 1996 and 1995 was above the minimum standards.

     16.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS:

          The following table summarizes interest costs, net of amounts capitalized and income taxes paid during the years ended September 30, 1996, 1995 and 1994:

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Interest, net of amounts
                 capitalized                     $12,653,377   $20,214,329   $23,541,173
              Income taxes                         2,503,482     1,157,155       333,154


          Non-cash investing and financing activities of the Company during the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Loans to facilitate the sale of
                 real estate held                $39,102,941   $34,102,247   $33,461,966
              Transfers between annuity
                 products                         17,051,327    58,012,857    22,248,418
              Transfer of investments from
                 available-for-sale portfolio
                 to held-to-maturity portfolio                                79,001,795
              Transfer of investment from
                 held-to-maturity portfolio
                 to available-for-sale portfolio  72,572,322
              Transfer of property from land,
                 buildings and equipment
                 to real estate held for sale
                 and development                                 1,598,999       258,894
              Change in net unrealized (losses)
                 gains on investments, net          (244,853)    2,005,960    (3,371,012)
              Real estate held for sale and
                 development acquired through
                 foreclosure                      14,270,520    13,850,388    19,245,977
              Debt assumed upon foreclosure of
                 real estate contracts                              16,059       129,062
              Assumption of other debt payable
                 in connection with the acqui-
                 sition of real estate contracts
                 and mortgage notes                3,633,657       526,868       191,213

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Reduction in assets and liabili-
                 ties associated with sale of
                 subsidiaries:
                   Investment securities                         9,401,577
                   Real estate contracts and
                      mortgage notes receivable                 32,391,856    27,267,736
                   Real estate held for sale                       514,889       503,000
                   Allowance for losses on real
                      estate assets                                322,548       287,439
                   Deferred costs                                2,620,571       688,559
                   Equipment                                        13,395
                   Other assets                                    186,316        22,176
                   Annuity reserves                             44,558,959
                   Debenture bonds and accrued
                      interest                                                30,111,270
                   Debt payable                                                  120,953
                   Accounts payable and accrued
                      expenses                                   1,653,970       318,574


     17.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

            PUBLICLY TRADED INVESTMENT SECURITIES - Fair value is determined by quoted market prices.

            REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE - For loans, the discount rate is estimated using rates currently offered for loans of similar characteristics that reflect the credit and interest rate risk inherent in the loan. For residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates. The prepayment estimates are based upon internal historical data.

            OTHER RECEIVABLE INVESTMENTS - The fair value of other receivable investments is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for investments with similar credit ratings and similar remaining maturities.

            DEBENTURE BONDS AND DEBT PAYABLE - The fair value of debenture bonds and debt payable is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

            SECURITIES SOLD, NOT OWNED - Fair value is determined by quoted market prices, including accrued interest necessary to settle repurchase.

            OTHER FINANCIAL ASSETS AND LIABILITIES - The carrying amount of financial instruments in these classifications, including insurance policy loans approximates fair value. Policy loans are charged interest on a variable rate subject to current market conditions, thus carrying amounts approximate fair value.

            The estimated fair values of the following financial instruments as of September 30, 1996 and 1995 are as follows:

                                                                        1996
                                                             ---------------------------
                                                             Carrying
                                                             Amounts        Fair Value
                                                             ------------   ------------
                 Financial assets:
                   Cash and cash equivalents                 $167,879,080   $167,879,080
                   Investments:
                      Available-for-sale securities            38,554,498     38,554,498
                      Held-to-maturity securities             124,748,490    119,200,084
                   Real estate contracts and mortgage
                      notes receivable                        642,570,771    668,373,000
                   Other receivable investments               107,494,150    109,258,000
                 Financial liabilities:
                   Debenture bonds - principal and
                      compound interest                       189,320,833    191,631,000
                   Debt payable - principal                    38,449,857     38,486,000
                   Securities sold, not owned                 132,652,334    132,652,334


                                                                        1995
                                                             ---------------------------
                                                             Carrying
                                                             Amounts        Fair Value
                                                             ------------   ------------
                 Financial assets:
                   Cash and cash equivalents                 $ 32,798,627   $ 32,798,627
                   Investments:
                      Available-for-sale securities            31,829,980     31,829,980
                      Held-to-maturity securities             188,073,542    182,063,885
                   Real estate contracts and mortgage
                      notes receivable                        580,158,575    608,775,000
                   Other receivable investments                41,591,415     45,446,000
                 Financial liabilities:
                   Debenture bonds - principal and
                      compound interest                       198,286,390    205,004,000
                   Debt payable - principal                    25,517,193     25,564,000

            LIMITATIONS - The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of these financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange.

     18.  RELATED-PARTY TRANSACTIONS:

          During the years ended September 30, 1996 and 1995, the Company had the following related-party transactions with Summit and other affiliates:


                                                                 1996           1995
                                                             ------------   ------------
              Real estate contracts and mortgage notes
                 receivable and other receivable invest-
                 ments sold to Summit and OSL                $ 45,137,473   $ 59,578,347
              Contract acquisition costs charged to Summit
                 and OSL on sale of real estate contracts
                 and mortgage notes receivable and other
                 receivable investments, including manage-
                 ment underwriting fees                         1,753,206      1,967,409

              Gains on real estate contract and mortgage
                 notes receivable and other receivable
                 investments purchased from Summit and OSL                       335,469

              Service fees paid to Summit Property
                 Development                                    2,038,202      1,250,017

              Commissions and service fees paid to MIS            369,080      1,124,481

              Dividends paid to Summit on preferred stock         200,256        256,991

          At September 30, 1996 and 1995, the Company had payables due to affiliates of $1,205,920 and $1,962,923, respectively, related primarily to advance payments on receivable acquisitions.


     19.  BUSINESS SEGMENT REPORTING:

          The Company principally operates in the three industry segments which encompass: (1) the investing in real estate contracts and mortgage notes receivables, other receivables and investment securities, (2) insurance and annuity operations, and (3) property development. The insurance segment also invests a substantial portion of the proceeds from insurance and annuity operations in real estate contracts and mortgage notes receivables, other receivables and investment securities.

          Information about the Company's separate business segments and in total as of and for the years ended September 30, 1996, 1995 and 1994 are as follows:


                                                                               Property        Intersgement
                                               Investing       Insurance       Development     Elimination     Total
                                               --------------  --------------  --------------  --------------  --------------
              September 30, 1996:
                Revenues                       $   37,093,527  $   92,893,077  $   33,948,826  $   (7,063,061) $  156,672,179
                Income (loss) from operations       9,869,632       6,080,155      (3,567,973)                     12,381,814
                Identifiable assets, net          237,724,744   1,133,741,015      68,148,987    (156,955,928)  1,282,658,826
                Depreciation and amortization       1,388,222         181,093       3,048,349                       4,617,664
                Capital expenditures                1,325,151          44,651                                       1,369,802

              September 30, 1995:
                Revenues                           29,861,448      88,344,548      27,178,017      (7,276,528)    138,107,483
                Income (loss) from operations       5,573,034       4,695,158        (784,452)                      9,483,740
                Identifiable assets, net          204,166,053     929,358,768      78,272,958    (131,329,779)  1,078,468,000
                Depreciation and amortization       1,172,856         119,476       1,730,901                       3,023,233
                Capital expenditures                  811,006          83,667                                         894,673

              September 30, 1994:
                Revenues                           35,687,861      91,047,193      18,932,334      (7,481,425)    138,185,963
                Income (loss) from operations      (3,421,338)     13,291,685      (1,175,586)                      8,694,761
                Identifiable assets, net          199,843,275     935,051,736      60,678,188    (132,283,296)  1,063,289,903
                Depreciation and amortization       1,203,909          84,918         777,538                       2,066,365
                Capital expenditures                  453,842          17,255                                         471,097


     20.  PARENT COMPANY ONLY FINANCIAL STATEMENTS:

          The condensed balance sheets of Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan" or the "parent company") at September 30, 1996 and 1995 are as follows:

                                                                 1996           1995
                                                             ------------   ------------
                             ASSETS

              Cash and cash equivalents                      $  4,807,147   $ 15,965,359
              Investments                                       8,840,977      6,153,393
              Real estate contracts and mortgage notes
                 receivable and other receivable investments   72,018,452     30,429,638
              Real estate held for sale and development        69,360,885     48,574,018
              Allowance for losses on real estate assets       (6,297,676)    (3,108,597)
              Equity in subsidiary companies                   97,302,358    117,281,602
              Land, buildings and equipment, net                9,376,863      9,049,942
              Prepaid expenses and other assets, net           12,620,101     10,243,463
              Accounts and notes receivable, net                5,190,592        893,983
              Receivables from affiliates                      24,626,214     43,812,436
                                                             ------------   ------------
                   Total assets                              $297,845,913   $279,295,237
                                                             ============   ============
                            LIABILITIES

              Debenture bonds and accrued interest           $192,173,751   $201,311,873
              Debt payable                                     13,155,334      5,645,410
              Accounts payable and accrued expenses             7,463,342      2,917,769
              Deferred underwriting fee income                 38,710,154     28,849,743
                                                             ------------   ------------
                   Total liabilities                          251,502,581    238,724,795
                                                             ------------   ------------
                         STOCKHOLDERS' EQUITY

              Preferred stock, $10 par (liquidation
                 preference, $49,495,906 and $47,825,310,
                 respectively)                                 21,518,198     21,627,106
              Subordinate preferred stock, no par                      --             --
              Common stock, $2,250 par                            293,417        293,417
              Additional paid-in capital                       16,791,670     14,917,782
              Retained earnings                                 8,731,070      4,561,554
              Net unrealized losses on investments               (991,023)      (829,417)
                                                             ------------   ------------
                   Total stockholders' equity                  46,343,332     40,570,442
                                                             ------------   ------------
                   Total liabilities and stockholders'
                      equity                                 $297,845,913   $279,295,237
                                                             ============   ============

          Metropolitan's condensed statements of income for the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Revenues:
                 Interest and earned discounts   $ 8,303,775   $ 8,721,451   $ 8,756,861
                 Fees, commissions, service and
                   other income                   28,567,964    21,788,065    15,056,870
                 Real estate sales                23,499,363     4,700,560     7,607,652
                 Realized net gains on sales of
                   investments and receivables     2,357,010     1,134,510       366,409
                                                 -----------   -----------   -----------
                      Total revenues              62,728,112    36,344,586    31,787,792
                                                 -----------   -----------   -----------
              Expenses:
                 Interest, net                    15,630,068    16,205,083    17,616,074
                 Cost of real estate sold         22,266,024     3,719,349     7,330,073
                 Provision for losses on real
                   estate assets                   4,578,315     2,316,354       737,042
                 Salaries and employee benefits   12,085,532    10,035,360     9,332,118
                 Other operating expenses          1,523,541       816,134     2,142,358
                                                 -----------   -----------   -----------
                      Total expenses              56,083,480    33,092,280    37,157,665
                                                 -----------   -----------   -----------
              Income (loss) from operations
                 before income taxes and equity
                 in net income of subsidiaries     6,644,632     3,252,306    (5,369,873)
              Income tax benefit (provision)      (2,268,916)   (1,105,581)    1,813,051
                                                 -----------   -----------   -----------
              Income (loss) before equity in
                 net income of subsidiaries        4,375,716     2,146,725    (3,556,822)
              Equity in net income of
                 subsidiaries                      3,661,948     4,155,921     9,034,578
                                                 -----------   -----------   -----------
              Net income                         $ 8,037,664   $ 6,302,646   $ 5,477,756
                                                 ===========   ===========   ===========

          Metropolitan's condensed statements of cash flows for the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Cash flows from operating
                 activities:
                   Net income                    $ 8,037,664   $ 6,302,646   $ 5,477,756
                   Adjustments to reconcile
                      net income to net cash
                      provided by operating
                      activities                  12,717,338    (3,909,025)   (3,679,005)
                                                 -----------   -----------   -----------
              Net cash provided by operating
                 activities                       20,755,002     2,393,621     1,798,751
                                                 -----------   -----------   -----------
              Cash flows from investing
                 activities:
                   Principal payments on real
                      estate contracts and
                      mortgage notes receivable
                      and other receivable
                      investments                 12,480,667     5,069,237    10,550,918
                   Proceeds from sales of real
                      estate contracts and
                      mortgage notes receivable
                      and other receivable
                      investments                 24,297,171    34,946,274
                   Acquisition of real estate
                      contracts and mortgage
                      notes and other receiv-
                      able investments           (32,175,162)  (18,449,630)   (6,520,436)
                   Proceeds from real estate
                      sales                        9,221,958     1,876,900     2,915,452
                   Proceeds from sales of
                      investments                  3,294,326     7,647,099       361,132
                   Proceeds from maturities of
                      investments                  5,800,000
                   Purchase of investments       (11,689,836)  (12,108,637)     (399,465)
                   Additions to real estate
                      held for sale and develop-
                      ment                       (17,191,856)  (12,483,117)   (7,945,133)
                   Capital expenditures           (1,271,041)     (803,302)     (469,475)
                   Net change in investment
                      in and advances to
                      subsidiaries               (16,293,198)   (9,591,121)    6,332,550
                                                 -----------   -----------   -----------
                        Net cash provided by
                          (used in) investing
                          activities             (23,526,971)   (3,896,297)    4,825,543
                                                 -----------   -----------   -----------

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Cash flows from financing
                 activities:
                   Net borrowings (repayments)
                      from banks and others        7,497,807     4,156,501    (3,324,722)
                   Issuance of debenture bonds     9,125,303    53,120,179    46,414,738
                   Issuance of preferred stock     2,135,714     4,513,293     1,772,649
                   Repayment of debenture bonds  (22,906,185)  (48,970,828)  (51,610,174)
                   Cash dividends                 (3,868,148)   (4,539,503)   (3,510,338)
                   Redemption and retirement of
                      stock                         (370,734)     (266,460)     (775,742)
                                                 -----------   -----------   -----------
                        Net cash provided by
                          (used in) financing
                          activities              (8,386,243)    8,013,182   (11,033,589)
                                                 -----------   -----------   -----------
              Net increase (decrease) in cash
                 and cash equivalents            (11,158,212)    6,510,506    (4,409,295)

              Cash and cash equivalents at
                 beginning of year                15,965,359     9,454,853    13,864,148
                                                 -----------   -----------   -----------
              Cash and cash equivalents at
                 end of year                     $ 4,807,147   $15,965,359   $ 9,454,853
                                                 ===========   ===========   ===========

          Non-cash investing and financing activities not included in Metropolitan's condensed statements of cash flows for the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Loans to facilitate the sale of
                 real estate                     $14,277,405   $ 2,823,660   $ 4,692,200
              Real estate acquired through
                 foreclosure                         198,454     1,219,983     2,166,655
              Debt assumed with acquisition of
                 real estate contracts and
                 mortgage notes and debt assumed
                 upon foreclosure of real estate
                 contracts                                         113,876        81,530
              Change in net unrealized gains
                 (losses) on investments            (161,606)    2,005,960    (3,371,012)
              Increase in assets and liabili-
                 ties associated with liquida-
                 tion of subsidiary:
                   Real estate contracts and
                      mortgage notes receivable   30,052,954

                                       F-54

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

     20.  PARENT COMPANY ONLY FINANCIAL STATEMENTS, CONTINUED:


                                                    1996          1995          1994
                                                ------------   -----------   -----------
              Real estate held for sale           27,915,041
              Allowance for losses on
                 real estate assets                1,107,129
              Land, building and equipment,
                 net                                  15,518
              Other assets                         1,911,314
              Accounts receivable                  2,963,966
              Debt payable                            13,948
              Accounts payable and accrued
                 expenses                          2,759,214
              Investments in and advances to
                 subsidiaries                     58,978,502

          Accounting policies followed in the preparation of the preceding condensed financial statements of Metropolitan (parent company only) are the same as those policies described in the consolidated financial statements except that the equity method was used in accounting for the investments in and net income from subsidiaries.

          At September 30, 1996 and 1995, Metropolitan's debt payable consists of the following:

                                                                  1996          1995
                                                               -----------   -----------
              Reverse repurchase agreement with a securities
                 broker, interest at 5.8% per annum, due
                 October 1, 1996; collateralized by
                 $2,700,000 in U.S. government-backed bonds    $ 2,678,500

              Reverse repurchase agreement with a securities
                 broker, interest at 6.75% per annum, due
                 October 2, 1995; collateralized by
                 $5,000,000 in U.S. Treasury bonds                           $ 4,606,625

              Real estate contracts and mortgage notes
                 payable, interest rates ranging from 3% to
                 10.9%, due in installments through 2016;
                 collateralized by senior liens on certain
                 of the Company's real estate contracts,
                 mortgage notes and real estate held for
                 sale                                           10,456,496     1,016,616

                 Accrued interest payable                           20,338        22,169
                                                               -----------   -----------
                                                               $13,155,334   $ 5,645,410
                                                               ===========   ===========

          Aggregate amounts of principal payments due on the parent company's debt payable are expected to be as follows:

            Fiscal Year Ending
              September 30,
            ------------------

                  1997                              $  3,040,000
                  1998                                   364,000
                  1999                                   393,000
                  2000                                   356,000
                  2001                                   374,000
                Thereafter                             8,628,334
                                                    ------------
                                                    $ 13,155,334
                                                    ============

          At September 30, 1996 and 1995, Metropolitan's debenture bonds payable consisted of the following:

                                       Principally
              Annual Interest Rates    Maturing in               1996           1995
              ---------------------    -------------------   ------------   ------------
              5% to 6%                 1997                  $    537,000   $  2,486,000
              6% to 7%                 1997, 1998 and 1999      4,979,000      6,911,000
              7% to 8%                 1999 and 2000           51,261,000     50,165,000
              8% to 9%                 1997, 1998 and 2000     84,372,000     85,258,000
              9% to 10%                1997                    20,136,000     30,044,000
              10% to 11%               1998 and 1999            1,749,000      1,951,000
                                                             ------------   ------------
                                                              163,034,000    176,815,000
              Compound and accrued interest                    29,139,751     24,496,873
                                                             ------------   ------------
                                                             $192,173,751   $201,311,873
                                                             ============   ============

          Unamortized debenture issuance costs totaled $2,597,477 at September 30, 1996 and $3,390,744 at September 30, 1995.

          Maturities of the parent company's debenture bonds are as follows:

            Fiscal Year Ending
              September 30,
            ------------------
                   1997                             $ 50,030,000
                   1998                               52,163,000
                   1999                               41,335,000
                   2000                               40,408,000
                   2001                                5,877,000
                Thereafter                             2,360,751
                                                    ------------
                                                    $192,173,751
                                                    ============

          Metropolitan had the following related party transactions with its various subsidiaries and affiliated entities:

                                                    1996          1995          1994
                                                 -----------   -----------   -----------
              Dividends received:
                 Summit Securities, Inc.                                     $ 1,422,007
                 Old Standard Life Insurance
                   Company                                     $ 1,922,000       700,000
                 Metropolitan Mortgage &
                   Securities Co. of Alaska      $ 1,243,950                     225,000
                 Spokane Mortgage Co.                              125,000     1,800,000
                 Western United Life Assurance
                   Company                           441,510       288,208     2,604,875
                 Beacon Properties, Inc.             185,000       360,000       330,000
                 Consumers Group Holding Co.,
                   Inc.                            1,880,450       723,250     6,791,358
                 Metropolitan Mortgage Hawaii,
                   Inc.                                                        1,770,000
                 Metropolitan Investment
                   Securities, Inc.                                138,950
                 Broadmore Park Factory Outlet,
                   Inc.                               85,000
                                                 -----------   -----------   -----------
                                                 $ 3,835,910   $ 3,557,408   $15,643,240
                                                 ===========   ===========   ===========

              Fees, commissions, service and
                 other income                    $26,969,251   $18,829,557   $13,814,334
              Interest income                      1,858,521     4,152,257     3,218,813


          Metropolitan charged various subsidiaries and affiliated entities for underwriting fees of $29,362,000 in 1996, $14,936,306 in 1995 and $13,248,132 in 1994 related to contracts sold to these entities. Amounts charged to subsidiaries are deferred and recognized as income over the estimated life of the contracts. Amounts amortized into service fee income were $18,323,435 in 1996, $10,416,849 in 1995 and $6,596,877 in 1994.

          The underwriting fees are based upon a yield requirement established by the purchasing entity. For contracts sold to Western United Life Assurance Co. (Western United), one of Metropolitan's subsidiaries, the yield is guaranteed by Metropolitan. In connection with its guarantee, Metropolitan has holdbacks of $12,538,000 and $6,945,473 at September 30, 1996 and 1995, respectively.

METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                    CONSOLIDATED CONDENSED BALANCE SHEETS



                                                 March 31,
September 30,
                                                   1997
1996
                                        (unaudited)
ASSETS
  Cash and Cash Equivalents                     $  20,146,241    $
35,226,746
  Restricted Cash and Cash Equivalents
132,652,334
  Investments:
    Available-for-Sale Securities,
     at market                                    75,962,119
38,554,498
    Held-to-Maturity Securities,
     at amortized cost (market value
     $115,830,548 and $119,200,084)              121,174,845
124,748,490
  Accrued Interest on Investments                   1,618,319
1,516,390
                                               --------------     ---
----------
      Total Cash and Investments                  218,901,524
332,698,458
                                               --------------     ---
----------
  Real Estate Contracts and Mortgage
    Notes and Other Receivables                   720,729,519
758,427,480
  Real Estate for Sale and
    Development - Including
    Foreclosed Real Estate                         82,253,196
84,333,288
                                                -------------     ---
----------
  Total Receivables and
    Real Estate Assets                            802,982,715
842,760,768
  Less Allowance for Losses                        (9,976,896)
(10,192,584)
                                                -------------     ---
----------
      Net Receivables and
      Real Estate Assets                          793,005,819
832,568,184
                                                -------------     ---
----------

  Deferred Acquisition Costs, Net                  74,398,522
74,530,361

  Land, Building and Equipment - net
    of accumulated depreciation                     9,072,655
8,516,598

  Other Assets, net of allowance                   37,449,520
34,345,227
                                               --------------      --
----------

    TOTAL ASSETS                               $1,132,828,040
$1,282,658,828
                                               ==============
==============

The accompanying notes are an integral part of the consolidated financial statements.

       METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                    CONSOLIDATED CONDENSED BALANCE SHEETS

                                                      March 31,
September 30,
                                                        1997
1996
                                                  (unaudited)

LIABILITIES
 Life Insurance and Annuity Reserves             $  842,287,055    $
837,366,108
 Debenture Bonds                                    183,496,611
192,173,751
 Other Debt Payable                                  11,868,596
38,601,146
 Securities Sold, Not Owned
132,652,334
 Accounts Payable and Accrued
   Expenses                                          27,559,198
18,082,782
 Deferred Income Taxes                               15,001,400
15,894,831
 Minority Interest in Consolidated
   Subsidiaries                                       1,587,844
1,544,544
                                                  -------------    --
------------
   TOTAL LIABILITIES                              1,081,800,704
1,236,315,496
                                                  -------------    --
------------

STOCKHOLDERS' EQUITY
 Preferred Stock, Series A, B, C, D,
   E Cumulative with Variable Rate,
   $10 Par Value, Authorized 8,325,000
   Issued 2,155,267 Shares and
   2,151,820 Shares (Liquidation
   Preference $50,518,508 and
   $49,495,906, respectively)                        21,552,665
21,518,198
 Class A Common Stock - Voting,
   $2,250 Par Value, Authorized
   222 Shares, Issued 130 Shares                        293,417
293,417
 Additional Paid-In Capital                          17,779,728
16,791,670
 Retained Earnings                                   11,944,961
8,731,070
 Net Unrealized Losses on
    Investments                                        (543,435)
(991,023)
                                                   ------------     -
------------
    TOTAL STOCKHOLDERS' EQUITY                       51,027,336
46,343,332
                                                   ------------     -
------------
      TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                     $1,132,828,040
$1,282,658,828
                                                 ==============
===============

The accompanying notes are an integral part of the consolidated financial statements.

          METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                            Three Months Ended
Six Months Ended
                                                  March 31,
March 31
                                           1997               1996
1997                1996
                                         --------------------------
---------------------------
REVENUES:
 Insurance Premiums Earned              $   750,000    $   750,000             $
1,500,000          $ 1,500,000
 Interest and Earned Discounts           22,774,077     22,755,006
46,879,593           44,674,881
 Real Estate Sales                        7,305,686     12,683,339
14,152,386           23,291,364
 Fees, Commissions, Service
  and Other Income                        1,177,497        761,133
2,385,584            1,452,690
 Realized Investment Gains (Losses)          43,996         21,290
(2,116,159)              24,090
 Realized Gains on Sales of
  Receivables                             1,712,582      1,051,230
11,547,541            1,135,720
                                       ------------     ----------             -
---------           -----------

  TOTAL REVENUES                         33,763,838     38,021,998
74,348,945           72,078,745
                                       ------------     ----------             -
----------           ----------
EXPENSES:
 Insurance Policy and Annuity
   Benefits                              12,009,603     11,748,235
25,065,014           23,809,875
 Interest Expense                         3,983,599      4,301,929
9,818,921            8,080,764
 Cost of Real Estate Sold                 7,702,652     12,063,139
15,142,661           22,529,781
 Provision for Losses on Real
   Estate Assets                          1,410,613      1,336,950
1,996,834            2,271,493
 Salaries and Employee
   Benefits                               3,337,224      2,553,940
6,370,158            4,834,808
 Commissions to Agents                    2,065,315      2,930,412
4,224,085            5,361,611
 Other Operating and
   Underwriting Expenses                  1,517,514      1,530,022
3,817,418            3,158,585
 Decease (Increase) in Deferred


   Acquisition Costs                         (5,582)      (192,868)
232,373             (202,000)
                                         ----------     ----------
---------            ---------

   TOTAL EXPENSES                        32,020,938     36,271,759
66,667,464           69,844,917
                                         ----------     ----------             -
----------           ----------

Income Before Income Taxes and
   Minority Interest                      1,742,900      1,750,239
7,681,481            2,233,828
Provision For Income Taxes                 (595,884)      (589,460)
(2,618,051)            (760,393)
                                         -----------     ----------
----------            ---------

Income Before Minority
   Interest                               1,147,016      1,160,779
5,063,430            1,473,435

Income of Consolidated
   Subsidiaries Allocated to
   Minority Stockholders                    (26,740)       (26,887)
(62,300)              (36,198)
                                         ----------     -----------
---------            ----------

NET INCOME                                1,120,276      1,133,892
5,001,130             1,437,237

Preferred Stock Dividends                (1,013,595)      (900,489)
(2,036,960)           (1,823,895)
                                         ----------     ------------
----------             ---------
Income (Loss) Applicable to
   Common Stockholders                  $   106,681      $ 233,403
$2,964,170            $ (386,658)
                                        ===========     ===========
==========            ==========

The accompanying notes are an integral part of the consolidated financial statements.


       METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
              CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                                   Six Months Ended
                                                       March 31,
                                                1997             1996
                                               ----------------------
-

Net Cash Provided By  (Used In)
  Operating Activities                      $(108,186,295)   $
22,956,405
                                              ------------    -------
----
Cash Flows From Investing Activities:
Change in Restricted Cash and Cash
    Equivalents                               132,652,334
Principal Payments on Real Estate
    Contracts and Mortgage Notes
    and Other Receivables                      67,805,747
58,058,181
Proceeds From Real Estate Sales                 3,137,570
3,072,548
Proceeds From Investment Maturities            11,065,918
13,003,474
Proceeds from Sale of Available-
    for-Sale Securities                         1,266,029
31,684,176
Purchase of Available-for-Sale
    Securities                                (46,041,430)
(2,139)
Purchase of Held-to-Maturity
    Securities                                    (99,625)
(3,311,988)
Proceeds From Sale of Real Estate
    Contracts and Mortgage Notes
    and Other Receivables                     172,200,857
18,311,296
Acquisition of Real Estate Contracts and
     Mortgage Notes and Other Receivables    (185,348,456)
(150,597,581)
Additions to Real Estate Held                 (10,858,716)
(16,135,196)
Capital Expenditures                           (1,061,356)
(619,562)
                                              -----------     -------
-----

Net Cash Provided By (Used In)
    Investing Activities                      144,718,872
(46,536,791)
                                              -----------     -------
-----
Cash Flows From Financing Activities:
Net Change in Short Term Borrowings from
  Brokers and Banks                           (25,484,750)
7,913,375
Receipts From Life and Annuity Products        36,290,797
59,493,607
Withdrawals on Life and Annuity Products      (54,523,739)
(45,305,669)
Repayment to Banks and Others                  (1,995,409)
(1,912,362)
Issuance of Debenture Bonds                    21,561,718
7,650,338
Issuance of Preferred Stock                     1,099,990
1,105,664
Repayment of Debenture Bonds                  (26,696,985)
(16,145,440)
Preferred Stock Dividends                      (2,036,960)
(1,823,895)
Redemption of Capital Stock                       (77,465)
(97,533)
Receipt of Contingent Sale Price
  for Subsidiary Sold to Related Party            249,721
                                               ----------     -------
------



Net Cash Provided By (Used In)
  Financing Activities                        (51,613,082)
10,878,085
                                              -----------    --------
-----

Net Decrease in Cash and
  Cash Equivalents                            (15,080,505)
(12,702,301)
Cash and Cash Equivalents at Beginning
  of Period                                    35,226,746
32,798,627
                                             ------------    --------
-----

Cash and Cash Equivalents at End
  of Period                                  $ 20,146,241    $
20,096,326
                                            =============
============

The   accompanying   notes   are   an  integral   part   of   the   consolidated
financial                                                            statements.

                METROPOLITAN MORTGAGE & SECURITIES CO., INC.
            NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



1. In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements contain all adjustments necessary to present fairly the Company's financial position as of March 31, 1997, and the results of operations for the three and six months ended March 31, 1997 and 1996 and the changes in cash flows for the six months ended March 31, 1997 and 1996. The results of operations for the six month period ended March 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year. As provided for in regulations promulgated by the Securities and Exchange Commission, all financial statements included herein are unaudited; however, the condensed consolidated balance sheet at September 30, 1996 has been derived from the audited consolidated balance sheet. These financial statements should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's fiscal 1996 Form 10-K.

2. The principal amount of receivables as to which payments were in arrears more than three months was $29,000,000 at March 31, 1997 and $26,500,000 at September 30, 1996.

3. The Company had no outstanding legal proceedings other than normal proceedings associated with receivable foreclosures, and/or the general business activities of the Company.

4. Certain amounts in the prior year's consolidated condensed financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

5. In November 1996, Metropolitan Mortgage & Securities Co., Inc. (Metropolitan or the Company) and its subsidiary Western United Life Assurance Company (WULA) participated as two of the four co-sellers in a receivable securitization sponsored by Metropolitan Asset Funding, Inc., an affiliated company. Approximately $126.7 million of receivables, with $115.5 million provided by Metropolitan and WULA, were sold in a securitization transaction with proceeds, after costs, of approximately $121.1 million, of which $110.4 million was allocated to Metropolitan and WULA. With an amortized carrying value of approximately $101.5 million in the receivables sold in the securitization, Metropolitan and WULA recorded approximately $8.9 million in pre-tax gains from their portion of the sale. Metropolitan Asset Funding, Inc. sold approximately $113.4 million in varying classes of mortgage pass-through certificates. In addition to the certificates sold to the public, approximately $13.3 million in subordinate class certificates and residual  class  certificates were returned to  the  various  co-
     sellers of the receivables included in the securitization. Metropolitan and WULA received approximately $101.6 million, after costs, from the securitization and received approximately $12.0 million (estimated fair value) in subordinate class and residual class certificates. As an economic hedge for this receivable securitization sale, the Company had previously sold short approximately $128 million of U.S. Treasury securities of varying maturities. Concurrent with the completion of the securitization transaction, the Company purchased and delivered the borrowed securities. The Company lost approximately $2.5 million on this short sale. Thereby from an economic standpoint, the Company realized an approximate $6.4 million in pre-tax gains on the securitization sale.

6. In December 1995, the Company reassessed the appropriateness of the classifications of its securities investments. Based on this reassessment, the Company transferred $72,572,322 of securities from the Held-to-Maturity classification to the Available-for-Sale classification. This transfer was based on guidance included in the special report issued by the Financial Accounting Standards Board, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".

7. In 1995, the Company sold its wholly owned subsidiary, Old Standard Life Insurance Company (OSL) to Summit Securities, Inc. (Summit), an affiliated company through common control. In connection with the purchase, Summit agreed to pay a contingent purchase price consideration to Metropolitan based upon the future earnings of OSL. During the quarter ended March 31, 1997, the Company received approximately $250,000 of contingent purchase price from Summit. Due to the affiliated nature of these companies, payment was recorded an increase in retained earnings.

8. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Item 2:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The discussions may contain some forward-looking statements. A forward-looking statement may contain words such as "will continue to be," "will be," "continue to," "expect to," "anticipates that," "to be," or "can impact." Management cautions that forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those projected in forward-looking statements.

Significant Transactions:

      In November 1996, Metropolitan Mortgage & Securities Co., Inc. (Metropolitan or the Company) and its subsidiary Western United Life Assurance Company (WULA) participated as two of the four co-sellers in a receivable securitization sponsored by
Metropolitan   Asset   Funding,  Inc.,  an  affiliated   company.
Approximately $126.7 million of receivables, with $115.5 million provided by Metropolitan and WULA, were sold in a securitization transaction with proceeds, after costs, of approximately $121.1 million, which $110.4 million was allocated to Metropolitan and
WULA.   With an amortized carrying value of approximately  $101.5
million   in   the   receivables  sold  in  the   securitization,
Metropolitan and WULA recorded approximately $8.9 million in pre-tax gains from their portion of the sale. Metropolitan Asset Funding, Inc. sold approximately $113.4 million in varying classes of mortgage pass-through certificates. In addition to the certificates sold to the public, approximately $13.3 million in support class certificates and residual class certificates were returned to the various co-sellers of the receivables included in the securitization. Metropolitan and WULA received
approximately   $101.6   million,   after   costs,    from    the
securitization   and   received   approximately   $12.0   million
(estimated  fair  value)  in support  class  and  residual  class
certificates.    As  an  economic  hedge  for   this   receivable
securitization sale, the Company had previously sold short approximately $128 million of U.S. Treasury securities of varying maturities. Concurrent with the completion of the securitization transaction, the Company purchased and delivered the borrowed securities. The Company lost approximately $2.5 million on this short sale. Thereby from an economic standpoint, the Company realized an approximate $6.4 million in pre-tax gains on the securitization sale.

     On January 31, 1995, the Company concluded an agreement with Summit Securities, Inc. (Summit), whereby it sold Metropolitan Investment Securities, Inc. (MIS) to Summit, at a sale price of $288,950, which approximated the current book value of MIS at date of sale. On May 31, 1995, the Company concluded an agreement with Summit, whereby it sold Old Standard Life Insurance Company (OSL) to Summit effective May 31, 1995, at a sale price of $2,722,000, which approximated the current book value of OSL at date of sale, with future contingency payments based on earnings of OSL. The sales price plus estimated future contingency payments approximates the actuarial appraised valuation of OSL. During the three months ended March 31, 1997, the

Company    received   approximately   $250,000   of    contingent
consideration from Summit.

      On February 21, 1997, WULA entered into a reinsurance agreement with OSL, whereby WULA agreed to reinsure 75% of certain single premium deferred annuity contracts. The amount of deferred annuity contracts coinsured with OSL totaled approximately $8.2 million at March 31, 1997.
Financial Condition and Liquidity:

      As of March 31, 1997, the Company had cash or cash equivalents of $20.1 million and liquid investments (trading or available-for-sale securities) of $76.0 million compared to $63.2 million in cash and cash equivalents and $56.7 million in liquid investments at December 31, 1996 and $35.2 million in cash and cash equivalents and $38.6 million in liquid investments at September 30, 1996. Management believes that cash, cash equivalents and liquidity provided by other investments are adequate to meet planned asset additions, debt retirements or other business operational requirements during the next twelve months. At March 31, 1997, total cash and investments, including restricted cash and held-to-maturity securities, were $218.9 million as compared to $332.7 million at September 30,
1996. During the six month period ended March 31, 1997, the Company used approximately $108.2 million in its operating activities including $132.7 million to close the previously described short sale of U.S. Treasury securities. Funds provided by investing activities of $144.7 million resulted primarily from changes in restricted cash of $132.7 million, sale proceeds and collections of receivables of $240.0 million, investment maturities of $11.1 million, real estate sales proceeds of $3.1 million and proceeds from investment securities of $1.3 million being offset by new receivable acquisitions of $185.3 million, purchase of investment securities of $46.1 million, addition to real estate held of $10.9 million and other capital expenditures of $1.1 million. Funds used in financing activities of $51.6 million, which included a $1.0 million net cash inflow from preferred stock sales less redemptions, were used primarily to payoff short-term borrowings of $25.5 million, finance a net cash outflow of $18.2 million in life and annuity products, finance a net cash outflow of $5.1 million in debenture bonds, repayments to banks and others of $2.0 million and payment of preferred stock dividends of $2.0 million.

     The receivable portfolio totaled $720.7 million at March 31, 1997 compared to $703.2 million December 31, 1996 and $758.4 million at September 30, 1996. During the six months ended March 31, 1997, the decrease primarily resulted from the acquisition of receivables totaling $185.3 million plus an additional $11.0 million  in  loans  to facilitate the sale of real  estate  being totally offset by principal collections on receivables of $67.8 million, reduction for the cost basis of receivables sold of $160.7 million and reductions due to foreclosed receivables of approximately $5.4 million.

     Real estate held for sale and development decreased to $82.2 million at March 31, 1997 from $84.2 million at December 31, 1996 and $84.3 million at September 30, 1996. For the six months ended March 31, 1997, real estate additions of $16.8 million, including $5.9 million of foreclosed receivables, which were offset by costs of real estate sold of $15.1 million, depreciation of $2.2 million and charge-offs to the allowance for losses of $1.5 million.

      Life insurance and annuity policy reserves increased $4.9 million during the six months ended March 31, 1997 to approximately $842.3 million from $837.4 million at September 30, 1996. This increase resulted from credited earnings of $23.2 million offset by a $18.2 million of cash outflow as receipts from sales of new life and annuity products of $36.3 million were exceeded by withdrawals of $54.5 million from existing policies. Net debenture bonds outstanding decreased by $8.7 million to $183.5 million at March 31, 1997 from $192.2 million at September 30, 1996. Net cash inflow from issuance less maturities of debentures was approximately $5.1 million plus an additional $3.6 million decrease in credited interest held. Additionally, the Company had cash flow, net of redemptions, of approximately $1.0 million from the sale of preferred stock and reinvestment of preferred stock dividends during the six months ended March 31, 1997. During the six month period ended March 31, 1997, the Company decreased the portion of its other debt payable represented by short term borrowings by $25.5 million to an approximate outstanding amount of $10.0 million on March 31, 1997.

     Total assets decreased by $149.9 million to $1,132.8 million at March 31, 1997 from $1,282.7 million at September 30, 1996.
At March 31, 1997, the Company had net unrealized losses on securities available-for-sale in the amount of $543,000 as compared to unrealized losses of $1.0 million at September 30, 1996. Net unrealized losses on securities available-for-sale is presented as a separate component of stockholders' equity.

Results of Operations:

      The Company recorded net income before preferred dividends for the six months ended March 31, 1997 of $5,001,000 compared to $1,437,000 in the prior year's period. Comparing the current year's six month period with the prior year's similar period, increases in gains from sales of receivables, increases in other fees and commission revenues, a reduction in the provision for losses on real estate assets and a reduction in commission expense were only partially offset by a reduction in the net interest spread, increased losses from the sale of real estate, increased losses from the sale of investment securities, increases in salaries, benefits and other operating expenses and related provision for income taxes.

      For the six month period ended March 31, 1997, the Company reported a positive spread on its interest sensitive assets and liabilities of $13.5 million as compared to $14.3 million in the prior year's period. The reduction was primarily the result of a reduction in the receivable portfolio due to the securitization sale in November 1996. While there has been some contraction in portfolio investment earnings rates in the current year's period as new investment yields are slightly lower than previous investments, the Company has also experienced reduced renewal rates on some of its life and annuity policies. Currently, the Company continues to control life and annuity policy surrenders by maintaining current market credited rates. Normally, the Company's investment earnings rates are not as sensitive to market conditions as is its life and annuity policy rates and thus a sustained rise in interest rates could have a negative impact on its net interest spread as its liabilities reprice faster than its assets.

      During the six months ended March 31, 1997, the Company realized net losses from the sale of investments of $2.1 million compared to net gains of $24,000 in the prior year's period. The current period loss was primarily the result of a short sale of U.S. Treasury securities. The short sale was used by the Company as an economic hedge of its receivable securitization in November 1996. Additionally, in the current year's period, the Company realized gains of $11.5 million from the sale of approximately $160.7 million of receivable investments, while in the prior year, sales of approximately $17.2 million of receivable investments produced realized gains of $1.1 million. The Company realized losses of $1.0 million on sales of $14.2 million of real estate in the current year's period compared to net gains of $762,000 on sales of $23.3 million in the prior year. Significant in the current year compared to the prior year had been the result of the Company's timeshare sales at its resort in Hawaii. In the current year, the Company has recorded timeshare sales of approximately $7.0 million with losses of $1.6 million as compared to sales of $11.9 million and losses of $.7 million in the prior year. The Company expects future timeshare operations to improve as an off-site sales office has been closed which should reduce operating expenses and the Company's selling agent has replaced the project and sales managers. The Company anticipates that these changes will improve the results from timeshare operations in the future. It has been the policy of management to actively sell its real estate in order to return the investment to an earning asset. In addition to returning these assets to earning status, the Company has been able to reduce other operating expenses associated with its real estate, such as insurance, taxes, maintenance and amenities.

     In the six months ended March 31, 1997, the Company recorded other fees and commission revenues of $2.4 million as compared to $1.5 million in the prior year. The increase in the current year is primarily the result of net servicing revenues related to the receivable securitizations.

      In the six months ended March 31, 1997, the Company made provisions for losses on receivables and real estate assets of approximately $2.0 million as compared to $2.3 million in the prior year's period. The decreased provision in the current year is the result of the decrease in the receivable portfolio and the real estate asset portfolio. The Company has experienced a slight increase in receivable delinquency rates, however, a stable to improving real estate market has offset the effects of the delinquency rate increases.

      In comparing the three months ended March 31, 1997 with the prior year's similar period, net income was $1.1 million on revenues of $33.8 million as compared to net income of $1.1 million on revenues of $38.0 million. The reduction in revenues was primarily the result of a $5.4 million reduction in real estate sales, with sales of $7.3 million in 1997 as compared to $12.7 million in 1996, being partially offset by increased gains on the sale of receivables of approximately $661,000 and increased revenues from fees, commissions, service and other income of approximately $416,000.

      Net income for the comparative three months was almost identical as improvements from (1) an increased spread between interest sensitive income and interest sensitive expense, (2) an increase in overall gains from the sale of receivables and investments, and (3) an increase in fees, commissions and service income were totally offset by (1) increased losses on the sale of real estate, (2) an increase in the provision for loss on real estate assets, (3) a net increase in expenses, including salaries, commissions, operating expenses and deferred acquisition expenses.

      For the three months ended March 31, 1997, the net interest spread was $7.5 million compared to $7.4 million in the prior year's similar period. The increase of only $100,000 was primarily the result of the timing of the reinvestment of the proceeds from its November 1996 receivable securitization.

      During the three months ended March 31, 1997, the Company recorded gains on the sale of investments of $44,000 and $1.7 million on the sale of receivables. In the prior year, the Company recorded gains on the sale of investments of $21,000 and $761,000 on the sale of receivables. Receivable sales in 1997 were approximately $51 million as compared to $15 million in 1996.

      During the three months ended March 31, 1997, the Company generated approximately $1.2 million of fee revenues as compared to $761,000 in the prior year. The increase is primarily service fee income associated with the two securitizations which the Company participated in during May 1996 and November 1996.

      The Company realized losses of $400,000 on sales of $7.3 million of real estate in the current year's three month period as compared to gains of $600,000 on sales of $12.7 million of real estate in the prior year's period. The Company continues to actively sell its real estate in order to return the investment to an earning asset and reduce operating expenses associated with the holding of real estate. Included in the current year were approximately $800,000 in losses on sales of approximately $3.2 million in timeshare sales, while the prior year included losses of $600,000 on sales of $5.6 million.

      In conjunction with the Company's evaluation of its real estate assets, the Company provided for loss on these assets of $1.4 million in the current year's three month period as compared to $1.3 million in the prior year.

New Accounting Rules:

      In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS 125 provides accounting and reporting standards based on a consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company applied this new statement effective January 1, 1997, and it did not have a material effect on the Company's financial position, results of operations or cash flows.

       In February 1997, Statement of Financial Accounting Standards No.128 (SFAS 128), "Earnings per Share" was issued. SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and simplifies the existing standards. This standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods and requires restatement of all prior-period EPS data presented. The Company does not believe that the application of this standard will have a material effect on the presentation of its earnings per share disclosures.




                             PART II

          METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                 Form S-2 Registration Statement

             Information Not Required in Prospectus


Item 14:  Other Expenses of Issuance and Distribution

       SEC Registration Fee.......................... $  8,849

       NASD Filing Fee...............................   13,000
       * Blue Sky qualification fees and expenses....   15,000
       Independent Underwriter Fee...................   59,000
       * Accounting fees and expenses................   50,000
       * Legal fees and disbursements................   20,000
       * Trustee's fees and expenses.................    5,000
       * Debenture certificates......................    2,000
       * Printing expenses...........................   15,000
       * Miscellaneous expenses......................    2,151
       Total Expenses................................ $190,000


       * Estimated

Item 15:    Indemnification of Directors and Officers

        Article X of the registrant's Articles of Incorporation provides as follows:


Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonable believed to be in and not opposed to the best interest of the corporation.

Item 16.    Exhibits and Financial Statement Schedules

  (a)  Exhibits

     1(a).                Selling  Agreement between Metropolitan
               and Metropolitan Investment Securities, Inc. dated
               as   of   August   14,  1980  (Exhibit   l(a)   to
               Registration No. 2-70595).

     1(b).                Amendment to Selling Agreement  between
               Metropolitan    and    Metropolitan     Investment
               Securities,  Inc.  dated as of  August  14,  1980,
               (Exhibit l(b) to Registration No. 2-70595).

     1(c)(i).        Selling  Agreement between Metropolitan  and
               Metropolitan Investment Securities, Inc., dated as of December 21, 1984, with respect to Installment Debentures, Series I (Exhibit 1(c) to Registration No. 2-95146).

     1(d).                Amendment to Selling Agreement  between
               Metropolitan and Metropolitan Investment Securities, Inc. dated as of January 10, 1989. (Exhibit 1(f) to Registration No. 33-25700).

     1(e).                Selling  Agreement between Metropolitan
               and Metropolitan Investment Securities, Inc. dated
               as   of  January  31,  1990.   (Exhibit  1(c)   to
               Registration No. 33-32586).

     1(f)(ii). Form of Selling Agreement between Metropolitan and
               Metropolitan Investment Securities, Inc. with respect to Preferred Stock Series E-7. (Exhibit 1(f)(ii) to Amendment 1 to Registration No. 333-19755).

     1(g)(i). Form of Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and Welco Securities, Inc. with respect to Debentures to be registered.

     1(g)(ii). Form of Agreement to Act as "Qualified Independent
               Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and Welco Securities, Inc. with respect to Preferred Stock to be registered. (Exhibit 1(g)(ii) to Amendment 1 to Registration No. 332-19755).

     4(a).           Indenture, dated as of July 6, 1979, between
               Metropolitan  and  Seattle-First  National   Bank,
               Trustee (Exhibit 3 to Metropolitan's Annual Report on Form 10-K for fiscal 1979).

     4(b).                First Supplemental Indenture, dated  as
               of October 3, 1980, between Metropolitan and Seattle-First National Bank, Trustee (Exhibit 4 to Metropolitan's Annual Report on Form 10-K for fiscal 1980).

     4(c).                Second Supplemental Indenture, dated as
               of  November  12,  1984, between Metropolitan  and
               Seattle-First National Bank, Trustee (Exhibit 4(d) to Registration No. 2-95146).

     4(d).                Statement  of Rights, Designations  and
               Preferences of variable rate cumulative  Preferred
               Stock,  Series E-7.  (Exhibit 4(d) to Amendment  1
               to Registration No. 333-19755).

     5(a).               Opinion of Susan A. Thomson, Attorney at
               Law, as to validity of Investment Debentures.

     5(b).               Opinion of Susan A. Thomson, Attorney at
               Law, as to validity of Preferred Stock.

     7.                   Opinion re liquidation preference.  See
               Exhibit 5(b).

     9.                   Irrevocable  Trust  Agreement  (Exhibit
               9(b) to Registration No. 2-81359).

     11.                   Statement  Indicating  Computation  of
               Per-Share  Earnings.  (SEE "CONSOLIDATED FINANCIAL
               STATEMENTS".)

     12.                  Statement  of computation of  ratio  of
               earnings to fixed charges.

               *23(a).          Consent  of  Coopers  &  Lybrand,
               Independent Accountants.

     23(b).               Consent of counsel.  Reference is  made
               to Exhibit 5(a) and (b).

     24.(a)               Power  of Attorney.  (Exhibit 24(a)  to
               Amendment 1 to Registration No. 333-19755).

     24.(b)               Certified  Board Resolution authorizing
               board  signatures pursuant to a Power of Attorney.
               (Exhibit 24(b) to Amendment 1 to Registration  No.
               333-19755).

     25.                  Statement  on Form T-1 of Seattle-First
               National Bank.

                          (Exhibits  to  this Exhibit  have  been
               filed in paper pursuant to a continuing hardship exemption granted January 24, 1994).

     *27.           Financial Data Schedules.

* Filed herewith.

Item 17.    Undertakings

            (a)         The    undersigned   registrant    hereby
            undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)        To  include any prospectus required  by
               section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)             To  remove from registration by means  of  a
               post-effective  amendment any  of  the  securities
               being  registered  which  remain  unsold  at   the
               termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors,  officers,  and  controlling  persons  of  the
               Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                    For  the purpose of determining any liability
               under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           SIGNATURES
  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 6th day of June, 1997.

                       METROPOLITAN  MORTGAGE &  SECURITIES  CO.,
INC.

                  /S/ C. Paul Sandifur, Jr.
                    _____________________________________________
                      C.  Paul  Sandifur,  Jr.,  Chief  Executive
Officer

   Pursuant  to the requirements of the Securities Act  of  1933,
this   registration statement has been signed  by  the  following persons in the capacities and on the dates indicated.

 Signature                 Title                      Date


**
_____________________    President, Chief Executive  June 6, 1997
C. Paul Sandifur, Jr.    Officer, Chairman of
                         the Board
**
_____________________    Executive Vice President,   June 6, 1997
Bruce J. Blohowiak       Chief Operating Officer,
                         Director

**
_____________________    Vice President,             June 6, 1997
Steven Crooks            Principal Financial
                         Officer, and Principal
                         Accounting Officer

**
_____________________    Secretary and Director      June 6, 1997
Reuel Swanson

**
_____________________    Director                    June 6, 1997
Irv Marcus

**
_____________________    Director                    June 6, 1997

Charles H. Stolz

/S/  SUSAN  THOMSON                                      June  6,
1997
_________________

** Susan Thomson, by signing her name hereto, signs this document on behalf of Messrs. Sandifur, Blohowiak, Crooks, Swanson, Marcus and Stolz, indicated above, pursuant to a power of attorney duly executed by such persons and previously filed herewith.